

ANNUAL REPORT
2026 PROXY STATEMENT


Origin Bancorp, Inc.


OXFORD
DALLAS/FORT WORTH
TYLER
RUSTON
JACKSON
SHREVEPORT
20
45
20
MOBILE
FT. WALTON BEACH
HOUSTON

TEXAS
ENTRY: 2008 DFW
2013 HOUSTON
2022 EAST TX
LOCATIONS: 31
LOANS: $5,035
DEPOSITS: $4,313

LOUISIANA
ENTRY: 1912
LOCATIONS: 17
LOANS: $1,482
DEPOSITS: $3,451

MISSISSIPPI
ENTRY: 2010
LOCATIONS: 6
LOANS: $562
DEPOSITS: $614

SOUTHEAST *(AL/FL)*
ENTRY: 2024
LOCATIONS: 2
LOANS: $63
DEPOSITS: $103

Dollars in millions. Unaudited. Financial information as of 12/31/2025. For more details, please see the OBK 4Q2025 Investor Presentation filed with the SEC on January 28, 2026.

THE ORIGIN VISION

TO COMBINE THE POWER OF **TRUSTED ADVISORS** WITH **INNOVATIVE TECHNOLOGY** TO BUILD **UNWAVERING LOYALTY** BY CONNECTING PEOPLE TO THEIR DREAMS.

13

One of the Best Banks to Work For by *American Banker* for 13 consecutive years.

4.8

4.8/5.0: Origin's average Google review rating based on a total of 446 reviews in 2025.

4,473

Hours volunteered by employees through Project Enrich in 2025 for nonprofit organizations within the communities we serve.

56

56 banking centers serving 36 communities.



LETTER FROM THE CHAIRMAN

For more than a century, Origin's mission has been rooted in serving our employees, customers, communities, and shareholders. In 2025, that mission was strengthened as we continued to evolve as a company through consistent execution, disciplined risk management, and a relentless focus on long-term value creation.

At the beginning of the year, we outlined a clear objective through *Optimize Origin*: to connect our award winning culture with a drive for elite financial performance. *Optimize Origin* was never intended to be a point-in-time initiative. It is a framework for how we operate, how we allocate resources, how we use data and technology, and how we perform at a higher level. In 2025, that framework delivered meaningful results. We believe the actions we have taken through the end of 2025 have driven or will drive earnings improvement of approximately $37.2 million annually on a pre-tax basis.

We entered the year with a near term goal of achieving a 1% or greater return on average assets run rate by the fourth quarter of 2025, while maintaining our long-term objective of becoming a top quartile performer. Through a series of deliberate actions across productivity, balance sheet management, and organizational alignment, we achieved that milestone by ending 2025 with a return on average assets run rate of 1.19% for the fourth quarter. More importantly, we did so in a way that strengthens the durability of our earnings profile moving forward.

We also made difficult but necessary decisions to improve efficiency and sharpen execution. We evaluated our branch network, restructured elements of our production teams, and reimagined how certain businesses, most notably mortgage, fit within our community banking model. These actions were data driven and aligned with our return objectives. While not always easy, they reflect our commitment to operating with discipline and intention.

Balance sheet optimization was another critical component of our progress in 2025. We took proactive steps to improve net interest income, manage liquidity more efficiently, and optimize our capital structure. These decisions were made with a long term lens, balancing near term financial impact with sustainable performance across cycles. Our capital position remains strong, providing flexibility to support growth, invest opportunistically, and return capital to shareholders.

Risk management continued to be foundational to how we operate. We remained focused on client selection, portfolio optimization, and conservative underwriting. While isolated events can and do occur in banking, our response throughout the year reinforced the strength of our systems, our governance, and our culture of accountability. We do not chase growth at the expense of discipline, and we believe that approach will continue to differentiate Origin over time.

Culture remains our greatest competitive advantage. In 2025, our employees once again demonstrated what it means to be part of Origin. Their engagement, professionalism, and commitment to our customers are what make execution possible. Origin was recognized for the 13th consecutive year by *American Banker* as one of the Best Banks to Work For in America. Our emphasis on employee experience and engagement is not separate from performance; it is essential to it. We continue to believe that being great at both culture and performance is not only possible, but necessary.

As we look ahead, I am optimistic about Origin's future. We are entering the next phase of our evolution with momentum, a stronger earnings profile, and significant growth across our markets. Disruption within the banking industry through recent acquisitions continues to create unprecedented opportunities to attract highly talented bankers and profitable customer relationships. We believe Origin is well positioned to capitalize on those opportunities.

Throughout my more than 40 years at Origin, I have seen this organization navigate cycles, adapt to change, and emerge stronger. 2025 was another example of that resilience. We are on the offensive, but we remain disciplined. We are growth oriented, but risk aware, and we remain steadfast in our commitment to building long term value for our shareholders.

On behalf of our management team and Board of Directors, thank you for your continued trust and partnership. I am proud of what we accomplished in 2025, and I am even more excited about what lies ahead as we continue to *Optimize Origin*.



DRAKE MILLS
Chairman,
President & Chief Executive Officer
Origin Bancorp, Inc.



FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED DECEMBER 31,

(dollar amounts in thousands except per share data)

SUMMARY INCOME STATEMENT		2025		2024
Net Interest Income	$	330,993	$	300,366
Provision for Credit Losses		46,284		7,448
Noninterest Income		59,834		55,379
Noninterest Expense		248,902		251,038
Net Income		75,197		76,492

SUMMARY BALANCE SHEET				
Total Loans Held for Investment	$	7,670,917	$	7,573,713
Total Assets		9,724,722		9,678,702
Total Deposits		8,307,247		8,223,120
Total Stockholders' Equity		1,246,685		1,145,245

PER COMMON SHARE DATA				
Diluted Earnings Per Common Share	$	2.40	$	2.45
Cash Dividends Declared Per Common Share		0.60		0.60
Book Value Per Common Share		40.28		36.71

RATIOS			
Return on Average Assets	0.77%		0.77%
Return on Average Equity	6.24%		6.92%
Tier 1 Capital Ratio	13.73%		13.52%
Total Capital Ratio	14.91%		16.44%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2025

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _____ to _____

Commission file number 001-38487

Origin Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Louisiana	**72-1192928**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
500 South Service Road East Ruston, Louisiana	**71270**
(Address of principal executive office)	**(Zip code)**

(318) 255-2222
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock, par value $5.00 per share	OBK	New York Stock Exchange

Securities Registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was $1.06 billion as of June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter. Solely for the purpose of this computation, it has been assumed that executive officers and directors of the Registrant are "affiliates".

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date: 30,983,713 shares of Common Stock, par value $5.00 per share, were issued and outstanding as of February 13, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders of Origin Bancorp, Inc. to be held on April 22, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

ORIGIN BANCORP, INC.

FORM 10-K

DECEMBER 31, 2025

INDEX

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded by, followed by or that otherwise include the words "anticipates," "believes," "estimates," "expects," "foresees," "intends," "plans," "projects," and similar expressions or future or conditional verbs such as "could," "may," "might," "should," "will," and "would," or variations or negatives of such terms are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing words. Forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in our forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- economic uncertainty or a deterioration in economic conditions or slowdowns in economic growth in the United States generally, and particularly in the market areas in which we operate and in which our loans are concentrated, including the impact of tariffs, declines in home sale volumes and financial stress on borrowers (consumers and businesses) as a result of fluctuating interest rates or an uncertain economic environment;

- risks relating to technological change, including the Bank's and its competitors' adoption of new technology such as artificial intelligence as well as consumer demands relating to new technologies;

- adverse developments in the banking industry highlighted by high-profile bank failures and the impact of such developments on customer confidence, liquidity, and regulatory responses to these developments (including increases in the cost of our deposit insurance assessments and increased regulatory scrutiny), our ability to effectively manage our liquidity risk and any growth plans and the availability of capital and funding;

- our ability to comply with applicable capital and liquidity requirements, including our ability to generate liquidity internally or raise capital on favorable terms, including continued access to the debt and equity capital markets;

- fluctuating and/or volatile interest rates, capital markets and the impact of inflation on our business, financial results, financial projections, models and guidance, as well as the impact on our customers (including the velocity and levels of deposit withdrawals and loan repayments);

- changes in the interest rate environment may reduce interest margins;

- prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions may vary substantially from period to period;

- global business and economic conditions and in the financial services industry, nationally and within our local market areas;

- an increase in unemployment levels, slowdowns in economic growth and threats of recession;

- customer income, creditworthiness and confidence, spending and savings that may affect customer bankruptcies, defaults, charge-offs and deposit activity;

- the credit risk associated with the substantial amount of commercial real estate, construction and land development, and commercial loans in our loan portfolio;

- the credit risks of lending activities, including our ability to estimate credit losses and the allowance for credit losses, as well as the effects of changes in the level of, and trends in, loan delinquencies and write-offs;

- factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in merger/acquisition transactions;

- changes in the prices, values and sales volumes of residential and commercial real estate, especially as they relate to the value of collateral supporting the Company's loans;

- natural disasters and adverse weather events (including hurricanes), acts of terrorism, an outbreak of hostilities, (including the impacts related to or resulting from Russia's military action in Ukraine, and the continued unrest in the Middle East, including the imposition of additional sanctions and export controls, as well as the broader impacts to financial markets and the global macroeconomic and geopolitical environments), regional or national protests and civil unrest (including any resulting branch closures or property damage), widespread illness or public health outbreaks or other international or domestic calamities, and other matters beyond our control;

- system failures, cybersecurity threats and/or security breaches and the cost of defending against them and any reputational or other financial risks following such a cybersecurity incident;

- the failure to maintain an effective system of controls and procedures, including internal control over financial and non-financial reporting;

- deterioration of our asset quality;

- risks associated with widespread inflation or deflation;

- the risks of mergers, acquisitions and divestitures, including our ability to continue to identify acquisition or merger targets and successfully acquire and integrate desirable financial institutions;

- changes in the value of collateral securing our loans;

- our ability to anticipate interest rate changes and manage interest rate risk;

- the effectiveness of our risk management framework and quantitative models;

- the impact of fraud or misconduct by internal or external parties which we may not be able to prevent, detect or mitigate;

- our inability to receive dividends from our bank subsidiary and to service debt, pay dividends to our common stockholders, repurchase our shares of common stock and satisfy obligations as they become due;

- changes in our operation or expansion strategy or our ability to prudently manage our growth and execute our strategy;

- changes in management personnel;

- our ability to maintain important deposit customer relationships, our reputation or otherwise avoid liquidity risks;

- increasing costs as we grow and compete for deposits;

- operational risks associated with our business;

- increased competition in the financial services industry, particularly from regional and national institutions, as well as fintech companies, may accelerate due to the current economic environment;

- our level of nonperforming assets and the costs associated with resolving any problem loans, including litigation and other costs;

- potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings or enforcement actions;

- risks related to sustainability strategies and initiatives, the scope and pace of which could alter our reputation and shareholder, associate, customer and third-party affiliations;

- changes in the utility of our non-GAAP measurements and their underlying assumptions or estimates;

- changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, as well as tax, trade, monetary and fiscal matters;

- periodic changes to the extensive body of accounting rules and best practices, may change the treatment and recognition of critical financial line items and affect our profitability;

- further government intervention in the U.S. financial system;

- compliance with governmental and regulatory requirements, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and others relating to banking, consumer protection, securities and tax matters;

- a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the debt ceiling and the federal budget;

- the risk that the regulatory environment may not be conducive to, or may prohibit the consummation of, future mergers and/or business combinations, may increase the length of time and amount of resources required to consummate such transactions, and the potential to reduce anticipated benefits from such mergers or combinations; and

- our ability to manage the risks involved in the foregoing.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. In addition, as a result of these and other factors, our past financial performance should not be relied upon as an indication of future performance. Accordingly, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties emerge from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART I

Item 1.   Business

Our Company

Unless the context otherwise requires, references in this Annual Report on Form 10-K to "we," "us," "our," "our company," "the Company" or "Origin" refer to Origin Bancorp, Inc., a Louisiana corporation, and its consolidated subsidiaries. All references to "Origin Bank" or "the Bank" refer to Origin Bank, our wholly-owned bank subsidiary.

Origin Bancorp, Inc. is a financial holding company headquartered in Ruston, Louisiana. Our wholly owned bank subsidiary, Origin Bank, was founded in 1912 in Choudrant, Louisiana. Deeply rooted in our history is a culture committed to providing personalized, relationship banking to businesses, municipalities, and personal clients to enrich the lives of the people in the communities we serve. We provide a broad range of financial services and currently operates more than 56 locations in Dallas/Fort Worth, East Texas, Houston, North Louisiana, Mississippi, South Alabama and the Florida Panhandle. In addition, we provide a broad range of insurance agency products and services through our wholly owned insurance agency subsidiary, Forth Insurance, LLC. At December 31, 2025, we had total assets of $9.72 billion, total loans held for investment ("LHFI") of $7.67 billion, total deposits of $8.31 billion and total stockholders' equity of $1.25 billion.

Our common stock is traded on the New York Stock Exchange ("NYSE") under the stock symbol "OBK".

We are committed to building unique client experiences through a strong culture, experienced leadership team and a focus on delivering unmatched customer service throughout Texas, Louisiana, Mississippi, South Alabama and the Florida Panhandle. Our success has been based on (1) a talented team of relationship bankers, executives and directors; (2) a diverse footprint with stable and growth-oriented markets; (3) differentiated and customized delivery and service; (4) our core deposit franchise and (5) an ability to significantly leverage our infrastructure and technology.

Successful execution of our strategic plan has produced significant growth in our franchise. Since 2005, we have enhanced our growth by integrating four bank acquisitions, entering de novo into several expansion markets, expanding our product offerings in mortgage lending as well as in insurance and private banking. We have supported our markets by hiring a number of experienced in-market bankers and banking teams. In 2024, we entered our Southeast market, consisting of South Alabama and the Florida Panhandle, with two banking locations staffed with experienced relationship bankers and their support personnel. To support our growth, we have raised over $589.6 million of new Tier 1 capital since 2006, including proceeds from our initial public offering completed in May 2018, we issued subordinated notes that are treated as Tier 2 capital for regulatory purposes in 2020, and we completed an all stock merger valued at $307.8 million in 2022. Through these efforts, we have successfully increased our market share in our key geographic markets.

Our Competitive Strengths and Banking Strategy

Organic Growth Capabilities with Strategic Acquisitions

We have historically been able to demonstrate our ability to grow our loans and deposits organically. Our team of seasoned bankers has been an important driver of our organic growth by further developing banking relationships with current and potential clients. Our relationship bankers are motivated to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. To promote our organic growth, we strategically locate banking centers within our markets and employ highly experienced relationship bankers who proactively develop valuable relationships within the communities that we serve. Through these relationships, our bankers are able to meet our customers' needs and capitalize on loan demand across a wide range of industries. This allows us to not only diversify our loan portfolio, but also focus on loans with quality credit characteristics.

We focus on generating and retaining core deposits as our primary funding source to support loan growth. We believe motivating our relationship bankers to generate strong deposit growth enhances our ability to build and strengthen client relationships and provide stable funding for future growth.

We will continue to evaluate selective acquisition opportunities that we believe could enhance our business model within our attractive geographic footprint and other complementary markets.

A Unique from Within Client Experience

Our mission is to passionately pursue ways to make banking and insurance more rewarding for our employees, customers, communities, and stockholders. We have a deep commitment to providing an unmatched client experience that exceeds our customers' expectations. We believe by aligning our processes, philosophy, technology, and culture; we create a seamless experience that goes beyond the transactional and becomes transformational. Trust, encouraging strong work ethic, innovation, flexibility, forward-thinking, genuine respect for others, commitment to our community, and never compromising our integrity are our values, and are the foundation of our company.

Concentration on Sound Asset Quality

We believe that asset quality is a key to long-term financial success. We seek to maintain sound asset quality by moderating credit risk, adhering to prudent lending practices and promoting a relationship-based approach to commercial and consumer banking. Our executive management team has extensive knowledge of the bank regulatory landscape, significant experience navigating interest rate and credit cycles and a long history of collaboration, which we believe may help us avoid or mitigate unforeseen losses.

Expanding Revenue Sources

We offer commercial and retail customers a wide range of products and services that provide us with a diversified revenue stream and help us to solidify customer relationships. We provide products and services that compete with large, national banks but with the personalized attention and responsiveness of a relationship-focused community bank. Our offerings include traditional retail deposits, treasury management, commercial deposits, commercial and consumer loans, mortgage origination, insurance, mobile banking and online banking. Our clients value our ability to provide the sophisticated products and services of larger banks, but with a local and agile decision-making process, a focus on building personal relationships, and a commitment to investing in the local economy and community. This allows us to build Origin Bank by focusing on stable core deposit relationships, high credit quality loans, and fee income generated by value-added services. It also allows us to develop strong relationships across industries, creating a diverse commercial loan portfolio.

We believe we have an attractive mix of loans and deposits. At December 31, 2025, our LHFI portfolio was comprised of 32.8% commercial and industrial loans including mortgage warehouse loans, and 40.9% commercial real estate loans, including construction/land/land development loans. Our commercial real estate loans are 39.8% owner-occupied and 60.2% non-owner-occupied. At December 31, 2025, approximately 23.8% of our deposits were noninterest-bearing demand deposits.

In January 2025, we announced ***Optimize Origin***, which is an initiative to drive elite financial performance and enhance our award-winning culture built on three primary pillars:

- Productivity, Delivery & Efficiency

- Balance Sheet Optimization

- Culture & Employee Engagement

This initiative established an initial near term target of greater than a 1% ROAA run rate by the fourth quarter of 2025 and an ultimate target of top quartile ROAA, surpassed in part by branch consolidations, headcount reductions, securities optimization, capital optimization, and cash/liquidity management. We believe the actions we have taken through December 31, 2025, in furtherance of our *Optimize Origin* initiative have driven or will drive earnings improvement of approximately $37.2 million annually on a pre-tax basis. As a result, we exceeded our original goal in delivering a ROAA run rate of 1.19% for the fourth quarter of 2025. Looking ahead to 2026, our goal is to achieve an ROAA run rate of 1.15% or higher by the fourth quarter of 2026.

Our Markets

We currently operate in the markets of Dallas/Fort Worth, Houston, East Texas, North Louisiana, Mississippi, South Alabama and the Florida Panhandle, all of which offer attractive combinations of diversity, growth and stability.

The Dallas/Fort Worth and Houston markets represent two of the largest and fastest-growing metropolitan areas in the country. These markets provide attractive economic environments and offer significant deposit and lending opportunities as they are home to many large and mid-size corporations across a wide range of industries that include healthcare, manufacturing, construction, higher education, agriculture, energy, transportation and technology.

The North Louisiana markets offer a stable economic climate with lower costs associated with deposit gathering and our operational platform. Our footprint in Mississippi comprises areas of significant commercial investment and additional growth opportunities. In 2024, we entered our Southeast market, consisting of South Alabama and the Florida Panhandle, with two banking locations staffed with experienced relationship bankers and their support personnel. The Southeast market is supported by strong economic growth, a skilled workforce, and strong defense industry presence, along with expanding infrastructure. We believe all of our markets provide favorable business climates and continued opportunity for growth, and now with our expansion into Southern Alabama and the Florida Panhandle, we have further grown our presence across the lower half of the United States.

Our Banking Services

We are focused on delivering a broad range of relationship-driven financial services tailored to meet the needs of small and medium-sized businesses, municipalities, and retail clients. We principally operate in one business segment, community banking. We are primarily engaged in attracting deposits from individuals and businesses and using these deposits and borrowed funds to originate commercial, residential mortgage, construction and consumer loans.

We have primarily grown our assets, deposits, and business organically by building relationships through our lending products, expanding our deposit products and delivery capabilities, opening new branches, and hiring experienced bankers with existing customer relationships in our market areas.

A general discussion of the range of financial services we offer follows.

Lending Activities

We originate loans secured by single and multifamily real estate, residential construction and commercial buildings. In addition, we make loans to small and mid-sized businesses, as well as to consumers for a variety of purposes. Our loan portfolio at the dates indicated was comprised as follows:

(Dollars in thousands)	December 31,			
Real estate:	**2025**		**2024**	
Owner-occupied commercial real estate	$	1,004,801	$	975,947
Non-owner-occupied commercial real estate		1,519,104		1,501,484
Total commercial real estate		2,523,905		2,477,431
Construction/land/land development		611,220		864,011
Residential real estate		1,997,760		1,857,589
Total real estate		5,132,885		5,199,031
Commercial and industrial		1,989,218		2,002,634
Mortgage warehouse lines of credit		528,781		349,081
Consumer loans		20,033		22,967
Total LHFI	$	7,670,917	$	7,573,713

Commercial Real Estate Loans and Construction/Land/Land Development Loans. We primarily originate commercial real estate loans and construction/land/land development loans that are generally secured by real estate located in our market areas. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized over 20 to 30 years, with balloon payments typically due at the end of five years. These loans are generally underwritten by addressing cash flow (debt service coverage), primary, secondary, and tertiary sources of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower's liquidity and leverage, management experience, ownership structure, economic conditions, industry-specific trends and collateral. Commercial real estate loans have contributed interest income of $143.0 million, $146.5 million and $135.1 million for the years ended December 31, 2025, 2024 and 2023, respectively, while construction/land/land development loans have contributed interest income of $48.7 million, $73.9 million and $69.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Consumer Loans and Residential Real Estate Loans. Our consumer loan portfolio is primarily composed of secured and unsecured loans that we originate. The largest component of our consumer loan portfolio is for residential real estate purposes. We originate one-to-four family residential mortgage loans generally secured by property located in our primary market areas. These loans are underwritten by giving consideration to the borrower's ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio. Consumer loans also include closed-end second mortgages, home equity lines of credit and our mortgage loans held for sale. Consumer and residential real estate loans have contributed interest income of $112.3 million, $100.6 million and $83.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower's liquidity and leverage, management experience, ownership structure, economic conditions, industry specific trends and collateral. Commercial and industrial loans have contributed interest income of $144.8 million, $163.9 million and $155.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Mortgage Warehouse Loans. Mortgage warehouse loans are extended to mortgage companies and secured by loan participations in mortgages that are typically sold within 15 to 25 days. The loans are underwritten by the approved mortgage company using agency or investor guidelines. The loans are then committed to a secondary market investor and are primarily made up of agency-eligible conventional loans (Fannie Mae, Freddie Mac), government loans (Federal Housing Administration ("FHA") loans, Veterans Administration loans, U.S. Department of Agriculture Rural Housing Development loans) and qualified jumbo loans. Mortgage warehouse loans have contributed interest income of $28.4 million, $31.6 million and $21.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Credit Risks. The principal economic risk associated with each category of loans we make is the creditworthiness of the borrower and the ability of the borrower to repay the relevant loan. Borrower creditworthiness is affected by general economic conditions, including interest rates, inflation, and in the case of commercial borrowers, demand for the borrower's products and services, and other factors affecting the borrower's customers, suppliers and employees.

Mortgage warehouse loan risk is primarily centered in the borrower's adherence to agency or investor underwriting guidelines, while the risk associated with the underlying consumer mortgage loan repayment, as similar to other consumer loans, depends on the borrower's financial stability and are more likely than commercial loans to be adversely affected by divorce, job loss, illness and other personal hardships.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates, economic downturns that create the need for temporary payment forbearances and, in the case of commercial borrowers, the quality of the borrower's management. Consumer loan repayments depend on the borrower's financial stability and are more likely than commercial loans to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Philosophy. Our lending philosophy is driven by our commitment to centralized underwriting for all loans, local market knowledge, long-term customer relationships and a conservative credit culture. To implement this philosophy, we have established various levels of authority and review, including our Credit Risk Management Group. In each loan review, we emphasize cash flow and secondary and tertiary repayment sources, such as guarantors and collateral. We generally avoid lending to highly cyclical industries and typically avoid making certain types of loans that we consider to be higher risk.

Lending Policies. We have established common documentation requirements and policies for each type of loan. We have also established a corporate loan committee with authority to approve loans up to the legal lending limit of Origin Bank. During 2025, credit relationships of $8.0 million or greater were generally presented to the corporate loan committee for approval or ratification of approval prior to committing to the loan. In October 2025, this amount increased to $10.0 million. The corporate loan committee meets weekly and on an ad hoc basis as needed.

Origin Bank's board of directors reviews our lending policies and procedures at least annually. In addition, there are legal restrictions on the maximum amount of loans available for each lending relationship. Origin Bank is subject to certain legal lending limits under the Louisiana Banking Law and Federal Reserve Regulation O. At December 31, 2025, we had established a general in-house lending limit ranging between $30.0 million and $35.0 million to any one borrower, excluding mortgage warehouse lines of credit, based upon our internal risk rating of the relationship. Due to multiple sources of repayment, mortgage warehouse lines of credit have a general in-house lending limit ranging between $75.0 million and $100.0 million to any one borrower.

Deposits and Other Sources of Funds

An important aspect of our business franchise is the ability to gather deposits. At December 31, 2025, we held $8.31 billion of total deposits and have grown deposits at a compound annual growth rate of 16.4% since December 31, 2003. At December 31, 2025, 95.0% of our total deposits were core deposits (defined as total deposits excluding time deposits greater than $250,000, brokered and Certificate of Deposit Account Registry Service deposits). We offer a wide range of deposit services, including checking, savings, money market accounts and time deposits. We obtain most of our deposits from individuals, small businesses and municipalities in our market areas. At December 31, 2025, 56.9% of our deposits were business deposits, 31.3% were consumer deposits and 11.8% were public fund deposits. We employ a deposit-focused sales force of business development bankers who have extensive contacts and connections with targeted clients and centers of influence throughout our communities. We also have access to secondary sources of funding, including advances from the Federal Home Loan Bank of Dallas, borrowings at the Federal Reserve Discount Window, brokered deposits and other borrowings.

Mortgage Banking

We are also engaged in the residential mortgage banking business, which primarily generates income from the sale of mortgage loans. We originate residential mortgage loans in our markets as a service to our existing customers and as a way to develop relationships with new customers in order to support our core banking strategy. Revenue from our mortgage banking activities was $3.7 million, $6.6 million and $3.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. In early 2024, we sold substantially all of our mortgage servicing rights ("MSR") asset and recorded a $410,000 gain on the sale. In 2025, as part of our *Optimize Origin* initiative, we restructured the manner in which we deliver residential mortgage loans that are sold in the secondary market in order to reduce financial volatility and balance sheet risk, which was achieved through a correspondent relationship with a third-party mortgage company.

Insurance

We offer a wide variety of commercial and personal property and casualty insurance products through our wholly-owned insurance agency subsidiary, Forth Insurance. With decades of collective experience in the insurance industry and over 130 experienced professionals, our agency has primary operating locations across Louisiana, with additional offices in Dallas, Texas. Forth Insurance also has the licensed ability to provide insurance products in other states across the United States. Insurance commission and fee income was $27.1 million, $26.8 million and $25.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Other Banking Services

Given customer demand for increased convenience and account access, we offer a wide range of products and services, including 24-hour internet banking and voice response information, mobile applications, cash management, business credit cards, overdraft protection, direct deposit, safe deposit boxes, automatic account transfers, peer-to-peer electronic pay solutions, including *Zelle* for small businesses and personal financial management solutions.

Information Technology Systems

We continue to make significant investments in our information technology systems for our banking operations and treasury services to enhance our capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back-office operations. Our core data processing platform is from a nationally-recognized bank processing vendor, and we leverage the capabilities of a third-party service provider in developing our network design and architecture. We also actively manage our business continuity plan and utilize top tier cybersecurity solutions within our networks. The majority of our other systems, including electronic funds transfer and transaction processing, are operated in-house. Online banking services and other public-facing web services are performed using third-party service providers. We strive to follow all recommendations outlined by the Federal Financial Institutions Examination Council and we perform regular tests of the adequacy of our contingency plans for key functions and systems.

Competition

The banking business is highly competitive, and our profitability will depend in large part on our ability to compete with other banks and nonbank financial service companies located in our markets for lending opportunities, deposit funds, financial products, bankers and acquisition targets.

We are subject to vigorous competition in all aspects of our business from banks, savings banks, savings and loan associations, finance companies, credit unions, technology companies, and other financial service providers, such as money market funds, fintech companies, brokerage firms, consumer finance companies, asset-based nonbank lenders, insurance companies and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than we can.

Many other commercial banks, savings institutions and credit unions have offices in our primary market areas. These institutions include many of the largest banks operating in Texas, Louisiana, Mississippi, South Alabama and the Panhandle of Florida, including various national banks. Our competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that we may not currently offer and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, flexibility and the ability to make credit and other business decisions quickly.

Human Capital Management

At December 31, 2025, we had 988 full-time equivalent employees, who benefit from a variety of initiatives designed to retain, grow, and develop them in becoming the best versions of themselves. At Origin, our culture has always been the foundation of our success. We work to define our culture in everything we do. It is in our attitudes, our desire to help others, our core values; it is in our interactions with our customers and communities. Culture is the soul of who we are as a company, and it starts with our employees.

Social Impact

Our Purpose: To enrich the lives of the people in our community. True commitment extends beyond the banking center. Making a difference for our customers starts with setting an example through our own actions. Each member of our Origin team brings their own personal experiences and interests to inform the service they provide. In return, we learn from our customers and use this new understanding to go out and improve the places we call home.

Health & Wellness

We provide competitive compensation and benefits in order to attract and retain top talent. In addition to base pay and stock awards, we have several incentive programs designed to link performance to pay and drive results towards the achievement of overall corporate goals.

We offer robust health, wellness and financial benefits as detailed below:

- Comprehensive medical benefits with $0 cost options for employees

- Competitive ancillary benefits, such as dental, vision, critical illness, legal and identity theft coverage

- Generous paid time off ("PTO") policy

- Company-paid short and long-term disability and life insurance

- Flexible spending accounts for both healthcare and dependent care

- Health savings accounts with Company contributions

- 401(k) retirement savings program with Company match, along with free access to financial advisors to assist with retirement planning

- Employee Stock Purchase Program

- Paid parental leave

- Employee Assistance Program, which offers counseling and mental wellness appointments at no cost to the employee

We continue to expand our holistic wellness offerings through programs such as DreamManager, Health & Wellness coaching, financial wellness initiatives, and Project Enrich, all designed to support employees' physical, emotional, and financial well-being. Our dedicated health and safety program provides ongoing training and resources to maintain a safe workplace and reinforce our commitment to mental, emotional and physical well-being. A full-time National Board Certified Health & Wellness Coach ('NBC-HWC') leads our wellness initiatives, providing regular education and individualized coaching. In 2025, approximately 10% of employees engaged in one-on-one coaching to support their personal health goals.

Employee Engagement & Feedback

Attracting, developing and retaining talented employees is critical to our success and is an integral part of our human capital strategy. Employee feedback is highly valued at Origin and employees provide anonymous input through multiple engagement surveys each year, facilitated by Microsoft Viva Glint ("Glint"), a platform designed to strengthen engagement, development, and organizational performance. Origin continues to rank within the top tier of Glint's global customer base for employee engagement. We receive hundreds of written comments from each survey that in turn are used to improve processes, policies and programs in an effort to show tangible affirmation of those comments.

"The Origin Insider," our monthly meeting series launched during the pandemic, continues to offer employees deeper insight into Bank operations, leadership perspectives, and topics that support personal and professional well-being.

Our Dream Manager® program assists our employees in meeting their own personal and professional goals in addition to helping them improve physically, emotionally, intellectually and spiritually. Over 350 employees have participated in this program since 2019. We also offer a nationally-recognized financial wellness program (SmartDollar) that is designed to assist our employees in becoming debt-free and in saving money for emergencies and retirement, empowering them to become better financially prepared for their future, which during 2025 had a participation rate over 43%. Due to our adoption rate, we won a national award in 2021 from the Dave Ramsey Foundation called the "Vision" award.

Talent Development

We have enhanced our culture and talent management function by implementing a Human Capital Management ("HCM") program. We make significant investments in formal development programs to build our talent pipeline. Talent development at Origin begins with our comprehensive recruitment program and continues throughout the employee life cycle. We recognize that our success is highly dependent on our ability to attract, retain and develop our people. To foster this development, the Company engages in annual succession planning focused on building a strong, diverse talent pipeline.

We conduct regular succession assessments and performance reviews, supported by individualized development plans that guide employees in achieving career goals. Our *Giving Interns Valuable Experience* ("G.I.V.E.") program was launched in 2021 and since that time, we have welcomed a diverse group of 83 interns from 31 different universities. Over 39% of interns have been minorities.

We provide our employees and their families access to a platform called "Right Now Media at Work," which has thousands of streaming videos dedicated to both personal and professional development. This tool is designed to enhance work, life and leadership skills and is used for team building and individual development plans. In addition, employees can access a variety of personal care topics such as finances, relationships and mental health.

We utilize assessment tools such as Predictive Index to ensure employees are placed in jobs which best suit their skills and personalities. We also use these insights for team building by teaching employees how to better understand and communicate with each other based on their profile.

We believe it is critical to support our employees in their career development goals, and we provide various paths to assist employees in their development. We strive to promote from within when possible, so most open positions are posted internally before we begin looking externally to hire. This allows us to provide more growth opportunities for current employees. In addition, all employees have access to the Origin Career Center, which provides multiple resources to assist employees in identifying their career path goals and what steps need to be taken to enhance their promotional opportunities. Our Career Manager program offers young professionals one-on-one time with senior leaders to accelerate their understanding of the business of banking. Our formal mentorship program provides structured guidance from experienced leaders, supporting employees as they prepare for future roles.

We provide advanced development for next-generation leaders via our formal Leadership programs, the Origin Leadership Academy and the Emerging Leaders Council, which provide structured training and collaboration with other aspiring leaders throughout the organization. The *Origin Leadership Academy* is a two-year program designed to prepare participants to move into executive roles as part of our succession planning. Participants are chosen by senior management. The *Emerging Leaders Council* is a one-year program designed to train and develop rising leaders in our organization. Both programs feature interactive team building activities, group projects and in-depth leadership training.

Belonging At Origin

Inclusion is vital to Origin. We are committed to providing equal employment opportunities with regards to recruiting, compensation, performance and promotion decisions without discriminating on the basis of gender, sexual orientation, age, family status, ethnic origin, nationality, disability, race, color, religious belief or any other legally protected characteristics.

At Origin, we believe success is built on the collaborative efforts of exceptional talent. Our ongoing focus is to leverage this diverse array of knowledge and skills, fostering an inclusive environment that is a driving force for sustained growth. Making a difference for our customers starts with setting an example through our own actions. We employ proven, knowledgeable team members with extensive expertise when it comes to our banking and insurance activities. Each member of our Origin team brings their own personal experiences and interests to inform the service they provide. In addition, we learn from our customers and use this new understanding to go out and improve the places we call home.

One of our core values is genuine respect for yourself and others. This value is an essential component of our culture and is demonstrated by the way we conduct business, foster individual and team enrichment, and participate in our communities. We believe it is only with an inclusive workplace that the organization can truly perform at its best, carry out its vision and make a difference in the communities we serve. Our Diversity Council consists of diverse employees that collectively advance our belonging efforts in a way that makes a difference within our workplace and in the communities we serve. We remain committed to ensuring all employees have equitable opportunities to grow, contribute, and be recognized for their performance.

We actively support and celebrate cultural events throughout the year. We are focused on creating an inclusive and high-performance culture through our education workshops, which include topics like *Understanding, Recognizing and Interrupting Biases and Advancing Allyship.* In 2025, we expanded these offerings with additional learning modules designed to deepen cultural competency and strengthen inclusive leadership behaviors.

Our team members form authentic relationships with those around them based on mutual respect, dignity and understanding. The Company has non-discrimination and antiharassment policies as outlined in our employee handbook. These policies drive a workplace and workforce that embraces the highest ethical and moral standards.

None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Community & Volunteerism

One of our core values is individual and corporate commitment to our communities. For Origin, this means more than fancy words that are written to impress our stakeholders.

Since our inception, we have been deeply committed to building relationships and making a difference in our local communities. Investing in people, communities and local businesses is part of our mission. We strive to understand their needs and how we can help them attain their goals and improve the quality of lives throughout our five state footprint.

Additionally, our Project Enrich program provides employees with up to twenty hours of paid time off per year to volunteer in the communities we serve. In 2025, the employees of Origin volunteered 4,473 hours during working hours, not including 1,273 hours of personal time outside of working hours. Participation in Project Enrich reached 76% of employees in 2025, reflecting strong engagement across the organization. Since its launch in 2013, Project Enrich has facilitated 29,675 total volunteer hours through December 31, 2025 - demonstrating our long-standing commitment to community and volunteerism. In addition to volunteerism, we continue to support community needs through targeted financial contributions, including initiatives that strengthen local schools and expand access to essential resources.

Over the past several years, Origin Bank has been honored to be recognized for our commitment to our communities and our customers, including:

- United Way Circle of Honor and Gold Award
- Volunteer Louisiana Champion of Service
- Spirit of Giving Award
- Boys and Girls Club
- State of Louisiana Distinguished Partner in Education
- Best of the Delta

Origin has a responsibility under the Community Reinvestment Act ("CRA") to help meet the credit needs of its communities. We believe that helping to meet these needs is necessary for the continued growth and vitality of our communities. Our current community investment strategy includes lending, broadening digital access, and increasing financial literacy programs. Through strategic nonprofit partnerships, inspiring volunteer experiences, and philanthropy, our corporate responsibility efforts are focused on creating a better world. Building on over 100 years of working in our community, Origin offers unique opportunities for collective action, enhancing existing giving and volunteer initiatives with the Origin community.

As part of Origin's ongoing commitment to expanding financial education, we launched a targeted digital campaign in 2024, continuing through 2025, that leverages paid social media and an Always-On Paid Search strategy. These efforts are designed to increase visibility and access to the bank's online financial education resources for both consumers and small businesses. Highlights include:

- The consumer-focused program generated 3,993,260 impressions with a Click-Through Rate ("CTR") of 0.55%, more than double the industry benchmark of 0.22%.

- The small business program achieved 952,140 impressions and a CTR of 0.60%, also exceeding the benchmark.

- Since launch, our financial education blogs have received 20,130 sessions, a 1,292% increase in traffic compared to pre-campaign levels.

These results demonstrate the effectiveness of our digital strategy in expanding financial literacy and increasing access to trusted educational content across our communities, underscoring our commitment to delivering accessible, high-quality financial education and strengthening the capacity of individuals and small businesses to make informed, responsible financial decisions.

Corporate Information

We were organized as a business corporation in 1991 under the laws of the state of Louisiana. Our principal executive offices are located at 500 South Service Road East, Ruston, Louisiana 71270, and our telephone number is (318) 255-2222. Our website is www.origin.bank. We make available at this address, free of charge, our Annual Report on Form 10-K, our annual reports to stockholders, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). These documents are also available on the SEC's website at www.sec.gov. The information contained on, or accessible from, our website does not constitute a part of this Annual Report on Form 10-K and is not incorporated by reference herein.

Supervision, Regulation and Other Factors

We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's and Origin Bank's business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and Origin Bank, are difficult to predict. Regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or to Origin Bank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and Origin Bank's business, operations, and earnings.

Origin Bank, and in some cases, we and our nonbank affiliates, must undergo regular examinations by the appropriate regulatory agency, which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution. The results of the examination are confidential. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and clients, the Deposit Insurance Fund (the "DIF") of the FDIC, and the U.S. banking and financial system rather than holders of our securities.

Regulation of the Company

We are registered as a bank holding company with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act, as amended (the "BHC Act") and have elected to be treated as a financial holding company. As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements. In addition, the Louisiana Office of Financial Institutions (the "OFI") regulates bank holding companies that own Louisiana-chartered banks, such as us, under the bank holding company laws of the State of Louisiana. Various federal and state bodies regulate and supervise our non-bank activities including our insurance agency activities. These include, but are not limited to, various state regulators of insurance activities.

Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company. Like all bank holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If we become subject to and are unable to comply with the terms of any regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our securities.

Activity Limitations

As a financial holding company, we are permitted to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company that has not elected to be a financial holding company. Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. Financial holding companies may also engage in activities that are considered to be financial in nature, as well as those incidental or, if determined by the Federal Reserve, complementary to financial activities. We rely on our financial holding company status to engage in insurance agency activities.

If Origin Bank ceases to be "well capitalized" or "well managed" under applicable regulatory standards, or if Origin Bank receives a rating of less than satisfactory under the Community Reinvestment Act ("CRA"), the Federal Reserve may, among other things, place limitations on our ability to conduct these broader financial activities or, if the deficiencies persist, require us to divest the banking subsidiary or the businesses engaged in activities permissible only for financial holding companies.

In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company. As further described below, each of the Company and Origin Bank is well-capitalized under applicable regulatory standards as of December 31, 2025, and Origin Bank has an overall rating of "Satisfactory" in its most recent CRA evaluation.

Source of Strength Obligations

A bank holding company, such as us, is required to act as a source of financial and managerial strength to its subsidiary bank. The term "source of financial strength" means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as Origin Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of Origin Bank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to Origin Bank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of Origin Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. Origin Bank is an FDIC-insured depository institution and thus subject to these requirements.

Acquisitions

The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Louisiana or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the company in combatting money laundering.

Change in Control

Federal law restricts the amount of voting stock of a bank holding company or a bank that a person, entity or group may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person, entity or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, or before acquiring control of any FDIC-insured bank, such as Origin Bank. Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person, entity or group acquires the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.

Governance and Financial Reporting Obligations

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC and the New York Stock Exchange. Additionally, our independent registered public accounting firm, Forvis Mazars, LLP, is required to comply with rules established by the Public Company Accounting Oversight Board ("PCAOB") as they related to the completion of the audit of our consolidated financial statements. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have spent, and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities.

Volcker Rule

Section 13 of the BHC Act, commonly referred to as the "Volcker Rule," generally prohibits banking organizations from (i) engaging in certain proprietary trading, and (ii) acquiring or retaining an ownership interest in or sponsoring a "covered fund," all subject to certain exceptions. The Volcker Rule also specifies certain limited activities in which banking organizations may continue to engage and requires us to maintain a compliance program. Banking organizations, such as us, with $10 billion or less in total consolidated assets and with total trading assets and liabilities of less than 5% of total consolidated assets are exempt from the Volcker Rule. At December 31, 2025, we had total consolidated assets of $9.72 billion.

Based on the Company's current activities, we do not currently expect that the Volcker Rule will have a material effect on our businesses or revenue after exceeding $10 billion, although it may prevent us from engaging in certain new activities or increase the compliance cost of new activities.

Incentive Compensation

The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and Origin Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. Proposed rules were issued in 2011, 2016 and 2024, but as of December 31, 2025, these rules have not been implemented. For banks between $1 to $50 billion, the proposed rules would prohibit certain types of incentive compensation that the agencies deem as encouraging inappropriate risks, require adherence to principles of balancing risk and reward, required effective risk management over incentive compensation and enhance oversight and recordkeeping. Further, the capital conservation buffer (described below under *Capital Requirements*) limits discretionary bonus payments to bank executives if the institution's regulatory capital ratios failed to exceed certain thresholds. We and Origin Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles - that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance.

Other Regulatory Matters

We and our subsidiaries are subject to oversight by the SEC, the New York Stock Exchange, and various state securities and insurance regulators. We and our subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning our business practices. Such requests are considered incidental to the normal conduct of business.

Capital Requirements

We and Origin Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the Federal Reserve may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks, are important factors that are to be taken into account in assessing an institution's overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.

We and Origin Bank are subject to the following risk-based capital ratios: a Common Equity Tier 1 ("CET1") risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock plus retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated indebtedness and a limited amount of credit loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%.

In addition, the capital rules required a capital conservation buffer of 2.5%, comprised of CET1, above each of the minimum risk-based capital ratio requirements (CET1, Tier 1, and total capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

To be well-capitalized, Origin Bank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;

- 8.0% Tier 1 capital to risk-weighted assets;

- 10.0% Total capital to risk-weighted assets; and

- 5.0% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to meet minimum capital requirements could also result in restrictions on the Company's or Origin Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

Throughout and as of December 31, 2025, the Company's and Origin Bank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. Based on current estimates, we believe that the Company and Origin Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2026. Please see *Note 18 — Capital and Regulatory Matters* in the notes to the consolidated financial statements for consolidated capital ratios of the Company and Origin Bank as of December 31, 2025.

Payment of Dividends

We are a legal entity separate and distinct from Origin Bank and our other subsidiaries. Under the laws of the State of Louisiana, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends that we may pay.

The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from Origin Bank and our non-bank subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that Origin Bank may pay. Origin Bank is subject to certain restrictions on dividends under federal and state laws, regulations and policies. In general, Origin Bank may pay dividends to us without the approval of the OFI so long as the amount of the dividend does not exceed the Bank's net profits earned during the current year combined with its retained net profits of the immediately preceding year. The Bank is required to obtain the approval of the OFI for any amount in excess of this threshold. Additionally, to pay dividends to us, under Louisiana law Origin Bank must have unimpaired surplus that equals or exceeds fifty percent of its outstanding capital stock. Further, under federal law, Origin Bank may not pay any dividend to us if it is undercapitalized, or the payment of the dividend would cause it to become undercapitalized.

In addition, we and Origin Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

Under a Federal Reserve policy adopted in 2009 and revised in 2020, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

- its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Regulation of the Bank

Origin Bank, which is a member of the Federal Reserve System, is subject to comprehensive supervision and regulation by the Federal Reserve, and is subject to its regulatory reporting requirements, as well as supervision and regulation by the OFI. As a member bank of the Federal Reserve System, Origin Bank is required to hold stock in its district Federal Reserve Bank in an amount equal to 6% of its capital stock and surplus (half paid to acquire stock with the remainder held as a cash reserve). Member banks do not have any control over the Federal Reserve System as a result of owning the stock and the stock cannot be sold or traded. Effective January 1, 2026, the annual dividend rate for member banks with $13.182 billion or less in total assets is fixed at 6%, which currently applies to us. However, the annual dividend rate for member banks with total assets in excess of $13.182 billion, is based on a floating dividend rate tied to 10-year U.S. Treasuries with the maximum dividend rate capped at 6%.

The deposits of Origin Bank are insured by the FDIC up to applicable limits, and, accordingly, Origin Bank is also subject to certain FDIC regulations and the FDIC has backup examination authority and some enforcement powers over Origin Bank. In addition, as discussed in more detail below, Origin Bank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation by the Consumer Financial Protection Bureau ("CFPB"). In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law.

Broadly, regulations applicable to Origin Bank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by Origin Bank; and requirements governing risk management practices. Subject to Federal Reserve approval and certain state filing requirements, Origin Bank is permitted under federal law to branch on a de novo basis across state lines wherever the laws of that state would permit a bank chartered by that state to establish a branch.

Transactions with Affiliates and Insiders

Origin Bank is subject to restrictions on extensions of credit and certain other transactions between Origin Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of Origin Bank's capital and surplus, and all such transactions between Origin Bank and the Company and all of its nonbank affiliates combined are limited to 20% of Origin Bank's capital and surplus. Loans and other extensions of credit from Origin Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between Origin Bank and the Company or any affiliate are required to be on an arm's length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as Origin Bank, to their directors, executive officers and principal shareholders.

FDIC Insurance Assessments and Depositor Preference

Origin Bank's deposits are insured by the FDIC's DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. Origin Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution's average total consolidated assets less its average tangible equity, and determines the applicable rate based upon a range of factors, including certain additional factors for institutions in excess of $10 billion assets. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35 percent by September 30, 2028. The FDIC's amended restoration plan increases the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including Origin Bank, if the DIF reserve ratio is not restored as projected.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank's federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.

Standards for Safety and Soundness

The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the Bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

Anti-Money Laundering

A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers, investment advisors and insurance companies, and strengthened the ability of the U.S. Government to help prevent, detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. Origin Bank has augmented its systems and procedures to meet the requirements of these regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by law.

The Federal Financial Crimes Enforcement Network ("FinCEN") has adopted rules that require financial institutions to obtain beneficial ownership information with respect to legal entities with which such institutions conduct business, subject to certain exclusions and exemptions. Bank regulators are focusing their examinations on anti-money laundering compliance, and we continue to monitor and augment, where necessary, our anti-money laundering compliance programs. Banking regulators will consider compliance with the Act's money laundering provisions in acting upon merger and acquisition proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. Sanctions for violations of the Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, including changes that will be implemented in subsequent years. On June 30, 2021, FinCEN published the first set of "national Anti-Money Laundering ("AML") priorities," as required by the Bank Secrecy Act, which include, but are not limited to, cyber-crime, terrorist financing, fraud, and drug/human trafficking. FinCEN is required to implement regulations to specify how covered financial institutions, such as the Company, should incorporate these national priorities into their AML programs.

Economic Sanctions

The Office of Foreign Assets Control ("OFAC") is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Concentrations in Lending

During 2006, the federal bank regulatory agencies released guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance") and advised financial institutions of the risks posed by commercial real estate ("CRE") lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when commercial real estate loan concentrations exceed either:

- Total reported loans for construction, land development, and other land of 100% or more of a bank's total risk-based capital; or

- Total reported loans secured by multifamily and nonowner-occupied, nonfarm nonresidential properties and loans for construction, land development, and other land (excluding loans secured by farmland) of 300% or more of a bank's total risk-based capital.

The Guidance also applies when a bank has a sharp increase in commercial real estate loans or has significant concentrations of commercial real estate secured by a particular property type. We have always had exposures to loans secured by commercial real estate due to the nature of our markets and the loan needs of both consumer and commercial clients. We believe our long-term experience in commercial real estate lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to managing our concentrations as required under the Guidance. As of December 31, 2025, our commercial real estate loan concentrations were below the Guidance thresholds discussed above.

Debit Interchange Fees

Debit card interchange fee restrictions set forth in the Durbin Amendment, as implemented by regulations of the Federal Reserve, cap the maximum debit interchange fee that a debit card issuer may receive per transaction. The maximum permissible interchange fee that a non-exempt issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction and 5 bps multiplied by the value of the transaction, subject to an upward adjustment of 1 cent if an issuer certifies that it has implemented policies and procedures reasonably designed to achieve the fraud-prevention standards set forth by the Federal Reserve. In addition, card issuers and networks are prohibited from entering into arrangements requiring that debit card transactions be processed on a single network or only two affiliated networks and allows merchants to determine transaction routing.

Debit card issuers with total consolidated assets of less than $10 billion are exempt from these interchange fee restrictions. The exemption for small issuers ceases to apply as of July 1 of the year following the calendar year in which the debit card issuer has total consolidated assets of $10 billion or more at calendar year end.

On October 25, 2023, the Federal Reserve proposed to lower the maximum interchange fee that a non-exempt issuer can receive for a debit card transaction. The proposal would also establish a regular process for updating the maximum amount every other year going forward. The Federal Reserve extended the comment period for its proposed changes to its debit card interchange fee rule until May 12, 2024, and at December 31, 2025, the proposal is still under review. At December 31, 2025, we had total consolidated assets of $9.72 billion. Any reduction in interchange income as a result of the loss of the exemption for small issuers under the Durbin Amendment could have a significant adverse effect on our business, financial condition and results of operations.

Community Reinvestment Act

Origin Bank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The Federal Reserve's assessment of Origin Bank's CRA record is made available to the public. CRA agreements with private parties must be disclosed and annual CRA reports must be made to the Federal Reserve. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act ("GLB") may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. Origin Bank has a rating of "Satisfactory" in its most recent CRA evaluation.

On October 24, 2023, the Office of the Comptroller of the Currency ("OCC"), Federal Reserve, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules would have substantially altered the methodology for assessing compliance with the CRA. However, court challenges prevented the 2023 final rule from becoming effective, and on July 16, 2025, the OCC, Federal Reserve and FDIC issued a joint proposal to rescind the 2023 CRA final rule. The ultimate scope and timing of any changes to the CRA regulations remains uncertain.

Privacy, Credit Reporting, and Data Security

The GLB generally prohibits disclosure of non-public consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to clients annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB. The GLB also directed federal regulators to prescribe standards for the security of consumer information. Origin Bank is subject to such standards, as well as standards for notifying clients in the event of a security breach. Origin Bank utilizes credit bureau data in underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act and Regulation V on a uniform, nationwide basis, including credit reporting, prescreening, and sharing of information between affiliates and the use of credit data. The Fair and Accurate Credit Transactions Act, which amended the Fair Credit Reporting Act, permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of that Act. Clients must be notified when unauthorized disclosure involves sensitive client information that may be misused. The Bank is also required to notify the Federal Reserve within 36 hours of a "computer-security incident" that rises to the level of a "notification incident."

The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. As a result, financial institutions, like the Company and Origin Bank, are expected to establish multiple lines of defense and to ensure their risk management processes address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of cyber-attack. Our information security protocols are designed in part to adhere to the requirements of this guidance.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our clients are located.

Anti-Tying Restrictions

In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for them on the condition that (1) the client obtain or provide some additional credit, property, or services from or to the bank or bank holding company or their subsidiaries or (2) the client not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a client obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve Board ("FRB") to grant additional exceptions by regulation or order. Also, certain foreign transactions are exempt from the general rule.

Consumer Regulation

Activities of Origin Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:

- limit the interest and other charges collected or contracted for by Origin Bank, including rules respecting the terms of credit cards and of debit card overdrafts;

- govern Origin Bank's disclosures of credit terms to consumer borrowers;

- require Origin Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the communities it serves;

- prohibit Origin Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;

- govern the manner in which Origin Bank may collect consumer debts; and

- prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.

Mortgage Regulation

The CFPB adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the "ATR/QM rule"), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance "safe harbor" for lenders that issue certain "qualified mortgages." The ATR/QM rule defines a "qualified mortgage" to have certain specified characteristics, and generally prohibits loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. Effective in 2021, the CFPB replaced the previous debt-to-income limitations with a revised General QM definition, which is based on the relationship of the loan's annual percentage rate to the average prime offer rate.

The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with certain standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower's mortgage loan account; and evaluating borrowers' applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages, periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts.

Non-Discrimination Policies

Origin Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act ("ECOA") and the Fair Housing Act ("FHA"), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The Department of Justice has increased its efforts to prosecute what it regards as violations of the ECOA and the FHA.

Effect of Governmental Monetary Policies.

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the "discount window" and open market operations as directed by the Federal Open Market Committee. These policies influence, to a significant extent, the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans or future prospects.

Federal Home Loan Bank System.

Origin Bank is a member of the Federal Home Loan Bank of Dallas, which is one of the 11 regional Federal Home Loan Banks composing the Federal Home Loan Bank system. The Federal Home Loan Banks make loans to their member banks in accordance with policies and procedures established by the Federal Home Loan Bank system and the boards of directors of each regional Federal Home Loan Bank. Any advances from a Federal Home Loan Bank must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the Federal Home Loan Bank of Dallas, Origin Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Dallas. All loans, advances and other extensions of credit made by the Federal Home Loan Bank of Dallas to Origin Bank are secured by a portion of Origin Bank's mortgage loan portfolio, certain other investments and the capital stock of the Federal Home Loan Bank of Dallas held by Origin Bank.

Item 1A.   Risk Factors

We face many risks and uncertainties, any one or more of which could have a material adverse effect on our business, results of operations, financial condition, prospects or the value of, or return on, an investment in our common stock. You should carefully consider the risks described below, together with all other information included and incorporated by reference in this report, including our consolidated financial statements and the related notes contained in Item 8 of this report. We believe the risks described below are material to us as of the date of this report, but these risks are not the only risks that we face. Our business, financial condition, results of operations and prospects could also be affected by additional risks that apply to all financial services companies or companies operating in the United States and our specific geographic markets, as well as other risks that are not currently known to us or that we currently consider to be immaterial to our business, financial condition, results of operations and prospects. If any of these risks actually occur, our business, results of operations, financial condition and prospects could be adversely affected. Further, to the extent that any of the information in this report constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf.

Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully after the summary, and risks include, but are not limited to, the following:

- Current uncertain economic conditions (both domestic and international) and increased geopolitical risks pose challenges, and could adversely affect our business, financial condition and results of operations;

- Changes in interest rates could have an adverse impact on our results of operations and financial condition including decreased net interest margin, impact on loan demand, competition for, and increased cost of funding, deposits, and the value of our securities portfolio (including any losses recognized);

- We are subject to risks related to inflation, rising prices and the government and Federal Reserve response to the same;

- The failure to maintain an effective system of controls and procedures, including internal control over financial and non-financial reporting;

- We may not be able to adequately measure and limit our credit risk;

- Our allowance for loan credit losses may prove to be insufficient to absorb losses inherent in our loan portfolio and our earnings could decrease;

- Negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing certain of our loans;

- The deterioration in value of receivables, inventory, equipment or other commercial collateral could expose us to credit losses;

- The geographic concentration of our markets in Texas, Louisiana, Mississippi, South Alabama and the Florida Panhandle makes us more sensitive than our more geographically diversified competitors to adverse changes in the local economy;

- Our loan portfolio contains a number of large loans to certain borrowers, and deterioration in the financial condition of these borrowers could have a significant adverse impact on our asset quality;

- The loss of executive management or other key employees, as well as our ability to attract and retain profitable bankers, could adversely impact our business or reputation;

- Fraud, unauthorized access, cyber-crime and other threats to data security has impacted and may cause harm to our business, additionally, the impact of fraud or misconduct by internal or external parties which we may not be able to prevent, detect or mitigate;

- We may have exposure to tax liabilities that are larger than we anticipate;

- The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers' ability to repay loans;

- We face significant competition to attract and retain customers, which could impair our growth, decrease our profitability or result in loss of market share;

- Our ability to maintain our reputation is critical to the success of our business;

- Risks related to sustainability strategies and initiatives, the scope and pace of which could alter our reputation and shareholder, associate, customer and third-party affiliations;

- Our business has grown rapidly, and we may not be able to maintain our historical rate of growth, which could have an adverse effect on our ability to successfully implement our business strategy;

- We may pursue acquisitions or new lines of business in the future, which could expose us to financial, execution and operational risks;

- We are susceptible to environmental risks, such as hurricanes and other natural disasters, adverse weather and climate change effects;

- We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology;

- The rapid advancement and integration of artificial intelligence in financial services present risks related to data security, regulatory compliance, algorithmic biases, and operational reliability, which could impact our business, reputation, and regulatory obligations;

- The effectiveness of derivative financial instruments and hedging activities to manage risks;

- We are subject to various liquidity risks, credit, and market risks;

- Risks related to the extensive use, reliability, disruption, and accuracy of the models and data we rely on;

- Our ability to maintain adequate internal controls over financial reporting;

- Our reliance on third parties to provide key components of our business infrastructure;

- Risks related to potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions;

- We operate in a highly regulated environment and the laws and regulations that govern our operations, including accounting policies, standards, and interpretations, could subject us to regulatory consequences;

- We are subject to stringent capital requirements, which may result in lower returns on equity, require us to raise additional capital, limit growth opportunities or result in regulatory restrictions;

- The market price of our common stock may be subject to substantial fluctuations and is subject to risk of loss; and

- Other factors and risks described under "Risk Factors" herein and in any of our subsequent reports filed with the SEC and available on our website at www.sec.gov.

Risks Related to Our Business

Current uncertain economic conditions and increased geopolitical risks pose challenges, and could adversely affect our business, financial condition and results of operations.

We are operating in an uncertain economic environment. Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the U.S. Economic uncertainty and an inflationary, recessionary or stagnant economy could result in financial stress on our borrowers, which could adversely affect our business, financial condition and results of operations. Deteriorating conditions in the regional economies we serve, or in certain sectors of those economies, could drive losses beyond that which is provided for in our allowance for credit losses. We could also face the following risks in connection with the following events:

- inflationary pressures remained elevated throughout 2024 and 2025, and may continue into 2026;

- market developments, economic stagnation or slowdowns, and tariffs are expected to affect consumer confidence levels and may cause adverse changes in payment patterns, resulting in increased delinquencies and default rates on loans and other credit facilities;

- the processes we use to estimate the allowance for credit losses and other reserves may prove to be unreliable. Such estimates rely upon complex modeling inputs and judgments, including forecasts of economic conditions, which may be rendered inaccurate and/or no longer subject to accurate forecasting;

- our ability to assess the creditworthiness of our borrowers may be impaired if the models and approaches we use to select, manage, and underwrite loans become less predictive of future charge-offs;

- regulatory scrutiny of the industry has increased and could continue to increase, leading to increased regulation of the industry that could lead to a higher cost of compliance, limit our ability to pursue business opportunities and increase our exposure to litigation or fines;

- monetary policy or other market conditions could cause rapid changes in interest rates and asset values that would have a materially adverse impact on our profitability and overall financial condition;

- increased taxes would limit our ability to pursue growth and return profits to shareholders; and

- erosion in the fiscal condition of the U.S. Treasury, the U.S. government's decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations may cause further interest rate increases, disrupt access to capital markets, result in new taxes and trigger recessionary conditions.

If these conditions or similar ones continue to exist or worsen, we could experience adverse effects on our financial condition.

Unstable global economic conditions may have serious adverse consequences on our business, financial condition, and operations.

The global credit and financial markets have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, high rates of inflation, and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including uncertainty surrounding the impact of the United States' involvement in the Venezuelan government, the ongoing wars in the Ukraine and the Middle East, which have increased volatility in commodity and energy prices, created supply chain issues and caused instability in financial markets, all of which may continue or worsen in the future. Sanctions imposed by the United States and other countries in response to such conflicts could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment, hostile third-party action, or continued unpredictable and unstable market conditions.

Changes in interest rates could have an adverse impact on our results of operations and financial condition.

Significant increases or decreases in market interest rates, or the perception that such a change may occur, could adversely affect our business. In response to growing signs of inflation, the Federal Reserve rapidly increased interest rates during 2022 and 2023 and took further actions to mitigate inflationary pressures. These interest rate changes had a number of negative effects on our business, including reducing the value of our securities portfolio, increasing our interest rate expense, and decreasing demand for new loans, particularly residential mortgages. The Federal Reserve began reducing interest rates in 2024, but the future direction of interest rate changes remain unclear as inflation remains above target. Future rapid changes in interest rates, in either direction, may make it difficult for us to balance our loan and deposit portfolios, which may adversely affect our results of operations by, for example, reducing asset yields or spreads, or having other adverse impacts on our business. Decreases in interest rates, such as those that occurred in 2024 and 2025, could result in an acceleration of loan prepayments. Increased market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs, which could adversely affect our business.

Further, our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference or spread, between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities may fluctuate. This can cause decreases in our spread and can adversely affect our earnings and financial condition.

Interest rates are highly sensitive to many factors including:

- The rate of inflation;

- Economic conditions;

- Federal monetary policies; and

- Stability of domestic and foreign markets.

Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in the same period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Changes in market values of investment securities classified as available for sale are impacted by changes in interest rates and can negatively impact our other comprehensive (loss) income and equity levels through accumulated other comprehensive (loss) income, which includes net unrealized gains and losses on those securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position.

Additionally, future increases in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan portfolio and our overall results. Moreover, the practices we have implemented that are intended to reduce the potential effects of changes in interest rates on our net interest income may not be successful. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest income and our net interest margin, asset quality, loan and lease origination volume, liquidity, and overall profitability. We cannot assure you that we can minimize our interest rate risk.

In addition, we originate residential mortgage loans for sale and for our portfolio. The origination of residential mortgage loans is highly dependent on the local real estate market and the level of interest rates. Increasing interest rates tend to reduce the origination of loans for sale and fee income, which we report as gain on sale of loans. Decreasing interest rates generally result in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This typically leads to reinvestment at lower rates than the loans or securities were paying. Changes in market interest rates could also reduce the value of our financial assets. Our financial condition and results of operations could be adversely affected if we are unsuccessful in managing the effects of changes in interest rates.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Inflation rose over the last several years to levels not seen for over 40 years. Inflationary pressures may continue in 2026. Inflation could lead to increased costs to our customers, making it more difficult for them to repay their loans or other obligations increasing our credit risk. While the Federal Reserve began cutting interest rates in late 2024, current market interest rates remain higher than interest rates as of early 2022. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

Changes to monetary policy by the Federal Reserve could adversely impact our results of operations.

The Federal Reserve is responsible for regulating the supply of money in the United States, including open market operations used to stabilize prices in times of economic stress, as well as setting monetary policies. These activities strongly influence our rate of return on certain investments, our mortgage origination pipeline, as well as our costs of funds for lending and investing, all of which may adversely impact our liquidity, results of operations, financial condition and capital position.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. If the overall economic climate in the United States, generally, or our market areas, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for credit losses. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower's ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property.

Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review and administrative practices may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.

Our allowance for loan credit losses may prove to be insufficient to absorb losses inherent in our loan portfolio and our earnings could decrease.

Our experience in the banking industry indicates that some portion of our loans will not be fully repaid in a timely manner or at all. Accordingly, we maintain an allowance for loan credit losses that represents management's judgment of expected losses and risks inherent in our loan portfolio. The level of the allowance reflects management's continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan credit losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan credit losses and additional expenses may be incurred. At any time, we are likely to have loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be certain that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit or correctly estimate losses on those loans that are identified. In addition, our regulators, as an integral part of their periodic examination, review the adequacy of our allowance for loan credit losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Changes in economic conditions or individual business or personal circumstances affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance. Further, if actual charge-offs in future periods exceed our estimation of charge-offs, we may need additional provision for loan credit losses to restore the adequacy of our allowance for loan credit losses. If we are required to materially increase our level of allowance for loan credit losses for any reason, such increases could have an adverse effect on our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing certain of our loans and result in loan and other losses.

Real estate values in our markets have experienced periods of fluctuation over the last several years, and the market value of real estate can fluctuate significantly in a short period of time. At December 31, 2025, $5.13 billion, or 66.9%, of our total LHFI was comprised of loans with real estate as a primary component of collateral. We also make loans secured by real estate as a supplemental source of collateral. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio and could result in losses that adversely affect our business, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have an adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan credit losses, which could have an adverse effect on our business, financial condition and results of operations.

The geographic concentration of our markets in Texas, Louisiana, Mississippi, Alabama and Florida makes us more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

Unlike larger financial institutions that are more geographically diversified, we are a regional bank concentrated in the Interstate 20 corridor between the Dallas/Fort Worth metropolitan area, East Texas, North Louisiana and Jackson, Mississippi, as well as in Houston, Texas and Oxford, Mississippi. In 2024, we expanded our presence into Mobile, Alabama and Fort Walton Beach, Florida. At December 31, 2025, 64.7% of our total real estate loans (by dollar amount), excluding mortgage warehouse lines of credit, were made to borrowers who reside or conduct business in Texas, 15.4% attributable to Louisiana and 9.1% attributable, in total, to Mississippi, Mobile, Alabama and Fort Walton Beach, Florida and majority of our real estate loans are secured by properties located in these states. A deterioration in local economic conditions or in the residential or commercial real estate markets could have an adverse effect on the quality of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans, and the value of the collateral securing loans. If the population, employment or income growth in one of our markets is negative or slower than projected, income levels, deposits and real estate development could be adversely impacted. Some of our larger competitors that are more geographically diverse may be better able to manage and mitigate risks posed by adverse conditions impacting only local or regional markets.

Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to our other mortgage loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. At December 31, 2025, our non-owner-occupied commercial real estate loans totaled $1.52 billion, or 19.8%, of our total loan portfolio. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. These loans expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan credit losses, which would reduce our profitability, and could materially adversely affect our business, financial condition and results of operations.

A large portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose us to credit losses.

At December 31, 2025, approximately $1.99 billion, or 25.9%, of our total loans were commercial and industrial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment and many are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes movable property, such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be exposed to volatile businesses or industries which are sensitive to commodity prices or market fluctuations, such as energy prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

Our loan portfolio contains a number of large loans to certain borrowers, and deterioration in the financial condition of these borrowers could have a significant adverse impact on our asset quality.

Our growth over the past several years has been partially attributable to our ability to originate and retain relatively large loans given our asset size. At December 31, 2025, the size of our average loan held for investment was approximately $648,000. Further, at December 31, 2025, our 20 largest borrowing relationships, excluding mortgage loans held for sale, represented 12.1% of our outstanding loan portfolio, and 10.5% of our total commitments to extend credit. Along with other risks inherent in our loans, such as the deterioration of the underlying businesses or property securing these loans, the higher average size of our loans presents a risk to our lending operations. If any of our largest borrowers become unable to repay their loan obligations as a result of economic or market conditions or personal circumstances, our nonperforming loans and our provision for loan credit losses could increase significantly, which could have an adverse effect on our business, financial condition and results of operations.

If we fail to establish and maintain effective internal controls over financial reporting, our financial statements could contain a material misstatement, which could adversely affect our business and financial condition.

Under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC, companies are required to conduct a comprehensive evaluation of their internal controls over financial reporting. As part of this process, we are required to document and test our internal controls over financial reporting, management is required to assess and issue a report concerning our internal controls over financial reporting, and our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. Our internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be prevented or detected on a timely basis. Even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

As described in *Part II, Item 9A — Controls and Procedures* of Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2023, filed February 26, 2025, we identified a material weakness in our internal controls over financial reporting relating to controls over employees' ability to initiate certain manual transfers between deposit accounts. A material weakness, as defined by the SEC rules, is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. During the year ended December 31, 2024, we implemented remediation actions to address the material weakness in our internal controls and, as of December 31, 2024, this material weakness had been deemed remediated.

If additional material weaknesses in internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to revise or restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation, adversely affect the trading price of our common stock, or otherwise cause a decline in investor confidence.

We rely heavily on our executive management team and other key employees, and the loss of any of these individuals could adversely impact our business or reputation.

Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have an adverse effect on our business, financial condition and results of operations.

Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm our reputation, and otherwise cause harm to our business.

We necessarily collect, use and hold personal and financial information concerning individuals and businesses with which we have a banking relationship. This information includes non-public, personally-identifiable information that is protected under applicable federal and state laws and regulations. Additionally, certain of our data processing functions are not handled by us directly but are outsourced to third-party providers. Our facilities and systems, and those of our third-party service providers, may be vulnerable to threats to data security, security breaches, acts of vandalism and other physical security threats, computer viruses or compromises, ransomware attacks, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential business, employee or customer information, whether originating with us, our vendors or retail businesses, could severely damage our reputation, expose us to the risks of civil litigation and liability, require the payment of regulatory fines or penalties or undertaking of costly remediation efforts with respect to third parties affected by a security breach, disrupt our operations, and have a material adverse effect on our business, financial condition and results of operations.

It is difficult or impossible to defend against every risk being posed by changing technologies or criminals' intent on committing cyber-crime. Our controls and protections and those of our vendors could prove inadequate. In the last few years, there have been an increasing number of cyber incidents and cyber criminals continue to increase their sophistication, including several well-publicized cyber-attacks that targeted other companies in the United States, including financial services companies much larger than us. The sophistication of these incidents has also increased, and is expected to increase further, as cyber criminals utilize artificial intelligence and related emerging technologies. These cyber incidents have been initiated from a variety of sources, including terrorist organizations and hostile foreign governments. As technology advances, the ability to initiate transactions and access data has also become more widely distributed among mobile devices, personal computers, automated teller machines, remote deposit capture sites and similar access points, some of which are not controlled or secured by us. It is possible that we could have exposure to liability and suffer losses as a result of a security breach or cyber-attack that occurred through no fault of our own. Further, the probability of a successful cyber-attack against us or one of our third-party services providers cannot be predicted, and in some cases, prevented.

Cybersecurity risks are growing and, as a result, the cyber-resilience of banking organizations is of increased importance to federal and state banking agencies and other regulators. New or revised laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current or future privacy, data protection and information security laws to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability.

Our business is susceptible to fraud.

The Company's business exposes it to fraud risk from loan and deposit customers, the parties they do business with, as well as from employees, contractors and vendors. The Company relies on financial and other data from new and existing customers which could turn out to be fraudulent when accepting such customers, executing their financial transactions and making and purchasing loans and other financial assets. In times of increased economic stress, the Company is at increased risk of fraud losses. The Company believes it has underwriting and operational controls in place to prevent or detect such fraud, but cannot provide assurance that these controls will be effective in detecting fraud or that the Company will not experience fraud losses or incur costs or other damage related to such fraud, at levels that adversely affect financial results or reputation. The Company's lending customers may also experience fraud in their businesses which could adversely affect their ability to repay their loans or make use of services. The Company's and its customers' exposure to fraud may increase the Company's financial risk and reputation risk as it may result in unexpected litigation expense, other costs and loan losses that exceed those that have been provided for in the allowance for credit losses. In addition, the use of artificial intelligence and other emerging technologies by those committing fraud against the Company and its customers may increase the likelihood that such attempts at fraud are successful and decrease the likelihood of, or delay, the detection of fraud.

Our ability to attract and retain profitable bankers is critical to the success of our business strategy.

Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers. If we were to lose the services of any of our bankers, including profitable bankers employed by banks that we may acquire, to a new or existing competitor or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services.

Our growth strategy also relies on our ability to attract and retain additional profitable bankers. We may face difficulties in recruiting and retaining bankers of our desired caliber, including as a result of competition from other financial institutions. In particular, many of our competitors are significantly larger with greater financial resources and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new banker will be profitable or effective. If we are unable to attract and retain profitable bankers, or if our bankers fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy, which could have an adverse effect on our business, financial condition and results of operations.

We will be subject to heightened regulatory requirements if our total assets exceed $10 billion as of December 31 of any calendar year.

As of December 31, 2025, our total assets were $9.72 billion. In addition to our current regulatory requirements, banks with $10 billion or more in total assets are, among other things: examined directly by the CFPB with respect to various federal consumer financial laws; subject to limits on debit interchange fees pursuant to Section 1075 of the Dodd-Frank Act, known as the Durbin Amendment; eligible for potentially a smaller dividend on holdings of Federal Reserve Bank stock; subject to the Volcker Rule's limitations on proprietary trading and investments or sponsorship in covered funds; subject to the large bank assessment methodology for calculating FDIC insurance premiums; and no longer eligible to elect to be subject to the CBLR. Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, or the incurrence of other significant expenses, among other things, any of which could have a significant adverse effect on our business, financial condition or results of operations. Our regulators may also consider our preparation for compliance with these regulatory requirements in the course of examining our operations generally or when considering any request from us or the Bank. Although the CFPB's level of activity has been significantly reduced, the scope of its future activities remains subject to ongoing litigation, and it is unclear what regulatory role the CFPB would play if our total assets were to exceed $10 billion.

We will become subject to reduced debit interchange income and could face related adverse business consequences if our total assets grow in excess of $10 billion as of December 31 of any calendar year.

Debit card interchange fee restrictions set forth in the Durbin Amendment, as implemented by regulations of the Federal Reserve, cap the maximum debit interchange fee that a debit card issuer may receive per transaction. Debit card issuers with total consolidated assets of less than $10 billion are exempt from these interchange fee restrictions. The exemption for small issuers ceases to apply as of July 1 of the year following the calendar year in which the debit card issuer has total consolidated assets of $10 billion or more at calendar year end. At December 31, 2025, we had total consolidated assets of $9.72 billion. Any reduction in interchange income as a result of the loss of the exemption for small issuers under the Durbin Amendment could have a significant adverse effect on our business, financial condition and results of operations. Our interchange fees for the year ended December 31, 2025, were $8.5 million. Although the Durbin Amendment's restrictions on debit interchange fees currently remain in place, they are subject to ongoing litigation.

Moreover, our loss of eligibility under the exemption for small issuers could adversely affect or reduce our ability to maintain certain of our fee-sharing prepaid card partnerships, which have the right to terminate our agreement with respect to certain financial services under such circumstances.

We may have exposure to tax liabilities that are larger than we anticipate.

The tax laws applicable to our business activities are subject to interpretation and may change over time. From time to time, legislative initiatives, such as corporate tax rate changes, which may impact our effective tax rate and could adversely affect our deferred tax assets or our tax positions or liabilities, may be enacted. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being higher than anticipated in jurisdictions that have higher statutory tax rates or by changes in tax laws, regulations or accounting principles. We are subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our provision for income taxes and other liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers' ability to repay loans.

We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, this, in turn, could have an adverse effect on our business, financial condition and results of operations.

We face significant competition to attract and retain customers, which could impair our growth, decrease our profitability or result in loss of market share.

We operate in the highly competitive banking industry and face significant competition for customers from bank and nonbank competitors (including fintech companies), particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. Our competitors are generally larger and may have significantly more resources, greater name recognition, and more extensive and established branch networks or geographic footprints than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our nonbank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

- our ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

- our scope, relevance and pricing of products and services offered to meet customer needs and demands;

- the rate at which we introduce new products and services relative to our competitors;

- customer satisfaction with our level of service;

- our ability to expand our market position;

- industry and general economic trends; and

- our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have an adverse effect on our business, financial condition and results of operations.

Our ability to maintain our reputation is critical to the success of our business.

Our business plan emphasizes relationship focused banking. We have benefited from strong relationships with and among our customers. As a result, our reputation is one of the most valuable components of our business. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, our existing relationships may be damaged. We could lose some of our existing customers, including groups of large customers who have relationships with each other, and we may not be successful in attracting new customers. Any of these developments could have an adverse effect on our business, financial condition and results of operations.

While we carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products and services we offer. Adverse reputational impacts or events may also increase our litigation risk.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching.

Our business strategy includes evaluating strategic opportunities to grow through de novo branching, and we believe that banking location expansion has been meaningful to our growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations. De novo branches require regulatory approval or non-objection, which may not be forthcoming.

Our financial condition and results of operations may be adversely affected by changes in accounting policies, standards and interpretations.

The Financial Accounting Standards Board ("FASB") and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB, SEC and banking regulators) may change prior interpretations or positions on how these standards should be applied. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls.

We may pursue acquisitions in the future, which could expose us to financial, execution and operational risks.

Although we plan to continue to grow our business organically, we may, from time to time, consider acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability. Our acquisition activities could be material to our business and involve a number of risks, including those associated with:

- the identification of suitable institutions or assets for acquisition;

- the diversion of management attention from the operation of our existing business to identify, evaluate and negotiate potential transactions;

- the ability to attract funding to support additional growth within acceptable risk tolerances;

- the use of inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

- the ability to maintain asset quality;

- the adequacy of due diligence and the potential exposure to unknown or contingent liabilities related to the acquisition;

- the retention of customers and key personnel, including bankers;

- the timing and uncertainty associated with obtaining necessary regulatory approvals;

- the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

- the ability to successfully integrate acquired businesses;

- litigation risk; and

- the maintenance of adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards at acceptable prices. We face significant competition in pursuing acquisition targets from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and value of our common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities.

Acquisitions of financial institutions also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers, and other issues that could negatively affect our business. We may not be able to complete future acquisitions after dedicating substantial resources or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire or to realize our expected benefits or our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that would otherwise be directed toward servicing existing business and developing new business. Failure to successfully integrate the entities we acquire into our existing operations in a timely manner may increase our operating costs significantly and could have an adverse effect on our business, financial condition and results of operations. Further, acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our book value and net income per common share may occur in connection with any future acquisition, and the carrying amount of any goodwill that we currently maintain or may acquire may be subject to impairment in future periods.

The markets in which we operate are susceptible to natural disasters, adverse weather and climate change effects, which could result in a disruption of our operations and increases in loan losses.

A significant portion of our business is generated from markets that have been, and may continue to be, damaged by hurricanes, floods, tropical storms, tornadoes and other natural disasters and adverse weather, which may grow more severe as a result of climate change. Natural disasters can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. If the economies in our primary markets experience an overall decline as a result of a natural disaster, adverse weather, climate change or other disaster, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and loan losses may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a disaster. A disaster could, therefore, result in decreased revenue and loan losses that could have an adverse effect on our business, financial condition and results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services (including those related to or involving artificial intelligence, machine learning, stablecoins, blockchain and other distributed ledger technologies) and an established and growing demand for mobile and other phone and computer banking applications. The effective use of technology increases efficiency and enables financial institutions to reduce costs as well as service our customers better. Largely unregulated "fintech" businesses have increased their participation in the lending and payments businesses and have increased competition in these businesses. This trend is expected to continue for the foreseeable future. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

These changes may be more difficult or expensive than we anticipate. Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business, and we will continue to do so in the future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse impact on our business, financial condition or results of operations.

We are dependent on the use of data and modeling in our management's decision-making and faulty data, or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing and the Comprehensive Capital Analysis and Review submissions, we currently utilize stress testing for capital, credit and liquidity purposes and anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. We seek to mitigate this risk by performing back-testing to analyze the accuracy of these techniques and approaches. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making. Failure to successfully manage these risks could have an adverse impact on our business, financial condition or results of operations.

A lack of liquidity could impair our ability to fund operations.

Liquidity is essential to our business, and we monitor our liquidity and manage our liquidity risk at the holding company and bank levels daily. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If our customers move money out of deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest margin, net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity and debt securities to investors. Access to liquidity may be negatively impacted by the value of our securities portfolio, if liquidity and/or business strategy necessitate the sales of securities in a loss position. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank of Dallas and the Federal Home Loan Bank of Dallas. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary market area or by one or more adverse regulatory actions against us. In addition, our access to deposits may be affected by the liquidity and/or cash flow needs of depositors, which may be exacerbated in an inflationary, recessionary, or elevated rate environment.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity and could, in turn, have an adverse effect on our business, financial condition and results of operations. In addition, because our primary asset at the holding company level is the bank, our liquidity at the holding company level depends primarily on our receipt of dividends from the bank. If the bank is unable to pay dividends to us for any reason, we may be unable to satisfy our holding company level obligations, which include funding operating expenses and debt service obligations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, we may not be able to maintain regulatory compliance.

We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, we, on a consolidated basis, and Origin Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity in such amounts as the regulators may require from time to time. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or reduce our operations. Even if we satisfy all applicable regulatory capital minimums, our regulators could ask us to maintain capital levels which are significantly in excess of those minimums. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, we could be subject to enforcement actions or other regulatory consequences, which could have an adverse effect on our business, financial condition and results of operation.

By engaging in derivative transactions, we are exposed to additional credit and market risk.

We use interest rate swaps to help manage our interest rate risk from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes us to interest rate risk or risks inherent in customer related derivatives. We use other derivative financial instruments to help manage other economic risks, including exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts principally related to our fixed rate loan assets. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent the fair value gain in the derivative is not collateralized. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have an adverse effect on our business, financial condition and results of operations.

The fair value of our investment securities can fluctuate due to factors outside of our control.

At December 31, 2025, the fair value of our portfolio of available for sale investment securities was approximately $1.12 billion, which included a net unrealized loss of approximately $68.9 million, before taxes. The unrealized loss resulted from the decline in fair value of our available for sale investment securities portfolio, which primarily reflected increases in market interest rates during 2022 and early 2023. While the Company recorded net unrealized gains in subsequent periods following decreases in market interest rates from prior levels, the available for sale securities portfolio remained in a net unrealized loss position at December 31, 2025. The unrealized loss negatively impacted total stockholders' equity. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause an increase in the amount of the allowance for credit losses as it pertains to available for sale or held-to-maturity debt securities, which could have an adverse effect on our business, results of operations, financial condition and future prospects. The process for determining if a security has a credit loss often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.

We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production, account analysis and mortgage servicing. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure or breach of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. In addition, we have engaged a third-party to administer our mortgage servicing activities through a subservicing arrangement. While we endeavor to manage and oversee our third-party vendors, these vendors may have contact with our customers and address customer complaints, which creates reputational and, potentially, regulatory risk. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated, system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause an adverse effect on our business, financial condition and results of operations.

We may be subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.

We and other financial institutions have been the subject of litigation, investigations and other proceedings which could result in legal liability and damage to our reputation.

We and certain of our directors, officers and subsidiaries are named from time to time as defendants in litigation and are the subject of investigations and other proceedings relating to our business and activities, including, during 2024 and continuing into 2025, proceedings relating to the questioned banker activity discussed in detail in *Part II, Item 8*, *Note 19 — Commitments and Contingencies* under *Loss Contingencies*. Past, present and future litigation has included or could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental, law enforcement and self-regulatory agencies regarding our business. These matters could result in adverse judgments, settlements, fines, penalties, injunctions, amendments and/or restatements of our SEC filings and/or financial statements, determinations of material weaknesses in our disclosure controls and procedures or other relief. Substantial legal liability or significant regulatory action against us, as well as matters in which we are involved that are ultimately determined in our favor, could materially adversely affect our business, financial condition or results of operations, cause significant reputational harm to our business, divert management attention from the operation of our business and/or result in additional litigation.

Banking institutions are also increasingly the target of class action lawsuits. Most recently there has been an increase in class action lawsuits filed claiming deceptive practices or violations of account terms in connection with non-sufficient fees or overdraft charges. We have successfully defended and resolved similar class action lawsuits in the past. However, if a court rules adversely to our defense of any class action lawsuits, or if we enter into a settlement agreement in connection with any class action lawsuit, we could be exposed to monetary damages, reputational harm, or subject to limits on our ability to operate our business, which could have an adverse effect on our financial condition and operating results.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. In addition, we participate in loans originated by other institutions, and we participate in syndicated transactions (including shared national credits) in which other lenders serve as the lead bank. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have an adverse effect on our business, financial condition and results of operations.

Risks Related to the Regulation of Our Industry

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could subject us to regulatory action or penalties.

We are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our stockholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the U.S., and not stockholders or counterparties. These laws and regulations, among other matters, prescribe minimum capital requirements, limit the magnitude of fees we can charge our customers, impose limitations on the business activities in which we can engage, limit the dividends or distributions that Origin Bank can pay to us, and that we can pay to our stockholders, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than U.S. GAAP alone would generally require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition, and results of operations. See the discussion above at *Supervision, Regulation, and Other Factors* for an additional discussion of the extensive regulation and supervision the Company and the Bank are subject to.

We are subject to stringent capital requirements, which may result in lower returns on equity, require us to raise additional capital, limit growth opportunities or result in regulatory restrictions.

Increased regulatory capital requirements (and the associated compliance costs), whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may require us to raise additional capital, or impact our ability to repurchase shares of capital stock, pay dividends or pay compensation to our executives, which could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock. If Origin Bank does not meet minimum capital requirements, it will be subject to prompt corrective action by the Federal Reserve. Prompt corrective action can include progressively more restrictive constraints on operations, management and capital distributions. Federal Reserve regulations do not permit dividends unless our consolidated capital levels exceed certain higher levels applying capital conservation buffers. Failure to exceed the capital conservation buffer will result in certain limitations on dividends, capital repurchases, and discretionary bonus payments to executive officers. In addition, the Federal Reserve has issued supervisory guidance advising bank holding companies to eliminate, defer or reduce dividends paid on common stock and share repurchases under certain circumstances including where the company's prospective rate of earnings retention is not consistent with the company's capital needs and overall current and prospective financial condition or the company will not meet, or is in danger of not meeting, minimum regulatory capital adequacy ratios. Recent supplements to this guidance reiterate the need for bank holding companies to consult with the Federal Reserve sufficiently in advance of the proposed payment of a dividend in certain circumstances. Even if we meet minimum capital requirements, it is possible that our regulators may ask us to raise additional capital.

We face a risk of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, or FinCEN, established by the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and may coordinate enforcement efforts with the individual federal bank regulatory agencies, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal bank regulatory agencies and state bank regulators also have increased their focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, which would negatively impact our business, financial condition and results of operations.

Failure by Origin Bank to perform satisfactorily on its Community Reinvestment Act ("CRA" evaluations could make it more difficult for our business to grow.

The performance of a bank under the CRA, in meeting the credit needs of its community is a factor that must be taken into consideration when the federal banking agencies evaluate applications related to mergers and acquisitions, as well as branch opening and relocations. If Origin Bank is unable to maintain at least a "Satisfactory" CRA rating, our ability to complete the acquisition of another financial institution or open a new branch will be adversely impacted. If Origin Bank received an overall CRA rating of less than "Satisfactory", the Federal Reserve would not re-evaluate its rating until its next CRA examination, which may not occur for several more years, and it is possible that a low CRA rating would not improve in the future.

Increases in Federal Deposit Insurance Corporation insurance premiums could adversely affect our earnings and results of operations.

The deposits of Origin Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are determined by the level of its assessment base and its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Moreover, the FDIC has the unilateral power to change deposit insurance assessment rates and the manner in which deposit insurance is calculated and also to charge special assessments to FDIC-insured institutions. The FDIC utilized these powers during the 2008 Global Financial Crisis for the purpose of restoring the reserve ratios of the Deposit Insurance Fund and again in response to the 2023 high-profile bank failures. Any future special assessments, increases in assessment rates or premiums, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Investing in Our Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;

- changes in economic or business conditions;

- the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws or regulations affecting us;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the number (if any) of securities analysts covering us;

- publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

- changes in market valuations or earnings of companies that investors deem comparable to us;

- the trading volume of our common stock;

- future issuances of our common stock or other securities;

- future sales of our common stock by us or our directors, executive officers or significant stockholders;

- additions or departures of key personnel;

- perceptions in the marketplace regarding our competitors and us;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

- other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

- other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

In particular, the realization of any of the risks described in this "Risk Factors" section of this report or other unknown risks could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume of our common stock may cause significant price variations to occur. Increased market volatility could have an adverse effect on the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

Our dividend policy may change without notice, our future ability to pay dividends is subject to restrictions, and we may not pay dividends in the future. We are dependent on dividends from the Bank to meet our financial obligations and pay dividends to our stockholders.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely at any time without notice to our stockholders. Our ability to pay dividends may also be limited on account of our outstanding indebtedness as we generally must make payments on our junior subordinated indebtedness and our outstanding indebtedness before any dividends can be paid on our common stock.

Additionally, because our primary asset is our investment in the stock of Origin Bank, we are dependent upon dividends from the Bank to pay our operating expenses, satisfy our obligations and pay dividends on our common stock, and the Bank's ability to pay dividends on its common stock will substantially depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by its board of directors. In addition, our and the Bank's ability to declare and pay dividends depends on numerous laws and banking regulations and guidance that limit our and the Bank's ability to pay dividends, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Origin's information security program is designed to protect the security, availability, integrity, and confidentiality of our computer systems, networks, and software and information assets, including client and other sensitive data. The program is comprised of policies, guidelines, and procedures, which are intended to align with regulatory guidance, and common industry practices. Assessing, identifying, mitigating, and managing cybersecurity related risks are integrated into our overall enterprise risk management process.

Cybersecurity Risk Management and Strategy

Origin follows FFIEC guidance in protecting its network and information assets with industry-tested security products and processes. Our Network and Information Security teams actively monitor company networks and systems to detect suspicious or malicious events. The Company evaluates potential cyber risks, as appropriate, in its regular risk assessments. Additionally, we conduct vulnerability scans, and contract with third-party vendors to perform penetration tests against the Company's network. The Company also engages expert cyber consultants, as necessary and appropriate.

At Origin, we expect each employee to be responsible for the security and confidentiality of client information. We communicate this responsibility to employees upon hiring, and regularly throughout their employment. We require each employee to complete training to protect the confidentiality of client information at the time of hire and during each year of employment. Employees must successfully pass a test to demonstrate understanding of these requirements and provide acknowledgement of their responsibilities.

Additionally, we regularly provide employees with information security awareness training, covering the recognition and appropriate handling of potential phishing emails, which can introduce malware to a company's network, result in the theft of user credentials and, ultimately, place client or employee data, or other sensitive company data, at risk. Origin employs a number of technical controls to mitigate the risk of phishing emails. We regularly test employees to determine their susceptibility to phishing test emails. We require susceptible employees to take additional training and provide regular reports to management. We additionally maintain procedures for safe storage and handling and secure disposal of sensitive information.

Before engaging third-party service providers, we perform due diligence in order to identify and evaluate their cyber risks. This process is led by the Operational Risk Management team and includes participation of our Information Technology and Information Security teams. Risk assessments are performed using Service Organization Controls ("SOC") reports and other tools. Third party service providers processing sensitive client data are contractually required to meet applicable legal and regulatory obligations to protect sensitive data against cyber security threats and unauthorized access to the sensitive data. After contract executions, third-party service providers undergo ongoing monitoring to ensure they continue to maintain internal controls and protocols designed to manage cybersecurity risk to systems, assets, data, and capabilities.

As part of our information security program, we have adopted an Information and Cybersecurity Incident Response Plan (Incident Response Plan), which is primarily overseen by our Senior Vice President, Information Security Officer ("ISO"). The Incident Response Plan describes our processes and procedures for responding to cybersecurity incidents, outlining various work streams, including containment and remediation actions by information technology and security personnel, as well as operational response actions by business, communications, and risk personnel. Our incident response team performs exercises to simulate responses to cybersecurity events.

The Incident Response Plan includes procedures for escalation and reporting of potentially significant cybersecurity incidents to our Chief Operating Officer, Chief Financial Officer, Chief Risk Officer, Chief Legal Counsel, and other executives as needed.

To date, we have not experienced a cybersecurity incident that has materially impacted our business strategy, results of operations, or financial condition. Despite our efforts, there can be no assurance that our cybersecurity risk management processes and measures described will be fully implemented, complied with, or effective in protecting our systems and information. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect our business strategy, results of operations or financial condition. Please see Part I, Item 1A. *Risk Factors* for further discussion of the risks associated with an interruption or breach in our information systems or infrastructure.

Cybersecurity Governance

Our Board of Directors is responsible for overseeing our business and affairs, including risks associated with cybersecurity threats. The Board oversees our corporate risk governance processes primarily through its committees, and oversight of cybersecurity threats is delegated primarily to our Risk Committee. Management also participates in Cyber Risk and Information Technology Committees used to govern and oversee the information security program. The Risk Committee receives updates from management regarding review and assessments of cybersecurity and technology risk consistent with FFIEC guidance. Cybersecurity governance is a standing agenda item on each Risk Committee meeting. The Risk Committee reports to the full Board on a quarterly basis, including an overview of all matters discussed and approved at each Risk Committee meeting. Additionally, we have engaged the former Chief Information Officer of a Fortune 500 global technology company to consult with our Board of Directors, management, and management-level Cyber Risk and Information Technology Committees on cybersecurity and data privacy matters.

Our ISO is responsible for the Company's information security program. Our ISO holds a degree in Computer Information Systems and is a graduate of Louisiana Tech University. He possesses over 18 years of experience in diverse technology and information security roles within the financial services sector, with five years' experience in the ISO role. In this role, the ISO manages the Company's information security and day-to-day cybersecurity operations and supports the information security risk oversight responsibilities of the Board and its committees. The ISO is a member of our Risk Management group and reports to our Chief Risk Officer, who in turn reports to our President and CEO. The ISO attends Risk Committee meetings to review the Company's material cybersecurity developments and risks, and otherwise periodically provides relevant cybersecurity updates to the Risk Committee, as appropriate.

Item 2.   Properties

At December 31, 2025, our executive offices and those of Origin Bank were located at 500 South Service Road East, Ruston, Louisiana 71270 and we operated through over 56 locations in Texas, Louisiana, Mississippi, South Alabama, and the Florida Panhandle, including loan production offices. At December 31, 2025, we had 17 banking centers in North Louisiana, 11 banking centers in the Dallas-Fort Worth metroplex area, nine banking centers in East Texas, 11 banking centers in the Houston metroplex, six banking centers in the Ridgeland, Mississippi area, and one banking center each in South Alabama and the Florida Panhandle. At December 31, 2025, Origin Bank owned its main office building and 29 of its banking centers, as well as a controlling interest in its operations center. The remaining facilities were occupied under lease agreements, the terms of which range from month to month to 28 years. We believe that our banking and other offices are in good condition and are suitable and adequate to our needs.

At December 31, 2025, our insurance agency operated through 13 office locations primarily located in Louisiana. One location is owned directly by the insurance agency, five are shared locations owned or leased by Origin, and seven are leased by the insurance agency.

Item 3.   Legal Proceedings

We are subject to various legal actions that arise from time to time in the ordinary course of business. While the ultimate outcome of pending proceedings cannot be predicted with certainty, at this time, management does not expect any such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated financial position or results of operations. However, one or more unfavorable outcomes in any legal action against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect our reputation, even if resolved in our favor.

Item 4.   Mine Safety Disclosures

Not applicable

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "OBK". Our common stock began trading on the Nasdaq Global Select Market on May 9, 2018, and we transferred the listing of our common stock to the New York Stock Exchange on May 22, 2023. Prior to May 9, 2018, there was no public trading market for our common stock.

At February 17, 2026, there were approximately 15,584 holders of record of our common stock as reported by our transfer agent.

We intend to pay quarterly cash dividends on our common stock, subject to approval by our board of directors. Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends, and the amount and timing thereof, will be at the discretion of our board of directors. In determining the amount of any future dividends, our board of directors will take into account our earnings, capital requirements, financial condition and any other relevant factors. The primary source for dividends paid to stockholders are dividends or capital distributions paid to the Company from the Bank. There are regulatory restrictions on the ability of the Bank to pay dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our stock or the amount of any such dividends. See "Item 1. Business - Regulation and Supervision" above and see *Note 18 — Capital and Regulatory Matters* contained in *Part II, Item 8* of this report.

Equity Compensation Plans

See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock to the cumulative total stockholder return for the Nasdaq Composite Index and the Nasdaq OMX ABA Community Bank TR index (collectively the "Indices") for the period beginning on December 31, 2020, through December 31, 2025. Our stock was previously traded on Nasdaq under the symbol "OBNK" and is currently listed on the New York Stock Exchange under the symbol "OBK". The following reflects index values as of close of trading, assumes $100.00 invested on December 31, 2020, in our common stock, and the Indices and assumes the reinvestment of dividends, if any. The historical price of our common stock represented in this graph represents past performance and is not necessarily indicative of future performance.

After careful consideration of industry, average asset size, market capitalization, constituents within the indices, and overall comparability to our compensation peer group, we have determined the most comparable index is represented by the Nasdaq OMX ABA Community Bank TR Index.

Comparison of Cumulative Total Stockholder Return



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Origin Bancorp, Inc.	$ 100.00	$ 156.44	$ 135.63	$ 133.95	$ 127.74	$ 146.71
Nasdaq Composite Index	100.00	121.39	81.21	116.47	149.83	180.33
Nasdaq OMX ABA Community Bank TR Index	100.00	135.01	123.95	121.58	140.11	147.23

Stock Repurchases

In July 2022, the Board of Directors of the Company authorized a stock repurchase program pursuant to which the Company was authorized to purchase up to $50.0 million of its outstanding common stock. The July 2022 repurchase plan expired in July 2025 with the Company having repurchased a total of 136,399 shares of its common stock at an average price per share of $32.13, for an aggregate purchase price of $4.4 million, including broker commissions and applicable excise taxes. All the common stock repurchases executed under the July 2022 repurchase plan were completed during the second quarter of 2025.

In July 2025, the Board of Directors of the Company authorized a stock repurchase program pursuant to which the Company may, from time to time, purchase up to $50.0 million of its outstanding common stock. The shares may be repurchased in the open market or in privately negotiated transactions from time to time, depending upon market conditions and other factors, and in accordance with applicable regulations of the Securities and Exchange Commission. The stock repurchase program is intended to expire in three years but may be terminated or amended by the Board of Directors at any time. The stock repurchase program does not obligate the Company to purchase any shares at any time.

At December 31, 2025, there remained approximately $38.6 million of capacity under the stock repurchase program. The following table summarizes the Company's stock repurchase activity for the year ended December 31, 2025.

(Dollars in thousands, except per share amounts) Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan at the End of the Period[1]
Total first quarter 2025	—	$ —	—	$ —
Total second quarter 2025[2]	136,399	32.13	136,399	45,618
Total third quarter 2025	265,248	35.85	401,647	40,490
October 1 - 31, 2025	—	—	—	—
November 1 - 30, 2025	—	—	—	—
December 1 - 31, 2025	49,358	38.77	451,005	38,576
Total fourth quarter 2025	49,358	38.77	451,005	38,576
Total 2025	451,005	35.05	451,005	38,576

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[1] Includes broker commissions and applicable excise taxes.
[2] Represents shares purchased under the July 2022 stock repurchase program and the approximate remaining dollar value that expired in July 2025.

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, we conduct all of our material business operations through our wholly-owned bank subsidiary, Origin Bank, and the discussion and analysis that follows primarily relates to activities conducted at the Bank level.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in Item 8 of this report. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors." We assume no obligation to update any of these forward-looking statements.

Discussion in this Form 10-K includes results of operations and financial condition for 2025 and 2024 and year-over-year comparisons between 2025 and 2024. For discussion on results of operations and financial condition pertaining to 2024 and 2023 and year-over-year comparisons between 2024 and 2023, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates. Please refer to *Note 1 — Significant Accounting Policies* to our consolidated financial statements contained in Item 8 of this report for a full discussion of our accounting policies, including estimates.

We have identified the following accounting estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those estimates and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of the financial statements are appropriate.

Allowance for Loan Credit Losses. The allowance for loan credit losses ("ALCL") represents the estimated losses for loans accounted for on an amortized cost basis. Expected losses are calculated using relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We evaluate loans held for investment ("LHFI") on a pool basis with pools of loans characterized by loan type, collateral, industry, internal credit risk rating and FICO score. The amount of the ALCL is affected by loan charge-offs, which decrease the allowance, recoveries on loans previously charged off, which increase the allowance, as well as the provision for loan credit losses charged to income, which increases the allowance. In determining the provision for loan credit losses, management monitors fluctuations in the allowance resulting from actual charge-offs and recoveries and periodically reviews the size and composition of the loan portfolio in light of current and forecasted economic conditions. If actual losses exceed the amount of ALCL, it could materially and adversely affect our earnings. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Credit losses are charged against the ALCL when management believes the loss is confirmed.

Loan Acquisition Accounting. We account for our mergers/acquisitions under Accounting Standards Codification ("ASC") Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. The fair value for acquired loans at the time of acquisition or merger is based on a variety of factors, including discounted expected cash flows, adjusted for estimated prepayments and credit losses. In accordance with ASC 326, the fair value adjustment is recorded as premium or discount to the unpaid principal balance of each acquired loan. Loans that have been identified as having experienced a more-than-insignificant deterioration in credit quality since origination is a purchase credit deteriorated ("PCD") loan. The net premium or discount on PCD loans is adjusted by the Company's allowance for credit losses recorded at the time of merger/acquisition. The remaining net premium or discount is accreted or amortized into interest income over the remaining life of the loan using the effective interest rate method. The net premium or discount on loans that are not classified as PCD ("non-PCD"), that includes credit and non-credit components, is accreted or amortized into interest income over the remaining life of the loan using a constant yield method. We then record the necessary allowance for credit losses on the non-PCD loans through provision for loan credit losses expense.

General

We are a financial holding company headquartered in Ruston, Louisiana. Our wholly-owned bank subsidiary, Origin Bank, was founded in 1912 in Choudrant, Louisiana. Deeply rooted in our history is a culture committed to providing personalized, relationship banking to businesses, municipalities, and personal clients to enrich the lives of the people in the communities we serve. We provide a broad range of financial services and currently has more than 56 locations from Dallas/Fort Worth, East Texas, Houston, across North Louisiana, Mississippi, South Alabama and into the Florida Panhandle. In addition, we provide a broad range of insurance agency products and services through our wholly owned insurance agency subsidiary, Forth Insurance, LLC. As a financial holding company operating through one segment, we generate the majority of our revenue from interest earned on loans and investments, service charges and fees on deposit accounts.

We incur interest expense on deposits and other borrowed funds and noninterest expense, such as salaries and employee benefits and occupancy expenses. We analyze our ability to maximize income generated from interest earning assets and expense of our liabilities through our net interest margin. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest income is the difference between interest income on interest-earning assets, such as loans, securities and interest-earning cash, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and stockholders' equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions, as well as developments affecting the real estate, technology, financial services, insurance, transportation and manufacturing sectors within our target markets.

Results of Operations

The year ended December 31, 2025, was impacted by the Tricolor Holdings, LLC borrower fraud, which was first disclosed in our Current Report on Form 8-K filed on September 10, 2025 and discussed in subsequent filings. These items negatively impacted our diluted EPS of $2.40 by $0.77 for the year ended December 31, 2025.

The year ended December 31, 2024, was impacted by certain questioned activity involving a former banker which is explained in detail in the Company's 2024 Form 10-K filed with the SEC. These items negatively impacted our diluted EPS of $2.45 by $0.29 for the year ended December 31, 2024.

Our net income decreased $1.3 million, or 1.7%, to $75.2 million for the year ended December 31, 2025, from $76.5 million for the year ended December 31, 2024. On a diluted EPS basis, we reported $2.40 per share for the year ended December 31, 2025, compared to $2.45 per share for the year ended December 31, 2024.

Comparison of Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

	At and for the Years Ended December 31,					
(Dollars in thousands, except per share amounts)	**2025**		**2024**		**2023**	
Net income	$	75,197	$	76,492	$	83,800
Financial ratios:						
ROAA[1]		0.77 %		0.77 %		0.84 %
ROAE[1]		6.24		6.92		8.38
Capital ratio:						
Book value per common share	$	40.28	$	36.71	$	34.30

_____
[1]   All average balances are calculated using average daily balances.

Net Interest Income and Net Interest Margin

Net interest income for the year ended December 31, 2025, was $331.0 million, an increase of $30.6 million, or 10.2%, compared to the year ended December 31, 2024. The expansion in net interest income was primarily due to a $57.2 million decrease in interest expense, partially offset by a $26.6 million decrease in total interest income during the year ended December 31, 2025, compared to year ended December 31, 2024.

The $57.2 million decrease in interest expense was mainly attributable to a $55.4 million reduction in interest expense on interest-bearing deposits. Lower interest rates contributed $38.8 million of the decrease, while lower average balances contributed $16.6 million. The rate-related decrease was driven primarily by money market deposits and interest-bearing demand deposits, which contributed $22.2 million and $11.2 million, respectively. The average rate on money market deposits declined 67-basis points to 3.39% for the year ended December 31, 2025, from 4.06% for the year ended December 31, 2024. The average rate on interest-bearing demand deposits decreased 59 basis points to 2.81% for the year ended December 31, 2025, from 3.40% for the year ended December 31, 2024. Lower average time deposit balances contributed $28.7 million to the decrease in interest expense, partially offset by a $14.3 million increase in interest expense resulting from higher average money market deposit balances. Average time deposit balances decreased by $577.2 million during the year ended December 31, 2025, when compared to the year ended December 31, 2024, while average money market deposit balances increased by $351.1 million over the same period.

The $26.6 million decrease in interest income was mainly driven by a $39.1 million reduction in interest income on LHFI, partially offset by increases of $8.6 million and $4.1 million in interest income on investment securities and interest-earning balances in banks. Lower average balances and lower interest rates contributed $22.3 million and $16.9 million, respectively, to the total $39.1 million decrease in interest income on LHFI. The $333.2 million decrease in average construction/land/land development loans balances, and the 66-basis point decline in the average yield on construction and industrial loans contributed $23.8 million and $13.2 million to the total decrease in interest income on LHFI. The increase in interest income on investment securities was primarily driven by improved yields resulting from the execution of our bond portfolio optimization strategy during the intervening period, in conjunction with our *Optimize Origin* initiative. The increase in interest income on interest-earning balances due from banks was primarily driven by a $152.1 million increase in average balances which generated a $7.9 million increase in interest income, partially offset by a $3.8 million decrease in interest income due to lower market interest rates.

The Federal Reserve Board sets various benchmark rates, including the federal funds rate, and thereby influences the general market rates of interest, including the loan and deposit rates offered by financial institutions. During 2025, the Federal Reserve reduced the federal funds target rate range three times, by a total of 75 basis points, to a range of 3.50% to 3.75%, bringing the total number of reductions to six for a cumulative decrease of 175 basis points from its recent cycle high set in mid-2023.

The NIM-FTE was 3.61% for the year ended December 31, 2025, a 39-basis point increase from 3.22% for the year ended December 31, 2024. The improvement was mainly driven by an expanding interest rate spread, as the 70-basis-point decline in the average rate on total interest-bearing liabilities exceeded the 18-basis-point decline in the yield on interest-earning assets for the year ended December 31, 2025, compared to the year ended December 31, 2024. The average rate on total interest-bearing liabilities for the year ended December 31, 2025, was 3.18%, compared to 3.88% for the year ended December 31, 2024. The average yield on total interest-earning assets for the year ended December 31, 2025, was 5.83%, compared to 6.01% for the year ended December 31, 2024.

The following table presents average consolidated balance sheet information, interest income, interest expense and the corresponding average yields earned, and rates paid for the year ended December 31, 2025 and 2024.

	Years Ended December 31,								
	2025			**2024**			**2023**		
(Dollars in thousands) **Assets**	**Average Balance**[1]	**Income/ Expense**	**Yield/ Rate**[2]	**Average Balance**[1]	**Income/ Expense**	**Yield/ Rate**[2]	**Average Balance**[1]	**Income/ Expense**	**Yield/ Rate**[2]
Commercial real estate	$2,457,523	$ 143,047	5.82 %	$2,485,800	$ 146,507	5.89 %	$2,404,530	$ 135,117	5.62 %
Construction/land/land development	702,655	48,689	6.93	1,035,871	73,910	7.14	1,015,178	69,630	6.86
Residential real estate	1,969,247	110,770	5.62	1,799,963	98,732	5.49	1,629,589	81,964	5.03
Commercial and industrial	2,013,301	144,825	7.19	2,087,361	163,868	7.85	2,054,081	155,842	7.59
Mortgage warehouse lines of credit	412,030	28,380	6.89	420,665	31,587	7.51	314,079	21,476	6.84
Consumer	21,482	1,574	7.33	22,962	1,819	7.92	24,627	1,918	7.79
LHFI	7,576,238	477,285	6.30	7,852,622	516,423	6.58	7,442,084	465,947	6.26
Loans held for sale	6,114	407	6.66	13,306	858	6.45	18,055	868	4.81
Loans receivable	7,582,352	477,692	6.30	7,865,928	517,281	6.58	7,460,139	466,815	6.26
Investment securities-taxable	993,361	33,526	3.38	1,045,520	26,642	2.55	1,295,871	31,682	2.44
Investment securities-non-taxable	168,353	5,403	3.21	146,815	3,672	2.50	214,232	5,098	2.38
Non-marketable equity securities held in other financial institutions	53,534	2,683	5.01	62,579	2,417	3.86	67,956	3,408	5.01
Interest-earning deposits in banks	432,012	18,659	4.32	279,945	14,573	5.21	318,559	16,388	5.14
Total interest-earning assets	9,229,612	537,963	5.83	9,400,787	564,585	6.01	9,356,757	523,391	5.59
Noninterest-earning assets	540,655			557,803			584,263		
Total assets	$9,770,267			$9,958,590			$9,941,020		
Liabilities and Stockholders' Equity									
Liabilities									
Interest-bearing liabilities									
Savings and interest-bearing transaction accounts	$5,504,214	$ 169,451	3.08 %	$5,164,991	$ 191,620	3.71 %	$4,725,929	$ 144,324	3.05 %
Time deposits	867,764	30,016	3.46	1,444,954	63,253	4.38	1,398,734	52,133	3.73
Total interest-bearing deposits	6,371,978	199,467	3.13	6,609,945	254,873	3.86	6,124,663	196,457	3.21
FHLB advances & other borrowings	42,958	1,687	3.93	34,203	1,602	4.68	327,792	17,258	5.26
Subordinated indebtedness	86,310	5,816	6.74	161,232	7,744	4.80	198,856	10,119	5.09
Total interest-bearing liabilities	6,501,246	206,970	3.18	6,805,380	264,219	3.88	6,651,311	223,834	3.37
Noninterest-bearing liabilities									
Noninterest-bearing deposits	1,905,911			1,887,884			2,147,019		
Other liabilities	158,518			159,676			142,786		
Total liabilities	8,565,675			8,852,940			8,941,116		
Stockholders' Equity	1,204,592			1,105,650			999,904		
Total liabilities and stockholders' equity	$9,770,267			$9,958,590			$9,941,020		
Net interest spread			2.65 %			2.13 %			2.22 %
Net interest income and margin		$ 330,993	3.59		$ 300,366	3.20		$ 299,557	3.20
Net interest income and margin - (tax equivalent)[3]		$ 332,913	3.61		$ 302,405	3.22		$ 302,132	3.23

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[1] Nonaccrual loans are included in their respective loan category for the purpose of calculating the yield earned. All average balances are daily average balances.

[2] Yields/Rates are calculated on an actual/actual day count basis.

[3] In order to present pre-tax income and resulting yields on tax-exempt investments comparable to those on taxable investments, a tax-equivalent adjustment has been computed. This adjustment also includes income tax credits received on Qualified School Construction Bonds and income from tax-exempt investments, and tax credits were computed using a federal income tax rate of 21%.

Rate/Volume Analysis

The following tables present the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to changes in interest rates. The change in interest attributable to rate changes has been determined by applying the change in rate between periods to average balances outstanding in the earlier period. The change in interest due to volume has been determined by applying the rate from the earlier period to the change in average balances outstanding between periods. For purposes of the below table, changes attributable to both rate and volume that cannot be segregated, including the difference in day count, have been allocated to rate.

	Year Ended December 31, 2025 vs. Year Ended December 31, 2024		
(Dollars in thousands) Interest-earning assets	Increase (Decrease) due to Change in		
Loans:	**Volume**	**Yield/Rate**	**Total Change**
Commercial real estate	$ (1,667)	$ (1,793)	$ (3,460)
Construction/land/land development	(23,775)	(1,446)	(25,221)
Residential real estate	9,759	2,279	12,038
Commercial and industrial	(5,814)	(13,229)	(19,043)
Mortgage warehouse lines of credit	(648)	(2,559)	(3,207)
Consumer	(117)	(128)	(245)
Loans held for sale	(464)	13	(451)
Loans receivable	(22,726)	(16,863)	(39,589)
Investment securities-taxable	(1,329)	8,213	6,884
Investment securities-non-taxable	539	1,192	1,731
Non-marketable equity securities held in other financial institutions	(349)	615	266
Interest-earning deposits in banks	7,916	(3,830)	4,086
Total interest-earning assets	(15,949)	(10,673)	(26,622)
Interest-bearing liabilities			
Savings and interest-bearing transaction accounts	12,099	(34,268)	(22,169)
Time deposits	(28,675)	(4,562)	(33,237)
FHLB advances & other borrowings	410	(325)	85
Subordinated indebtedness	(3,599)	1,671	(1,928)
Total interest-bearing liabilities	(19,765)	(37,484)	(57,249)
Net interest income	$ 3,816	$ 26,811	$ 30,627

56

(Dollars in thousands) Interest-earning assets	Year Ended December 31, 2024 vs. Year Ended December 31, 2023		
	Increase (Decrease) due to Change in		
Loans:	Volume	Yield/Rate	Total Change
Commercial real estate	$ 4,567	$ 6,823	$ 11,390
Construction/land/land development	1,419	2,861	4,280
Residential real estate	8,569	8,199	16,768
Commercial and industrial	2,525	5,501	8,026
Mortgage warehouse lines of credit	7,288	2,823	10,111
Consumer	(130)	31	(99)
Loans held for sale	(228)	218	(10)
Loans receivable	24,010	26,456	50,466
Investment securities-taxable	(6,121)	1,081	(5,040)
Investment securities-non-taxable	(1,604)	178	(1,426)
Non-marketable equity securities held in other financial institutions	(270)	(721)	(991)
Interest-earning deposits in banks	(1,986)	171	(1,815)
Total interest-earning assets	14,029	27,165	41,194
Interest-bearing liabilities			
Savings and interest-bearing transaction accounts	13,408	33,888	47,296
Time deposits	1,723	9,397	11,120
FHLB advances & other borrowings	(15,457)	(199)	(15,656)
Subordinated indebtedness	(1,915)	(460)	(2,375)
Total interest-bearing liabilities	(2,241)	42,626	40,385
Net interest income	$ 16,270	$ (15,461)	$ 809

Provision for Credit Losses

We recorded a provision expense of $46.3 million for the year ended December 31, 2025, a $38.8 million increase from $7.4 million for the year ended December 31, 2024, primarily driven by a $36.6 million increase in the provision for loan credit losses. The increase was primarily related to the borrower fraud impacting the Tricolor Holdings, LLC loan relationship which drove a $29.6 million increase in the total provision, consisting of a $29.3 million provision for loan credit losses and a $338,000 provision for off-balance sheet commitments, during the year ended December 31, 2025.

Net charge-offs increased $25.1 million, to $39.6 million for the year ended December 31, 2025, from $14.5 million for the year ended December 31, 2024. The increase was largely reflecting net charge-offs of $29.5 million during the year ended December 31, 2025, related to borrower fraud impacting the Tricolor Holdings, LLC loan relationship discussed above. Our net charge-offs, exclusive of this event, would have been $10.1 million for the year ended December 31, 2025, representing a $4.4 million decrease from the year ended December 31, 2024, primarily resulting from charge-offs on one commercial and industrial loan relationship totaling $6.0 million during the prior year. Net charge-offs to total average LHFI increased to 0.52% for the year ended December 31, 2025, from 0.18% for the year ended December 31, 2024, primarily due to higher net charge-offs during the year ended December 31, 2025.

Noninterest Income

The table below presents the various components of and changes in our noninterest income for the periods indicated.

(Dollars in thousands)	Years Ended December 31,			2025 vs. 2024		2024 vs. 2023	
Noninterest income:	2025	2024	2023	$ Change	% Change	$ Change	% Change
Insurance commission and fee income	$ 27,117	$ 26,759	$ 25,085	$ 358	1.3 %	$ 1,674	6.7 %
Service charges and fees	19,651	19,015	18,803	636	3.3	212	1.1
Other fee income	9,500	8,917	8,089	583	6.5	828	10.2
Mortgage banking revenue	3,690	6,580	3,356	(2,890)	(43.9)	3,224	96.1
Swap fee income	3,413	323	1,277	3,090	N/M	(954)	(74.7)
Loss on sales of securities, net	(14,448)	(14,799)	(11,635)	351	2.4	(3,164)	27.2
Change in fair value of equity investments	6,972	5,188	10,096	1,784	34.4	(4,908)	(48.6)
Equity method investment (loss) income	(1,192)	519	405	(1,711)	N/M	114	28.1
Other income	5,131	2,877	2,859	2,254	78.3	18	0.6
Total noninterest income	$ 59,834	$ 55,379	$ 58,335	$ 4,455	8.0	$ (2,956)	(5.1)

N/M = Not meaningful.

Noninterest income for the year ended December 31, 2025, increased by $4.5 million, or 8.0%, to $59.8 million, compared to $55.4 million for the year ended December 31, 2024. The increase was primarily due to increases of $3.1 million, $2.3 million and $1.8 million in swap fee income, other income, and change in fair value of equity investments, respectively. These increases were partially offset by decreases of $2.9 million and $1.7 million in mortgage banking revenue and equity method investment (loss) income, respectively.

Swap fee income. The $3.1 million increase in swap fee income during the year ended December 31, 2025, was primarily due to both an attractive interest rate environment which is increasingly conducive to facilitating back-to-back swaps for our customers and an increased focus on the marketing of customer swaps as part of *Optimize Origin*.

Other income. The $2.3 million increase in other income was primarily due to insurance recoveries of $2.6 million during the year ended December 31, 2025, in connection with the previously disclosed questioned banker activity, as explained in detail in *Part I, Item 1, Note 19 - Commitments and Contingencie*s under *Loss Contingencies*.

Change in fair value of equity investments. The $1.8 million increase in the change in fair value of equity investments, was driven by an upward adjustment of $7.0 million for the year ended December 31, 2025, compared to a $5.2 million upward adjustment for the year ended December 31, 2024. During the year ended December 31, 2025, there was an additional investment in Argent Financial which increased our ownership percentage above the threshold required to implement the equity method of accounting. The equity method of accounting requires the asset be recorded at fair value immediately prior to the purchase, and therefore required an adjustment to its basis.

Mortgage banking revenue. The $2.9 million decrease in mortgage banking revenue compared to the year ended December 31, 2024, was primarily due to decreases in most mortgage banking income categories during the year ended December 31, 2025, primarily due to the restructuring of our mortgage banking operations that was done as part of *Optimize Origin*.

Equity method investment (loss) income. The decrease in the equity method investment (loss) income was primarily due to a $3.8 million loss on one limited partnership investment during the year ended December 31, 2025, compared to income of $932,000 recognized on the same investment during the year ended December 31, 2024. The decrease was partially offset by income of $3.2 million from the Argent investment, which was accounted for under the equity method beginning July 1, 2025, following an increase in ownership.

Noninterest Expense

The following table presents the significant components of noninterest expense for the periods indicated:

(Dollars in thousands)	Years Ended December 31,			2025 vs. 2024		2024 vs. 2023	
Noninterest expense:	**2025**	**2024**	**2023**	**$ Change**	**% Change**	**$ Change**	**% Change**
Salaries and employee benefits	$ 150,889	$ 148,823	$ 138,819	$ 2,066	1.4 %	$ 10,004	7.2 %
Occupancy and equipment, net	29,771	27,865	26,783	1,906	6.8	1,082	4.0
Data processing	13,587	13,497	11,590	90	0.7	1,907	16.5
Office and operations	12,736	11,441	10,834	1,295	11.3	607	5.6
Intangible asset amortization	6,611	7,979	9,628	(1,368)	(17.1)	(1,649)	(17.1)
Regulatory assessments	5,534	6,902	6,456	(1,368)	(19.8)	446	6.9
Advertising and marketing	5,561	6,150	5,986	(589)	(9.6)	164	2.7
Professional services	6,633	6,610	5,931	23	0.3	679	11.4
Electronic banking	5,728	5,162	4,712	566	11.0	450	9.6
Loan-related expenses	3,034	3,164	5,035	(130)	(4.1)	(1,871)	(37.2)
Bank share tax expense	2,518	2,897	3,334	(379)	(13.1)	(437)	(13.1)
Other expense	6,300	10,548	6,108	(4,248)	(40.3)	4,440	72.7
Total noninterest expense	$ 248,902	$ 251,038	$ 235,216	$ (2,136)	(0.9)	$ 15,822	6.7

Noninterest expense for the year ended December 31, 2025, decreased by $2.1 million, or 0.9%, to $248.9 million, compared to $251.0 million for the year ended December 31, 2024, primarily due to a $4.2 million decrease in other expense and $1.4 million decreases in both regulatory assessments and intangible asset amortization. These decreases were partially offset by increases of $2.1 million, $1.9 million, and $1.3 million in salaries and employee benefits, occupancy and equipment, net, and office and operations expenses, respectively.

Other noninterest expense. The $4.2 million decrease in other noninterest expense was primarily due to a $4.3 million contingent liability recognized during the year ended December 31, 2024, related to certain questioned activity involving a former banker in our East Texas market, as explained in detail in *Part I, Item 1, Note 19 — Commitments and Contingencies* under *Loss Contingencies*.

Regulatory assessments. The $1.4 million decrease in regulatory assessment expense was primarily driven by our improved risk-based pricing as a result of an adjustment to our loan mix during the year ended December 31, 2025, compared to the year ended December 31, 2024.

Intangible asset amortization. The $1.4 million decrease in intangible asset amortization is primarily due to the accelerated amortization method used to measure the amortization expense of the assets.

Salaries and employee benefits. The $2.1 million increase in salaries and employee benefits expense was primarily driven by increases of $1.8 million and $1.1 million in medical costs and incentive compensation, respectively, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was also attributable to a lower employee retention credit recognized during the year ended December 31, 2025, of $213,000, compared to $1.7 million recognized during the year ended December 31, 2024. These increases were partially offset by a net decrease of $2.7 million in salaries, reflecting a decline in full time equivalent ("FTE") employees, partially offset by annual cost-living adjustments. Our FTE employees declined to 988 at December 31, 2025, from 1,031 at December 31, 2024. Approximately 70 FTE employees were reduced as part of *Optimize Origin*, partially offset by net new hires and attrition during the intervening period.

Occupancy and equipment, net. The $1.9 million increase in occupancy and equipment, net was primarily driven by an increase of $1.4 million in depreciation expense. Of this increase, $832,000 and $597,000 were related to additional depreciation expense associated with the opening or relocation of four banking centers during 2024 and 2025, and additional fixed asset purchases, respectively. In addition, depreciation expense increased by $302,000 due to shortened estimated useful lives of certain leasehold improvements and furniture, fixtures and equipment associated with our branch consolidations during the year ended December 31, 2025, compared to the year ended December 31, 2024, as a part of our *Optimize Origin* initiative.

Office and operations. The $1.3 million increase in office and operations expense was primarily related to a $724,000 increase in check and card fraud.

Income Tax Expense

For the year ended December 31, 2025, we recognized income tax expense of $20.4 million, compared to $20.8 million for the year ended December 31, 2024. Our effective tax rate was 21.4% for both the years ended December 31, 2025 and 2024.

Comparison of Financial Condition at December 31, 2025, and December 31, 2024

General

Total assets increased by $46.0 million, or 0.5%, to $9.72 billion at December 31, 2025, from $9.68 billion on December 31, 2024. The increase in total assets is primarily due to increases of $97.2 million and $48.5 million in LHFI and equity method investments, respectively. LHFI were $7.67 billion at December 31, 2025, an increase of 1.3%, compared to $7.57 billion at December 31, 2024. Equity method investments were $67.5 million at December 31, 2025, an increase of 255.8%, compared to $19.0 million at December 31, 2024. These increases were offset by decreases of $46.0 million and $40.6 million in cash and cash equivalents and non-marketable equity securities held in other financial institutions, respectively. Cash and cash equivalents were $424.2 million at December 31, 2025, a decrease of 9.8%, compared to $470.2 million at December 31, 2024. Non-marketable equity securities held in other financial institutions were $31.1 million at December 31, 2025, a decrease of 56.6%, compared to $71.6 million at December 31, 2024.

Total liabilities decreased by $55.4 million, or 0.6%, to $8.48 billion at December 31, 2025, from $8.53 billion at December 31, 2024. Subordinated indebtedness decreased $143.4 million, or 89.7%, to $16.5 million at December 31, 2025, from $159.9 million at December 31, 2024, as we redeemed eligible subordinated indebtedness as part of *Optimize Origin*. Total deposits increased by $84.1 million, or 1.0%, to $8.31 billion at December 31, 2025, from $8.22 billion at December 31, 2024, primarily due to increases of $351.0 million and $79.2 million in money market and noninterest-bearing deposits, respectively. These increases were partially offset by decreases of $142.8 million, $111.5 million and $80.2 million in interest-bearing demand deposits, time deposits (excluding brokered time deposits) and brokered deposits, respectively.

Loan Portfolio

Our loan portfolio is our largest category of interest-earning assets, and interest income earned on our loan portfolio is our primary source of income. At December 31, 2025, 73.7% of the loan portfolio held for investment was comprised of commercial and industrial loans, including mortgage warehouse lines of credit, commercial real estate and construction/land/ land development loans, which were primarily originated within our existing market areas, compared to 75.2% at December 31, 2024.

The following table presents the ending balance of our loan portfolio held for investment at the dates indicated.

(Dollars in thousands)	December 31, 2025		December 31, 2024		2025 vs. 2024	
Real estate:	Amount	Percent	Amount	Percent	$ Change	% Change
Commercial real estate ("CRE")[1]	$ 2,523,905	32.9 %	$ 2,477,431	32.7 %	$ 46,474	1.9 %
Construction/land/land development	611,220	8.0	864,011	11.4	(252,791)	(29.3)
Residential real estate	1,997,760	26.0	1,857,589	24.5	140,171	7.5
Total real estate	5,132,885	66.9	5,199,031	68.6	(66,146)	(1.3)
Commercial and industrial	1,989,218	25.9	2,002,634	26.5	(13,416)	(0.7)
Mortgage warehouse lines of credit	528,781	6.9	349,081	4.6	179,700	51.5
Consumer	20,033	0.3	22,967	0.3	(2,934)	(12.8)
Total LHFI	$ 7,670,917	100.0 %	$ 7,573,713	100.0 %	$ 97,204	1.3

[1] Includes owner-occupied commercial real estate of $1.00 billion and $975.9 million at December 31, 2025 and 2024, respectively.

At December 31, 2025, total LHFI were $7.67 billion, an increase of $97.2 million, or 1.3%, compared to $7.57 billion at December 31, 2024. The increase was primarily driven by growth of $179.7 million, $140.2 million and $46.5 million in mortgage warehouse lines of credit, residential real estate loans and commercial real estate loans, respectively. This growth was offset by a decline of $252.8 million in construction/land/land development loans. The decrease in construction/land/land development loans was primarily due to the normal reclassification of these loans upon completion, resulting in a change in loan category during the current period compared to December 31, 2024. Total LHFI at December 31, 2025, excluding mortgage warehouse lines of credit, were $7.14 billion, reflecting a decrease of $82.5 million, or 1.1%, compared to December 31, 2024.

A significant portion, 32.9%, of our LHFI portfolio at December 31, 2025, consisted of commercial real estate loans secured by real estate properties. Such loans can involve high principal loan amounts, and the repayment of these loans is dependent, in large part, on a borrower's ongoing business operations or on income generated from the properties that are leased to third parties.

The table below sets forth the commercial real estate loan portfolio, by portfolio industry sector and collateral location as of December 31, 2025.

(Dollars in thousands)	December 31, 2025				
	Texas	**Louisiana**	**Mississippi**	**All Other States**	**Total**
Non-owner-occupied CRE:					
Office building	$ 300,086	$ 24,867	$ 30,959	$ 24,509	$ 380,421
Retail shopping	263,636	29,992	39,248	89,393	422,269
Real estate & construction	179,751	47,305	5,599	17,420	250,075
Healthcare	92,345	41,973	5,584	17,638	157,540
Hotels	9,324	47,316	37,584	8,901	103,125
All other sectors	119,438	10,928	2,060	73,248	205,674
Total non-owner-occupied CRE	964,580	202,381	121,034	231,109	1,519,104
Owner-occupied CRE:					
Real estate & construction	168,606	44,741	9,279	19,179	241,805
Retail shopping	134,739	18,442	2,884	1,750	157,815
Restaurants	47,634	12,048	2,237	5,357	67,276
Healthcare	58,535	20,206	890	—	79,631
Consumer services	47,039	14,995	241	2,952	65,227
Entertainment & recreation	38,481	20,071	9,653	—	68,205
All other sectors	170,522	79,886	23,021	51,413	324,842
Total owner-occupied CRE	665,556	210,389	48,205	80,651	1,004,801
Total commercial real estate loans	$ 1,630,136	$ 412,770	$ 169,239	$ 311,760	$ 2,523,905

Loan Portfolio Maturity Analysis

The table below presents the maturity distribution of our LHFI at December 31, 2025. The table also presents the portion of our loans that have fixed interest rates, rather than interest rates that fluctuate over the life of the loans, based on changes in the interest rate environment.

	December 31, 2025				
(Dollars in thousands)	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
Real estate:					
Commercial real estate	$ 509,408	$ 1,721,797	$ 292,700	$ —	$ 2,523,905
Construction/land/land development	194,282	350,070	63,286	3,582	611,220
Residential real estate	327,298	749,669	52,074	868,719	1,997,760
Total real estate	1,030,988	2,821,536	408,060	872,301	5,132,885
Commercial and industrial	875,247	1,000,348	113,623	—	1,989,218
Mortgage warehouse lines of credit	528,781	—	—	—	528,781
Consumer	8,056	11,549	368	60	20,033
Total LHFI	$ 2,443,072	$ 3,833,433	$ 522,051	$ 872,361	$ 7,670,917
Amounts with fixed rates	$ 610,695	$ 1,830,541	$ 317,258	$ 205,487	$ 2,963,981
Amounts with variable rates	1,832,377	2,002,892	204,793	666,874	4,706,936
Total	$ 2,443,072	$ 3,833,433	$ 522,051	$ 872,361	$ 7,670,917

Nonperforming Assets

Nonperforming assets consist of nonperforming/nonaccrual loans and property acquired through foreclosures or repossession, as well as bank-owned property not in use and listed for sale.

Loans are placed on nonaccrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions, and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans may be placed on nonaccrual status even if the contractual payments are not past due if information becomes available that causes substantial doubt about the borrower’s ability to meet the contractual obligations of the loan. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Past due status is based on the contractual terms of the loan. Interest income on nonaccrual loans may be recognized to the extent cash payments are received, but payments received are usually applied to principal. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. If a loan is determined by management to be uncollectible, regardless of size, the portion of the loan determined to be uncollectible is then charged to the ALCL.

We manage the quality of our lending portfolio in part through a disciplined underwriting policy and through continual monitoring of loan performance and borrowers’ financial condition. There can be no assurance, however, that our loan portfolio will not become subject to losses due to declines in economic conditions or deterioration in the financial condition of our borrowers.

The following table shows our nonperforming loans and nonperforming assets at the dates indicated:

(Dollars in thousands)

Nonperforming LHFI:	December 31, 2025	December 31, 2024
Commercial real estate	$ 13,212	$ 4,974
Construction/land/land development	16,388	18,505
Residential real estate	39,480	36,221
Commercial and industrial	11,919	15,120
Consumer	185	182
Total nonperforming LHFI	81,184	75,002
Other real estate owned:		
Commercial real estate, construction/land/land development	—	1,340
Residential real estate	650	1,261
Former bank premises	—	1,034
Total other real estate owned	650	3,635
Other repossessed assets owned	44	—
Total repossessed assets owned	694	3,635
Total nonperforming assets	$ 81,878	$ 78,637
Total LHFI	$ 7,670,917	$ 7,573,713
Ratio of nonperforming LHFI to total LHFI	1.06 %	0.99 %
Ratio of nonperforming assets to total assets	0.84	0.81

As explained in detail in *Part I, Note 19 — Commitments and Contingencies* under *Loss Contingencies,* and as discussed in previous filings, our classified and nonperforming LHFI were negatively impacted beginning in the second quarter of 2024 as a result of certain questioned activity involving a former banker in our East Texas market. We continue to work toward a resolution in this matter.

Nonperforming LHFI increased $6.2 million at December 31, 2025, compared to December 31, 2024, and nonperforming LHFI to LHFI increased to 1.06% compared to 0.99%. The increase in nonperforming loans primarily resulted from seven loan relationships totaling $20.9 million placed on non-performing status during the year ended December 31, 2025, partially offset by reductions totaling $11.0 million through pay-off, pay-down or charge-off activities during the intervening period. Please see *Note 5 — Loans* to our consolidated financial statements contained in *Part II, Item 8* of this report for more information on nonperforming loans.

Potential Problem Loans

From a credit risk standpoint, we classify loans using risk grades which fall into one of five categories: pass, special mention, substandard, doubtful or loss. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings on loans and adjust them to reflect the degree of risk and loss that is felt to be inherent or expected in each loan. The methodology is structured so that reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss). Loans rated special mention reflect borrowers who exhibit credit weaknesses or downward trends deserving close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the bank's credit position at some future date. While potentially weak these borrowers currently do not pose sufficient risk to warrant adverse classification. Loans rated substandard are those borrowers with deteriorating trends and well-defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower might be in jeopardy.

Loans rated as doubtful have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable, and there is a high probability of loss based on currently existing facts, conditions and values. Loans classified as loss are charged-off and we have low expectations for the recovery of any payments in respect to loans rated as loss. Information regarding the internal risk ratings of our loans at December 31, 2025, is included in *Note 5 — Loans* to our consolidated financial statements contained in *Part II, Item 8* of this report.

Allowance for Loan Credit Losses

The ALCL represents the estimated losses for loans accounted for on an amortized cost basis. Expected losses are calculated using relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We evaluate LHFI on a pool basis with pools of loans characterized by loan type, collateral, industry, internal credit risk rating and FICO score. We applied a probability of default, loss given default loss methodology to the loan pools at December 31, 2025. Historical loss rates for each pool are calculated based on charge-off and recovery data beginning with the second quarter of 2012. These loss rates are adjusted for the effects of certain economic variables forecast over a one-year period, particularly for differences between current period conditions and the conditions existing during the historical loss period. Subsequent to the forecast effects, historical loss rates are used to estimate losses over the estimated remaining lives of the loans. The estimated remaining lives consist of the contractual lives, adjusted for estimated prepayments. Loans that exhibit characteristics different from their pool characteristics are evaluated on an individual basis. Certain of these loans are considered to be collateral dependent, with the borrower experiencing financial difficulty. For these loans, the fair value of collateral practical expedient is elected whereby the allowance is calculated as the amount by which the amortized cost exceeds the fair value of collateral, less costs to sell (if applicable). Those individual loans that are not collateral dependent are evaluated based on a discounted cash flow methodology.

The amount of the ALCL is affected by loan charge-offs, which decrease the allowance, recoveries on loans previously charged off, which increase the allowance, as well as the provision for loan credit losses charged to income, which increases the allowance. In determining the provision for loan credit losses, management monitors fluctuations in the allowance resulting from actual charge-offs and recoveries and periodically reviews the size and composition of the loan portfolio in light of current and forecasted economic conditions. If actual losses exceed the amount of the ALCL, it would materially and adversely affect our earnings.

Acquisition Accounting and Acquired Loans. We account for our mergers/acquisitions under Financial Accounting Standards Board ("FASB") *ASC Topic 805, Business Combinations*, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. In accordance with ASC 326, we record a discount or premium, and also an allowance for credit losses on acquired loans. All purchased loans are recorded at fair value in accordance with the fair value methodology prescribed in FASB *ASC Topic 820, Fair Value Measurements*. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Purchased loans that have experienced more than insignificant credit deterioration since origination are purchased credit deteriorated ("PCD") loans. We evaluate acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) nonaccrual status; (2) borrowers are experiencing financial difficulty which results in modification to the loan terms; (3) risk ratings of special mention, substandard or doubtful; (4) watchlist credits; and (5) delinquency status, including loans that are current on merger/acquisition date, but had previously been 60 days delinquent twice. We held approximately $5.4 million and $12.3 million of unpaid principal balance PCD loans at December 31, 2025 and December 31, 2024, respectively.

An ALCL is determined using the same methodology as other individually evaluated loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the ALCL are recorded through the provision for credit losses.

As a general rule, when it becomes evident that the full principal and accrued interest of a loan may not be collected, or at 90 days past due, we will reflect that loan as nonperforming. It will remain nonperforming until it performs in a manner that it is reasonable to expect that we will collect principal and accrued interest in full. When the amount or likelihood of a loss on a loan has been confirmed, a charge-off will be taken in the period it is determined.

We establish general allocations for each major loan category and credit quality. The general allocation is based, in part, on historical charge-off experience and loss given default methodology, derived from our internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data. We give consideration to trends, changes in loan mix, delinquencies, prior losses, reasonable and supportable forecasts and other related information.

In connection with the review of our loan portfolio, we consider risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

- for commercial real estate loans, the debt service coverage ratio, operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

- for construction, land and land development loans, the perceived feasibility of the project, including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio;

- for residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral;

- for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and

- for mortgage warehouse loans, the borrower's adherence to agency or investor underwriting guidelines, while the risk associated with the underlying consumer mortgage loan repayments, similar to other consumer loans, depends on the borrower's financial stability and are more likely than commercial loans to be adversely affected by divorce, job loss, illness and other personal hardships.

The following table presents the allowance for credit loss by loan category:

| (Dollars in thousands) | December 31, | | | |
| | 2025 | | 2024 | |
Loans secured by real estate:	Amount	%[1]	Amount	%[1]
Commercial real estate	$ 18,929	32.9 %	$ 16,546	32.7 %
Construction/land/land development	7,219	8.0	7,398	11.4
Residential real estate	14,488	26.0	12,454	24.5
Commercial and industrial	54,496	25.9	53,449	26.5
Mortgage warehouse lines of credit	913	6.9	501	4.6
Consumer	737	0.3	712	0.3
Total	$ 96,782	100.0 %	$ 91,060	100.0 %

---

[1]   Represents the ratio of each loan type to total LHFI.

The following table presents an analysis of the ALCL and other related data at the periods indicated.

| (Dollars in thousands) | Years Ended December 31, | |
ALCL	2025	2024
Balance at beginning of year	$ 91,060	$ 96,868
Provision for loan credit losses	45,303	8,680
Charge-offs:		
Commercial real estate	728	480
Residential real estate	489	11
Commercial and industrial	43,691	22,787
Consumer	174	362
Total charge-offs	45,082	23,640
Recoveries:		
Commercial real estate	18	530
Residential real estate	60	16
Commercial and industrial	5,392	8,583
Consumer	31	23
Total recoveries	5,501	9,152
Net charge-offs	39,581	14,488
Balance at end of year	$ 96,782	$ 91,060
Ratio of ALCL to:		
Nonperforming LHFI	119.21 %	121.41 %
LHFI	1.26	1.20
Net charge-offs as a percentage of:		
Provision for loan credit losses	87.37	166.91
ALCL	40.90	15.91
Average LHFI	0.52	0.18

Our ALCL increased by $5.7 million, or 6.3%, to $96.8 million at December 31, 2025, from $91.1 million at December 31, 2024. The increase consisted of $3.1 million in higher reserves on individually evaluated loans and $2.6 million in the collective reserves based on updated credit data and risks embedded in our portfolio. The ALCL to nonperforming LHFI decreased to 119.21% at December 31, 2025, compared to 121.41% at December 31, 2024, primarily driven by a $6.2 million increase in nonperforming LHFI as explained in the preceding *Nonperforming Assets* section, during the year ended December 31, 2025.

Securities

Our securities portfolio is the second largest component of earning assets and provides a significant source of revenue. We use the securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk and meet collateral as well as regulatory capital requirements. We manage the securities portfolio to optimize returns while maintaining an appropriate level of risk. Securities within the portfolio are classified as either held-to-maturity, available-for-sale or at fair value through income, based on the intent and objective of the investment and the ability to hold to maturity. Unrealized gains and losses arising in the available for sale portfolio as a result of changes in the fair value of the securities are reported on an after-tax basis as a component of accumulated other comprehensive (loss) income in stockholders' equity while securities classified as held to maturity are carried at amortized cost. For further discussion of the valuation components and classification of investment securities, see *Note 1 — Significant Accounting Policies* to our consolidated financial statements contained in *Part II, Item 8* of this report.

Our securities portfolio totaled $1.13 billion at December 31, 2025, representing an increase of $13.8 million, or 1.2%, from $1.12 billion at December 31, 2024. The increase was primarily due to purchases and a decrease in unrealized losses during the year ended December 31, 2025, which was partially offset by sales, maturities and calls, as well as normal principal paydowns. During the second quarter of 2025 and the fourth quarter of 2024, we executed bond portfolio optimization strategies aimed at enhancing long-term yields and improving overall portfolio performance. During the second quarter of 2025, we replaced securities with a total book value of $215.8 million and a weighted average yield of 2.60% with new securities totaling $201.8 million with a weighted average yield of 5.23%, realizing a loss of $14.4 million. As part of the strategy, we also entered into interest rate swaps designated as fair value hedges on certain purchased securities to reduce potential volatility in their fair values resulting from changes in market interest rates. During the fourth quarter of 2024, we replaced securities with a total book value of $188.2 million and a weighted average yield of 1.51% with new securities totaling $173.7 million with a weighted average yield of 5.22%, realizing a loss of $14.6 million.

Our available for sale portfolio totaled $1.12 billion at December 31, 2025, which represented 98.5% of our total security portfolio and is comprised of 42.0% mortgage-backed, 26.4% municipal, 26.3% collateralized mortgage obligations, 5.0% corporate and 0.3% treasury/agency securities. Our available for sale portfolio totaled $1.10 billion at December 31, 2024, which represented 98.4% of our total security portfolio, and was comprised of 53.0% mortgage-backed, 23.2% municipal, 15.4% collateralized mortgage obligations, 7.1% corporate and 1.3% treasury/agency securities.

The securities portfolio had a weighted average effective duration of 4.15 years at December 31, 2025, compared to 4.46 years at December 31, 2024. For additional information regarding our securities portfolio, please see *Note 3 — Securities* to our consolidated financial statements contained in *Part II, Item 8* of this report.

The following table sets forth the composition of our securities portfolio at the dates indicated.

	December 31,				
(Dollars in thousands)	**2025**			**2024**	
Available for sale:	**Carrying Amount**	**% of Total**		**Carrying Amount**	**% of Total**
State and municipal securities	$ 294,884	26.4 %	$	255,976	23.2 %
Corporate bonds	55,704	5.0		78,236	7.1
U.S. treasury and government agency securities	3,140	0.3		13,805	1.3
Commercial mortgage-backed securities	15,286	1.4		44,284	4.0
Residential mortgage-backed securities	454,485	40.6		540,834	49.0
Commercial collateralized mortgage obligations	82,793	7.4		28,566	2.6
Residential collateralized mortgage obligations	210,884	18.9		140,827	12.8
Total	$ 1,117,176	100.0 %	$	1,102,528	100.0 %
Held to maturity:					
State and municipal securities, net of allowance	$ 10,559		$	11,095	
Securities carried at fair value through income:					
State and municipal securities	$ 6,215		$	6,512	

The following table presents the fair value of securities available for sale and amortized cost of securities held to maturity and their corresponding yields at December 31, 2025. The securities are grouped by contractual maturity and use amortized cost for all yield calculations. Mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, which do not have contractual payments due at a single maturity date, are shown at the date the last underlying mortgage matures.

| (Dollars in thousands) | December 31, 2025 | | | | | | | | | |
| | Within One Year | | After One Year but Within Five Years | | After Five Years but Within Ten Years | | After Ten Years | | Total | |
Available for sale:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
State and municipal securities [1][2]	$ 8,592	1.45 %	$ 20,596	2.34 %	$118,106	2.34 %	$ 147,590	3.09 %	$ 294,884	2.69 %
Corporate bonds	—	—	20,670	6.84	33,527	4.92	1,507	6.30	55,704	5.67
U.S. treasury and government agency securities	—	—	50	6.93	—	—	3,090	1.45	3,140	1.54
Commercial mortgage-backed securities	—	—	5,682	1.42	9,604	2.30	—	—	15,286	1.97
Residential mortgage-backed securities	14	2.36	—	—	17,278	3.16	437,193	3.15	454,485	3.15
Commercial collateralized mortgage obligations	—	—	6,324	4.59	17,568	3.32	58,901	5.50	82,793	4.97
Residential collateralized mortgage obligations	—	—	—	—	15,253	3.85	195,631	3.51	210,884	3.53
Total securities available for sale	$ 8,606	1.46	$ 53,322	4.26	$211,336	3.00	$ 843,912	3.39	$ 1,117,176	3.34
Held to maturity:										
State and municipal securities [1]	—	—	5,143	5.61	5,457	2.50	—	—	10,600	4.01
Securities carried at fair value through income:										
State and municipal securities [1]	—	—	—	—	—	—	6,215	4.54	6,215	4.54
Total	$ 8,606	1.46	$ 58,465	4.38	$216,793	2.99	$ 850,127	3.40	$ 1,133,991	3.35

[1] Tax-exempt security yields are calculated without consideration of their tax benefit status.
[2] Yields are calculated without consideration of the impact of certain interest rate swaps designated as fair value hedges.

The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay outstanding amounts. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different from the stated contractual maturity. During a period of decreasing interest rates, fixed rate mortgage-backed securities tend to experience higher prepayments of principal, which can significantly shorten the estimated average life of these securities. As interest rates continue to fall, prepayments activity may increase further, thereby accelerating the reduction in the estimated average life of these securities.

All of our mortgage-backed securities and collateralized mortgage obligations are issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored entities. Other than securities issued by government agencies or government sponsored enterprises, we did not own securities of any one issuer for which aggregate cost exceeded 10.0% of our consolidated stockholders' equity at December 31, 2025 or 2024. Additionally, we do not hold any Fannie Mae or Freddie Mac preferred stock, collateralized debt obligations, structured investment vehicles or second lien elements in the investment portfolio, nor does the investment portfolio contain any securities that are directly backed by subprime or Alt-A mortgages.

Securities Carried at Fair Value through Income

At December 31, 2025 and 2024, we held one fixed rate community investment bond of $6.2 million and $6.5 million, respectively. We elected the fair value option on this security to offset corresponding changes in the fair value of related interest rate swap agreements.

Equity Method Investments

On July 1, 2025, the Company purchased additional shares of the common stock of Argent Financial Group, Inc., increasing its ownership to an amount in excess of 20% of the outstanding shares of common stock. Because the Company's ownership position exceeded 20% of outstanding shares of Argent's common stock, the Company began applying the equity method for this investment. This purchase was the primary reason our equity method investments increased $48.5 million, or 255.8%, to $67.5 million at December 31, 2025, compared to $19.0 million at December 31, 2024. The implementation of the equity method of accounting resulted in a change in presentation to the underlying asset from non-marketable equity securities held in other financial institutions to equity method investments. As a result, non-marketable equity securities held in other financial institutions declined $40.6 million, or 56.6%, to $31.1 million at December 31, 2025, compared to $71.6 million at December 31, 2024.

Deposits

Deposits are the primary funding source used to fund our loans, investments and operating needs. We offer a variety of products designed to attract and retain both consumer and commercial deposit customers. These products consist of noninterest and interest-bearing checking accounts, savings deposits, money market accounts and time deposits. Deposits are primarily gathered from individuals, partnerships and corporations in our market areas. We also obtain deposits from local municipalities and state agencies.

Total deposits increased $84.1 million, or 1.0%, at December 31, 2025, compared to December 31, 2024, with increases of $351.0 million and $79.2 million in money market and noninterest-bearing demand, respectively, offset by decreases of $142.8 million, $111.5 million, $80.2 million and $11.5 million in interest-bearing demand, time deposits, brokered deposits and savings, respectively. The increase in deposits supported loan growth and redemptions in outstanding subordinated indebtedness during the year, reflecting continued balance sheet optimization.

The following table presents our deposit mix at the dates indicated:

	December 31, 2025		December 31, 2024			
(Dollars in thousands)	Balance	% of Total	Balance	% of Total	$ Change	% Change
Noninterest-bearing demand	$ 1,979,875	23.8 %	$ 1,900,651	23.1 %	$ 79,224	4.2 %
Money market	3,281,708	39.5	2,930,710	35.6	350,998	12.0
Interest-bearing demand	1,917,658	23.1	2,060,463	25.1	(142,805)	(6.9)
Time deposits	829,452	10.0	941,000	11.4	(111,548)	(11.9)
Brokered deposits[1]	—	—	80,226	1.0	(80,226)	(100.0)
Savings	298,554	3.6	310,070	3.8	(11,516)	(3.7)
Total deposits	$ 8,307,247	100.0 %	$ 8,223,120	100.0 %	$ 84,127	1.0

_____

(1) At December 31, 2024, brokered deposits included brokered time deposits and brokered interest-bearing demand of $80.0 million and $236,000, respectively.

We manage our interest expense on deposits through specific deposit product pricing that is based on competitive pricing, economic conditions and current and anticipated funding needs. We may use interest rates as a mechanism to attract or deter additional deposits based on our anticipated funding needs and liquidity position. We also consider potential interest rate risk caused by extended maturities of time deposits when setting the interest rates in periods of future economic uncertainty.

The following table reflects the classification of our average deposits, and the average rate paid on each deposit category for the periods indicated:

| | **Years Ended December 31,** | | | | | | | | |
| | **2025** | | | **2024** | | | **2023** | | |
(Dollars in thousands)	**Average Balance**	**Interest Expense**	**Average Rate Paid**	**Average Balance**	**Interest Expense**	**Average Rate Paid**	**Average Balance**	**Interest Expense**	**Average Rate Paid**
Interest-bearing demand	$1,895,536	$ 53,185	2.81 %	$1,863,361	$ 63,291	3.40 %	$1,788,423	$ 50,033	2.80 %
Money market	3,293,749	111,550	3.39	2,942,691	119,533	4.06	2,646,447	91,685	3.46
Time deposits	842,875	28,771	3.41	1,004,934	39,634	3.94	928,694	27,892	3.00
Brokered deposits[1]	24,889	1,245	5.00	509,434	27,321	5.36	470,040	24,241	5.16
Savings	314,929	4,716	1.50	289,525	5,094	1.76	291,059	2,606	0.90
Total interest-bearing	6,371,978	199,467	3.13	6,609,945	254,873	3.86	6,124,663	196,457	3.21
Noninterest-bearing demand	1,905,911	—		1,887,884	—		2,147,019	—	
Total average deposits	$8,277,889	$199,467	2.41	$8,497,829	$254,873	3.00	$8,271,682	$196,457	2.38

[1] Average brokered deposits include average brokered time deposits of $24.9 million, for the year ended December 31, 2025. Average brokered deposits include average brokered time deposits and average brokered interest-bearing demand of $440.0 million and $69.4 million, respectively, for the year ended December 31, 2024.

Our average deposit balances were $8.28 billion for the year ended December 31, 2025, a decrease of $219.9 million, or 2.6%, from $8.50 billion for the year ended December 31, 2024. The average rate paid on our interest-bearing deposits for the year ended December 31, 2025, was 3.13%, compared to 3.86% for the year ended December 31, 2024.

The decrease in the average cost of our deposits was primarily the result of the recent FRB cuts in the federal funds target rate range beginning in late 2024 and continuing through 2025. The FRB reduced the federal funds target rate range six times, by a total of 175 basis points from its recent cycle high set in mid-2023 of 5.25% to 5.50% to 3.50% to 3.75%.

Average noninterest-bearing deposits were $1.91 billion for the year ended December 31, 2025, an increase of $18.0 million, or 1.0%, from $1.89 billion for the year ended December 31, 2024, and represented 23.0% and 22.2% of average total deposits for the year ended December 31, 2025 and 2024, respectively.

The amount of deposits in excess of the FDIC insurance limit at December 31, 2025 and 2024 was $3.93 billion and $3.66 billion, respectively, including $860.0 million and $862.9 million in public fund deposits collateralized by pledged assets, respectively.

The following table presents the maturity distribution of our time deposits:

(Dollars in thousands) Remaining maturity:	**U.S. Time Deposits in Excess of the FDIC Insurance Limit**	**Total Time & Brokered Time Deposits**
3 months or less	$ 83,338	$ 324,871
Over 3 through 6 months	94,901	340,775
Over 6 through 12 months	59,370	127,936
Over 12 months	4,413	35,870
	$ 242,022	$ 829,452

Borrowings

Borrowed funds are summarized as follows:

(Dollars in thousands)	December 31,			
	2025		**2024**	
Long-term FHLB advances	$	5,913	$	6,198
Overnight repurchase agreements with depositors		13,137		6,262
Total FHLB advances and other borrowings	$	19,050	$	12,460
Subordinated indebtedness, net	$	16,544	$	159,943

Our long-term debt consists of advances from the FHLB with original maturities greater than one year and the subordinated indebtedness captioned and described below. Interest rates for FHLB long-term advances outstanding at December 31, 2025 and 2024, ranged from 1.99% to 4.57% and were subject to restrictions or penalties in the event of prepayment.

Overnight repurchase agreements with depositors consist of obligations of ours to depositors and mature on a daily basis. These obligations to depositors carried a daily average interest rate of 1.67% and 2.62% for the years ended December 31, 2025, and 2024, respectively.

At December 31, 2025, we held 44 unfunded letters of credit from the FHLB totaling $598.3 million with expiration dates ranging from January 2, 2026, to September 22, 2027. These letters of credit either support pledges for our public fund deposits or confirm letters of credit we have issued to support our customers' businesses. Security for all indebtedness and outstanding commitments to the FHLB consists of a blanket floating lien on all of our first mortgage loans, commercial real estate and other real estate loans, as well as our investment in capital stock of the FHLB and deposit accounts at the FHLB. The net amounts available under our borrowing capacity from the FHLB at December 31, 2025 and 2024, were $2.39 billion and $2.15 billion, respectively.

Additionally, at December 31, 2025 and 2024, we had the ability to borrow $1.25 billion and $1.33 billion from the discount window at the Federal Reserve Bank of Dallas ("FRBD"), with $1.41 billion and $1.57 billion in commercial and industrial loans pledged as collateral, respectively. There were no borrowings against this line at either December 31, 2025 or 2024.

Subordinated Indebtedness

At December 31, 2023, the Company had $34.7 million in subordinated promissory notes that were assumed in the merger with BTH ("BTH Notes") with origination dates ranging from June 2015 to June 2021. After the five-year anniversary of issuance, the Company had the right to redeem the BTH Notes, in part or in full, at the Company's discretion and, if applicable, subject to receipt of any required regulatory approvals. Primarily due to the declining Tier 2 capital contribution of the BTH Notes, the Company elected to redeem all but $1.1 million of the BTH Notes during the year ended December 31, 2024, and redeemed the remaining balance of $1.1 million during the year ended December 31, 2025.

In February 2020, Origin Bank completed an offering of $70.0 million in aggregate principal amount of 4.25% fixed-to-floating rate subordinated notes due 2030 (the "4.25% Notes") to certain investors in a transaction exempt from registration under Section 3(a)(2) of the Securities Act of 1933, as amended. The 4.25% Notes bore interest at a fixed annual rate of 4.25%, payable semi-annually in arrears, to but excluding February 15, 2025. From and including February 15, 2025, to but excluding the maturity date or early redemption date, the interest rate would equal the three-month LIBOR rate plus 282 basis points, payable quarterly in arrears. On June 30, 2023, in conjunction with the customary fallback provision upon the discontinuation of LIBOR, the rate for the floating rate periods from and including February 15, 2025, on these notes transitioned to the three-month term SOFR plus 308 basis points. Origin Bank elected to redeem the 4.25% Notes on February 15, 2025, as permitted under the terms of the 4.25% Notes.

In October 2020, the Company completed of an offering of $80.0 million in aggregate principal amount of 4.50% fixed-to-floating rate subordinated notes due 2030 (the "4.50% Notes"). The 4.50% Notes bore a fixed interest rate of 4.50%, payable semi-annually in arrears, to but excluding November 1, 2025. From and including November 1, 2025, to but excluding the maturity date or earlier redemption date, the 4.50% Notes bore a floating interest rate expected to equal the three-month term Secured Overnight Financing Rate plus 432 basis points, payable quarterly in arrears. During the years ended December 31, 2025, 2024 and 2023, and with the approval of the Board of Governors of the Federal Reserve System, the Company redeemed or repurchased $74.0 million, $1.0 million and $5.0 million, respectively, of the 4.50% Notes, leaving no 4.50% Notes outstanding as of December 31, 2025.

For information regarding our junior subordinated indebtedness underlying the issuance of trust preferred securities, please see *Note 12 — Borrowings* in the notes to our consolidated financial statements contained in *Part II, Item 8* of this report.

Liquidity and Capital Resources

Management oversees our liquidity position to ensure adequate cash and liquid assets are available to support our operations and satisfy current and future financial obligations, including demand for loan funding and deposit withdrawals. Management continually monitors, forecasts and tests our liquidity and non-core dependency ratios to ensure compliance with targets established by our Asset-Liability Management Committee and approved by our board of directors.

The Company, which is a separate legal entity apart from the Bank, must provide for its own liquidity, including the funding of the payment of any dividends that may be declared for our common stockholders and interest and principal on any outstanding indebtedness or trust preferred securities incurred by the Company. The available cash balances as noted in the table below are available for the general corporate purposes described above, as well as providing capital support to the Bank.

Management measures our liquidity position by giving consideration to both on-balance sheet and off-balance sheet sources of, and demands for, funds on a daily and weekly basis. The table below shows the liquidity measures for the Company at the dates indicated:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Available cash balances at the holding company (unconsolidated)	$ 32,731	$ 47,876
Cash and liquid securities as a percentage of total assets	8.4 %	10.6 %

There are regulatory restrictions on the ability of the Bank to pay dividends under federal and state laws, regulations and policies. See *Item 1. Business - Regulation and Supervision* above for more information.

Currently, we believe we have sufficient liquidity from our available on- and off-balance sheet liquidity sources, however, should market conditions change, we may take action to enhance our financial flexibility.

In addition to cash generated from operations, we utilize a number of funding sources to manage our liquidity, including core deposits, investment securities, cash and cash equivalents, loan repayments, federal funds lines of credit available from other financial institutions, as well as advances from the FHLB. We may also use the Federal Reserve discount window as a source of short-term funding.

Core deposits, which are total deposits excluding time deposits greater than $250,000, brokered, and Certificate of Deposit Account Registry Service deposits, are a major source of funds used to meet cash flow needs. Maintaining the ability to acquire these funds as needed in a variety of markets is the key to assuring our liquidity.

The investment portfolio is another source for meeting our liquidity needs. Monthly payments on mortgage-backed securities are used for short-term liquidity, and our investments are generally traded in active markets that offer a readily available source of cash through sales, if needed. Securities in our investment portfolio are also used to secure certain deposit types, such as deposits from state and local municipalities, and can be pledged as collateral for other borrowing sources.

Other sources available for meeting liquidity needs include long- and short-term advances from the FHLB, and unsecured federal funds lines of credit. Long-term funds obtained from the FHLB are primarily used as an alternative source to fund long-term growth of the balance sheet by supporting growth in loans and other long-term interest-earning assets. We typically rely on such funding when the cost of such borrowings compares favorably to the rates that we would be required to pay for other funding sources, including certain deposits. See *Note 12 — Borrowings* to our consolidated financial statements contained in *Part II, Item 8* of this report for additional borrowing capacity and outstanding advances at the FHLB.

We also had unsecured federal funds lines of credit available to us, with no amounts outstanding at either December 31, 2025 or 2024. These lines of credit primarily provide short-term liquidity and, in order to ensure the availability of these funds, we test these lines of credit at least annually. Interest is charged at the prevailing market rate on federal funds purchased and FHLB advances.

Additionally, we had the ability to borrow at the Federal Reserve discount window using our commercial and industrial loans as collateral. There were no borrowings against this line at December 31, 2025.

In the normal course of business as a financial services provider, we enter into various financial instruments, such as certain contractual obligations and commitments to extend credit and letters of credit, to meet the financing needs of our customers. These commitments are discussed in more detail in *Note 19 — Commitments and Contingencies* to our consolidated financial statements contained in *Part II, Item 8* of this report.

Stockholders' Equity

Stockholders' equity provides a source of permanent funding, allows for future growth and provides a degree of protection to withstand unforeseen adverse developments. Changes in stockholders' equity is reflected below:

(Dollars in thousands)	Total Stockholders' Equity
Balance at January 1, 2025	$ 1,145,245
Net income	75,197
Other comprehensive income, net of tax	51,888
Dividends declared - common stock ($0.60 per share)	(19,049)
Repurchase of common stock	(15,806)
Other	9,210
Balance at December 31, 2025	$ 1,246,685

Stock Repurchases

In July 2022, the Board of Directors of the Company authorized a stock repurchase program pursuant to which the Company was authorized to purchase up to $50.0 million of its outstanding common stock. The July 2022 repurchase plan expired in July 2025 with the Company having repurchased a total of 136,399 shares of its common stock at an average price per share of $32.13, for an aggregate purchase price of $4.4 million, including broker commissions and applicable excise taxes. All the common stock repurchases executed under the July 2022 repurchase plan were completed during the second quarter of 2025.

In July 2025, the Board of Directors of the Company authorized a stock repurchase program pursuant to which the Company may, from time to time, purchase up to $50.0 million of its outstanding common stock. The shares may be repurchased in the open market or in privately negotiated transactions from time to time, depending upon market conditions and other factors, and in accordance with applicable regulations of the Securities and Exchange Commission. The stock repurchase program is intended to expire in three years but may be terminated or amended by the Board of Directors at any time. The stock repurchase program does not obligate the Company to purchase any shares at any time.

During the second half of 2025, the Company repurchased a total of 314,606 shares of its common stock pursuant to its July 2025 stock repurchase program at an average price per share of $36.31, for an aggregate purchase price of $11.4 million, including broker commissions and applicable excise taxes. For the year ended December 31, 2025, stock repurchases totaled 451,005 shares of common stock at an average price per share of $35.05, for an aggregate purchase price of $15.8 million, including broker commissions and applicable excise taxes. There were no stock repurchases during the year ended December 31, 2024.

The Inflation Reduction Act of 2022 signed into law during in August 2022 includes a provision for an excise tax equal to 1% of the fair market value of any stock repurchased by covered corporations during a taxable year, subject to certain limits and provisions. The excise tax became effective in 2023. During the year ended December 31, 2025, the Company incurred $91,000 of excise tax related to share repurchases, which was recorded as a cost of the repurchase and reflected as a reduction to retained earnings. There was no impact to our financial condition or result of operations as a result of this tax in 2024.

Regulatory Capital Requirements

Together with the Bank, we are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements may result in certain actions by regulators that, if enforced, could have a direct material effect on our financial statements. At December 31, 2025 and 2024, we and the Bank were in compliance with all applicable regulatory capital requirements, and the Bank was classified as "well capitalized" for purposes of the prompt corrective action regulations of the Federal Reserve. As we deploy capital and continue to grow operations, regulatory capital levels may decrease depending on the level of earnings. However, we expect to monitor and control growth in order to remain "well capitalized" under applicable regulatory guidelines and in compliance with all applicable regulatory capital standards. While we are currently classified as "well capitalized," an extended economic recession could adversely impact our reported and regulatory capital ratios.

The following table presents our regulatory capital ratios, as well as those of the Bank, at the dates indicated:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
Origin Bancorp, Inc.	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital (to risk-weighted assets)	$ 1,139,627	13.54 %	$ 1,085,860	13.32 %
Tier 1 capital (to risk-weighted assets)	1,155,628	13.73	1,101,766	13.52
Total capital (to risk-weighted assets)	1,255,717	14.91	1,339,735	16.44
Tier 1 capital (to average total consolidated assets)	1,155,628	11.86	1,101,766	11.08
Origin Bank				
Common equity Tier 1 capital (to risk-weighted assets)	$ 1,054,279	12.62 %	$ 1,075,768	13.29 %
Tier 1 capital (to risk-weighted assets)	1,054,279	12.62	1,075,768	13.29
Total capital (to risk-weighted assets)	1,154,368	13.82	1,239,644	15.31
Tier 1 capital (to average total consolidated assets)	1,054,279	10.91	1,075,768	10.89

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our financial management policy provides management with guidelines for effective funds management, and we have established a measurement system for monitoring the net interest rate sensitivity position.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short-term to maturity. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the consolidated balance sheets to minimize the inherent risk while at the same time maximizing income.

We manage exposure to interest rates by structuring the consolidated balance sheet in the ordinary course of business. We may utilize derivative financial instruments as part of an ongoing effort to mitigate interest rate risk exposure to interest rate fluctuations and facilitate the needs of our customers. For more information about our derivative financial instruments, see *Note 13 — Derivative Financial Instruments* in the notes to our consolidated financial statements contained in *Part II, Item 8* of this report. Based on the nature of operations, we are not subject to foreign exchange or commodity price risk.

Our exposure to interest rate risk is managed by the Bank's Asset Liability Committee in accordance with policies approved by the Bank's board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates and the economy, potential changes in interest rates, liquidity, business strategies and other factors.

The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. We employ methodologies to manage interest rate risk, which includes an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Our interest rate risk modeling incorporates a number of assumptions, including the repricing sensitivity of certain assets and liabilities, asset prepayment speeds, and the expected average life of non-maturity deposits. The assumptions used are inherently uncertain, and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models, including a static balance sheet and a dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously, and ramped rates change over a twelve-month horizon based upon parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Additionally, we run a non-parallel simulation involving analysis of interest income and expense under various changes in the shape of the yield curve. Internal policy regarding interest rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not change by more than 10.0% for a 100-basis point shift, 15.0% for a 200-basis point shift, 20.0% for a 300-basis point shift, and 25.0% for a 400-basis point shift. We continue to monitor our asset sensitivity and evaluate strategies to prevent being significantly impacted by future changes in interest rates.

The following table summarizes the impact of an instantaneous, sustained simulated change in net interest income and fair value of equity over a 12-month horizon at the date indicated.

	December 31, 2025	
Change in Interest Rates (basis points)	**% Change in Net Interest Income**	**% Change in Fair Value of Equity**
+400	17.6 %	(6.7)%
+300	13.5	(4.4)
+200	9.1	(2.4)
+100	4.6	(0.9)
Base		
-100	(4.7)	0.6
-200	(6.7)	1.1
-300	(7.8)	1.9
-400	(9.7)	2.1

We have found that, historically, interest rates on deposits do not change completely in tandem with the changes in the discount and federal funds rates. Overall, interest rates on deposits typically experience a lower degree of rate change than changes in market interest rates and this assumption is incorporated into the simulation model. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and the application and timing of various strategies.

The FRB sets various benchmark rates, including the federal funds rate, and thereby influences the general market rates of interest, including the loan and deposit rates offered by financial institutions and the fair value of our available for sale securities. The Federal Reserve Board reduced the federal funds target rate range six times during the two years ended December 31, 2025, for a total of 175 basis points from its recent cycle high set in mid-2023, to a range of 3.50% to 3.75%.

Impact of Inflation

Our financial statements included herein have been prepared in accordance with U.S. GAAP, which presently requires us to measure the majority of our financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the general level of inflation. However, inflation affects financial institutions by increasing their cost of goods and services purchased, as well as the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities.

Item 8.　　　　　　**Financial Statements and Supplementary Data**


ORIGIN BANCORP, INC.

Financial Statements

DECEMBER 31, 2025, 2024 and 2023

INDEX


Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
Origin Bancorp, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Origin Bancorp, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below arise from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Entity's loan portfolio totaled $7.67 billion as of December 31, 2025, and the allowance for loan credit losses ("ALCL") on loans was $96.78 million. As more fully described in Notes 1 and 5 to the Entity's consolidated financial statements, the Entity estimates its exposure to expected credit losses as of the balance sheet date, for existing loans held for investment.

The determination of the ALCL requires management to exercise significant judgment and consider numerous subjective factors, including determining qualitative factors utilized to adjust historical loss rates, loan credit risk grading, and identifying loans requiring individual evaluation among others. As disclosed by management, different assumptions and conditions could result in a materially different amount for the estimate of the ALCL.

We identified the aggregation of the qualitative factors within the allowance at December 31, 2025 as a critical audit matter. Auditing the qualitative factors involved a high degree of judgment and subjectivity in evaluating management's assessment of economic conditions and other portfolio and environmental factors.

The primary procedures we performed as of December 31, 2025 to address this critical audit matter included:
- Obtained an understanding of the Entity's process for establishing the qualitative factors.
- Tested the design and operating effectiveness of controls over the establishment of qualitative factors in the ALCL.
- Evaluated the completeness and accuracy and the relevance of the key data used as inputs in the qualitative factor adjustment process.
- Evaluated the qualitative adjustments to the allowance for credit losses, including assessing the basis for adjustments and the reasonableness of the significant assumptions.
- Evaluated credit quality trends in delinquencies, non-accruals and charge-offs.

/s/ Forvis Mazars, LLP
We have served as the Company's auditor since 2016.
Little Rock, Arkansas
February 25, 2026

ORIGIN BANCORP, INC.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 73,122	$ 132,991
Interest-earning deposits in banks	351,095	337,258
Total cash and cash equivalents	424,217	470,249
Securities:		
Available for sale	1,117,176	1,102,528
Held to maturity, net of allowance for credit losses of $41 and $50 at December 31, 2025, and December 31, 2024, respectively (fair value of $9,607 and $10,456 at December 31, 2025, and December 31, 2024, respectively)	10,559	11,095
Securities carried at fair value through income	6,215	6,512
Total securities	1,133,950	1,120,135
Non-marketable equity securities held in other financial institutions	31,069	71,643
Equity method investments	67,502	18,971
Loans held for sale (at fair value at December 31, 2024)	1,032	10,494
Loans, net of allowance for credit losses of $96,782 and $91,060 at December 31, 2025, and December 31, 2024, respectively	7,574,135	7,482,653
Premises and equipment, net	124,249	126,620
Cash surrender value of bank-owned life insurance	41,726	40,840
Goodwill	128,679	128,679
Other intangible assets, net	33,362	37,473
Accrued interest receivable and other assets	164,801	170,945
Total assets	$ 9,724,722	$ 9,678,702
Liabilities and Stockholders' Equity		
Noninterest-bearing deposits	$ 1,979,875	$ 1,900,651
Interest-bearing deposits	5,497,920	5,301,479
Time deposits	829,452	1,020,990
Total deposits	8,307,247	8,223,120
Federal Home Loan Bank ("FHLB") advances, repurchase agreements and other borrowings	19,050	12,460
Subordinated indebtedness, net	16,544	159,943
Accrued expenses and other liabilities	135,196	137,934
Total liabilities	8,478,037	8,533,457
Commitments and contingencies - See *Note 19 — Commitments and Contingencies*	—	—
Stockholders' equity:		
Preferred stock, no par value, 2,000,000 shares authorized	—	—
Common stock ($5.00 par value; 50,000,000 shares authorized; 30,952,428 and 31,197,574 shares issued at December 31, 2025, and December 31, 2024, respectively)	154,762	155,988
Additional paid-in capital	533,541	537,366
Retained earnings	612,523	557,920
Accumulated other comprehensive loss	(54,141)	(106,029)
Total stockholders' equity	1,246,685	1,145,245
Total liabilities and stockholders' equity	$ 9,724,722	$ 9,678,702

ORIGIN BANCORP, INC.
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

		Years Ended December 31,				
		2025		**2024**		**2023**
Interest and dividend income						
Interest and fees on loans	$	477,692	$	517,281	$	466,815
Investment securities-taxable		33,526		26,642		31,682
Investment securities-nontaxable		5,403		3,672		5,098
Interest and dividend income on assets held in other financial institutions		21,342		16,990		19,796
Total interest and dividend income		537,963		564,585		523,391
Interest expense						
Interest-bearing deposits		199,467		254,873		196,457
FHLB advances and other borrowings		1,687		1,602		17,258
Subordinated indebtedness		5,816		7,744		10,119
Total interest expense		206,970		264,219		223,834
Net interest income		330,993		300,366		299,557
Provision for credit losses		46,284		7,448		16,753
Net interest income after provision for credit losses		284,709		292,918		282,804
Noninterest income						
Insurance commission and fee income		27,117		26,759		25,085
Service charges and fees		19,651		19,015		18,803
Other fee income		9,500		8,917		8,089
Mortgage banking revenue		3,690		6,580		3,356
Swap fee income		3,413		323		1,277
Loss on sales of securities, net		(14,448)		(14,799)		(11,635)
Change in fair value of equity investments		6,972		5,188		10,096
Equity method investment (loss) income		(1,192)		519		405
Other income		5,131		2,877		2,859
Total noninterest income		59,834		55,379		58,335
Noninterest expense						
Salaries and employee benefits		150,889		148,823		138,819
Occupancy and equipment, net		29,771		27,865		26,783
Data processing		13,587		13,497		11,590
Office and operations		12,736		11,441		10,834
Intangible asset amortization		6,611		7,979		9,628
Regulatory assessments		5,534		6,902		6,456
Advertising and marketing		5,561		6,150		5,986
Professional services		6,633		6,610		5,931
Electronic banking		5,728		5,162		4,712
Loan-related expense		3,034		3,164		5,035
Bank share tax expense		2,518		2,897		3,334
Other expense		6,300		10,548		6,108
Total noninterest expense		248,902		251,038		235,216
Income before income tax expense		95,641		97,259		105,923
Income tax expense		20,444		20,767		22,123
Net income	$	75,197	$	76,492	$	83,800
Basic earnings per common share	$	2.42	$	2.46	$	2.72
Diluted earnings per common share		2.40		2.45		2.71

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN BANCORP, INC.
Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Years Ended December 31,					
		2025		2024		2023
Net income	$	75,197	$	76,492	$	83,800
Other comprehensive income						
Securities available for sale and transferred securities:						
Net unrealized holding gain arising during the year		51,524		4,340		37,811
Reclassification adjustment for net loss included in net income		14,448		14,799		11,635
Change in the net unrealized gain on available for sale investment securities, before tax		65,972		19,139		49,446
Net loss realized as a yield adjustment in interest on transferred investment securities		(11)		(11)		(10)
Change in the net unrealized gain on investment securities, before tax		65,961		19,128		49,436
Income tax expense related to net unrealized gain arising during the year		13,852		4,017		10,382
Change in the net unrealized gain on investment securities, net of tax		52,109		15,111		39,054
Cash flow hedges:						
Net unrealized gain arising during the year		—		303		867
Reclassification adjustment for net gain included in net income		(280)		(451)		(1,123)
Change in the net unrealized loss on cash flow hedges, before tax		(280)		(148)		(256)
Income tax (benefit) related to net unrealized loss on cash flow hedges		(59)		(31)		(54)
Change in net unrealized loss on cash flow hedges, net of tax		(221)		(117)		(202)
Other comprehensive income, net of tax		51,888		14,994		38,852
Comprehensive income	$	127,085	$	91,486	$	122,652

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands, except per share amounts)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance at January 1, 2023	30,746,600	$ 153,733	$ 520,669	$ 435,416	$ (159,875)	$ 949,943
Net income	—	—	—	83,800	—	83,800
Other comprehensive income, net of tax	—	—	—	—	38,852	38,852
Stock based compensation expense	—	—	5,281	—	—	5,281
Stock based compensation shares issued, net of shares withheld	60,329	302	(696)	—	—	(394)
Exercise of stock options, net of shares withheld	132,967	665	2,437	—	—	3,102
Shares issued under employee stock purchase program	46,213	231	887	—	—	1,118
Dividends declared - common stock ($0.60 per share)	—	—	—	(18,797)	—	(18,797)
Balance at December 31, 2023	30,986,109	154,931	528,578	500,419	(121,023)	1,062,905
Net income	—	—	—	76,492	—	76,492
Other comprehensive income, net of tax	—	—	—	—	14,994	14,994
Stock based compensation expense	—	—	7,166	—	—	7,166
Stock based compensation shares issued, net of shares withheld	84,473	422	(971)	—	—	(549)
Exercise of stock options, net of shares withheld	70,334	352	1,490	—	—	1,842
Shares issued under employee stock purchase program	56,658	283	1,103	—	—	1,386
Dividends declared - common stock ($0.60 per share)	—	—	—	(18,991)	—	(18,991)
Balance at December 31, 2024	31,197,574	155,988	537,366	557,920	(106,029)	1,145,245
Net income	—	—	—	75,197	—	75,197
Other comprehensive income, net of tax	—	—	—	—	51,888	51,888
Stock-based compensation expense	—	—	8,263	—	—	8,263
Stock based compensation shares issued, net of shares withheld and forfeitures	111,498	557	(2,044)	—	—	(1,487)
Exercise of stock options, net of shares withheld	35,793	179	743	—	—	922
Shares issued under employee stock purchase program	58,568	293	1,219	—	—	1,512
Dividends declared - common stock ($0.60 per share)	—	—	—	(19,049)	—	(19,049)
Repurchase of common stock	(451,005)	(2,255)	(12,006)	(1,545)	—	(15,806)
Balance at December 31, 2025	30,952,428	$ 154,762	$ 533,541	$ 612,523	$ (54,141)	$ 1,246,685

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN BANCORP, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 75,197	$ 76,492	$ 83,800
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	46,284	7,448	16,753
Depreciation and amortization	16,808	16,800	17,628
Net amortization on securities	1,135	4,807	6,889
Amortization (accretion) of net premium/discount on purchased loans	91	(2)	(2,023)
Amortization of investments in tax credit funds	1,165	1,749	1,842
Loss on sale of securities, net	14,448	14,799	11,635
Equity method investment loss (gain)	1,192	(519)	(405)
Deferred income tax (benefit) expense	(4,520)	(1,467)	27,714
Stock-based compensation expense	8,263	7,166	5,281
Originations of mortgage loans held for sale	(149,037)	(197,577)	(187,088)
Proceeds from mortgage loans held for sale	158,172	185,339	158,357
Gain on mortgage loans held for sale (including origination of MSR for the year ended December 31, 2023)	(3,892)	(4,928)	(3,819)
MSR asset valuation adjustment	—	(450)	4,089
Gain on sale of MSR asset	—	(410)	—
Net (gain) loss on disposals of premises and equipment	(85)	(878)	2
Increase in the cash surrender value of life insurance	(1,136)	(935)	(865)
Employee Retention Credit received	1,863	—	—
Gain on equity securities without a readily determinable fair value	(6,972)	(5,188)	(10,096)
Net loss (gain) on sales and write-downs of other real estate owned	796	(67)	(66)
Net change in operating leases	876	1,869	(770)
Increase in other assets	(6,827)	(555)	(6,222)
Increase in other liabilities	5,097	4,988	7,285
Net cash provided by operating activities	158,918	108,481	129,921
Cash flows from investing activities:			
Purchases of securities available for sale	(834,936)	(247,387)	(10,981)
Maturities and pay downs of securities available for sale	621,854	166,818	137,815
Proceeds from sales and calls of securities available for sale	248,621	231,199	291,189
Maturities, pay downs and calls of securities held to maturity	534	522	486
Pay downs of securities carried at fair value	315	299	285
Redemption of non-marketable equity securities held in other financial institutions [(1)]	11,800	10,680	—
Purchase of non-marketable equity securities held in other financial institutions [(1)]	(12,415)	(21,302)	—
Net (purchases) redemptions of non-marketable equity securities held in other financial institutions [(1)]	(615)	(10,622)	23,980
Originations of mortgage warehouse loans	(10,246,114)	(9,705,580)	(6,470,400)
Proceeds from pay-offs of mortgage warehouse loans	10,066,413	9,686,466	6,425,300
Net decrease (increase) in loans, excluding mortgage warehouse and loans held for sale	41,892	106,877	(499,558)
Purchase of other intangibles	(2,500)	—	—
Proceeds from sale of the MSR asset	—	15,885	—
Proceeds from bank-owned life insurance	250	—	—
Return of capital and other distributions from equity method investments	595	1,374	1,757
Return of capital and other distributions from cost method investments	57	—	—
Capital calls on limited partnership investments	(4,424)	(1,082)	(2,644)
Purchase of low-income housing tax credit investments	(927)	(664)	(572)
Purchases of premises and equipment	(7,866)	(22,047)	(26,830)

The accompanying notes are an integral part of these consolidated financial statements.

ORIGIN BANCORP, INC.
Consolidated Statements of Cash Flows - Continued

(Dollars in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Proceeds from sales of premises and equipment	125	5,568	49
Proceeds from sales of other real estate owned	3,041	4,434	93
Purchase of equity method investment	—	(800)	—
Proceeds from termination of cash flow hedge	—	680	—
Net cash (used in) provided by investing activities	(113,685)	231,940	(130,031)
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ 84,127	$ (28,005)	$ 475,423
Repayments of long-term FHLB advances	(285)	(275)	(266)
Proceeds from short-term FHLB advances	1,440,000	1,685,000	6,065,000
Repayments of short-term FHLB advances	(1,440,000)	(1,755,000)	(6,545,000)
Maturities of subordinated indebtedness	—	—	(2,625)
Redemption/Repurchase of subordinated indebtedness	(148,258)	(34,599)	(4,729)
Repayments of other short-term borrowings	(116,724)	—	(30,000)
Proceeds from other short-term borrowings	116,724	—	—
Net increase (decrease) in securities sold under agreements to repurchase	6,875	(863)	(20,797)
Dividends paid	(18,872)	(18,745)	(18,567)
Cash received from exercise of stock options	954	1,874	3,140
Common stock repurchased	(15,806)	—	—
Net cash used in financing activities	(91,265)	(150,613)	(78,421)
Net (decrease) increase in cash and cash equivalents	(46,032)	189,808	(78,531)
Cash and cash equivalents at beginning of year	470,249	280,441	358,972
Cash and cash equivalents at end of year	$ 424,217	$ 470,249	$ 280,441
Interest paid	$ 211,764	$ 268,459	$ 215,479
Income taxes paid, total	34,481	24,171	383
Federal	32,037	N/A	N/A
State	2,444	N/A	N/A
Significant non-cash transactions:			
Unsettled liability for investment purchases recorded at trade date	—	(5)	—
Real estate acquired in settlement of loans	1,146	3,576	3,243
Real estate transferred from fixed assets to other real estate owned	—	894	—
Transfers from other real estate owned to other assets	194	—	—
Transfers from loans held for sale to loans held for investment [(1)]	213	18,596	—
Decrease in Government National Mortgage Association repurchase obligation	—	—	(24,569)
Transfer from non-marketable securities held in other financial institutions to equity method investments	41,590	—	—
Recognition of operating right-of-use assets	4,777	11,454	20,568
Recognition of operating lease liabilities	5,261	12,659	20,653
Impairment of right-of-use assets due to branch closures	(332)	—	—

(1) No change was made to the December 31, 2024, prior period presentation due to immateriality.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Significant Accounting Policies

Nature of Operations.   Origin Bancorp, Inc. ("Company") is a financial holding company headquartered in Ruston, Louisiana. The Company's wholly-owned bank subsidiary, Origin Bank ("Bank"), was founded in 1912 in Choudrant, Louisiana. Deeply rooted in Origin's history is a culture committed to providing personalized relationship banking to businesses, municipalities, and personal clients to enrich the lives of the people in the communities it serves. The Bank provides a broad range of financial services and currently operates more than 56 locations in Dallas/Fort Worth, East Texas, Houston, across North Louisiana, Mississippi, South Alabama and into the Florida Panhandle. In addition, Origin provides a broad range of insurance agency products and services through its wholly owned insurance agency subsidiary, Forth Insurance, LLC.

Basis of Presentation.   The consolidated financial statements include the accounts of the Company and all other entities in which Origin Bancorp, Inc. has a controlling financial interest, including the Bank, and Forth Insurance, LLC. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's accounting and financial reporting policies conform, in all material respects, to accounting principles generally accepted in the United States ("U.S. GAAP") and to general practices within the financial services industry. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Reclassifications.   Certain amounts previously reported have been reclassified to conform to the current presentation. Such reclassifications had no effect on prior year net income or stockholders' equity.

Variable Interest Entities.   The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE") under U.S. GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company's wholly-owned subsidiaries CTB Statutory Trust I, First Louisiana Statutory Trust I and BT Holdings Trust I are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these trusts are not included in the Company's consolidated financial statements.

Operating Segments.   Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's senior executive management functions as its CODM. The Bank is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Individual bank branches offer a group of similar services, including commercial, real estate and consumer loans, time deposits, checking and savings accounts, all with similar operating and economic characteristics. While the CODM monitors the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Accordingly, all of the community banking services and branch locations are considered by management to be aggregated into one reportable operating segment, community banking.

The CODM uses net interest income and net income to evaluate income generated from segment assets (return on average assets) in deciding whether to reinvest profits into the Company, pursue acquisitions or pay out dividends. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to the Company's peers. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The Company's significant expense categories are disclosed on the Company's *Consolidated Statements of Income*.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and disclosures provided, including the accompanying notes, and actual results could differ. Material estimates that are particularly susceptible to change include the allowance for credit losses for loans; fair value measurements of assets and liabilities; and income taxes. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the Company's consolidated financial statements in the period they are deemed necessary. While management uses its best judgment, actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the *Consolidated Statements of Cash Flows*, the Company considers all cash on hand, demand deposits with other banks, federal funds sold and short-term interest-earning cash items with an original maturity less than 90 days to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents.

At December 31, 2025 and 2024, the Company had cash collateral required to be held with counterparties on certain derivative transactions as discussed in *Note 13 — Derivative Financial Instruments*.

Securities. The Company accounts for debt and equity securities as follows:

Available for Sale ("AFS") - Debt securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as AFS. These assets are carried at fair value. Fair value is determined using published quotes. If quoted market prices are not available, fair values are based on other methods including, but not limited to, the discounting of cash flows. Unrealized gains and losses on AFS securities are excluded from earnings and reported net of tax in accumulated other comprehensive (loss) income until realized. Please see the paragraphs under *Allowance for Credit Losses* referenced below in this footnote for information on the allowance for credit losses pertaining to AFS securities.

Held to Maturity ("HTM") - Debt securities that management has the positive intent and ability to hold until maturity are classified as HTM and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccredited discounts. Please see the paragraphs under *Allowance for Credit Losses* referenced below in this footnote for information on the allowance for credit losses pertaining to HTM securities.

Securities Carried at Fair Value through Income - Debt securities for which the Company has elected the fair value option for accounting are classified as securities carried at fair value through income. Management has elected the fair value option for these items to offset the corresponding change in fair value of related interest rate swap agreements. Fair value is determined using discounted cash flows and credit quality indicators. Changes in fair value are reported through the *Consolidated Statements of Income* as a part of other noninterest income.

Interest income on securities includes amortization of purchase premiums and discounts. Premiums and discounts on securities are generally amortized using the interest method with a constant effective yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Premiums on callable securities are amortized to their earliest call date. A security is placed on nonaccrual status if (i) principal or interest has been in default for a period of 90 days or more or (ii) full payment of principal and interest is not expected. The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the consolidated balance sheets. Interest accrued but not received for a security placed on nonaccrual status is reversed against interest income. Realized gains and losses are determined using the specific identification method and are recorded in noninterest income on the trade date.

Equity Method Investments.　　　An equity method investment is an investment in which the investor has significant influence over the operating and financial policies of the investee, but not control, generally presumed when ownership is 20%–50% of the voting interests. Under the equity method of accounting, the Company records its initial investment at cost. Subsequently, the carrying amount of the investment is increased or decreased to reflect its share of income or loss of the investee, and included in equity method investments in the Company's *Consolidated Balance Sheets*. Any dividends or distributions received on the investment are recognized as a reduction to the carrying amount of the investment. The Company's recognition of earnings or losses from an equity method investment is based on its ownership percentage in the investee and the investee's earnings for the reporting period and is recorded through "equity method investment income (loss)" in the Company's *Consolidated Statements of Income*. Equity method investments in limited partnership and LLCs are reported on a one-quarter lag.

Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable.

The Company's equity method investments include Argent Financial Group, Inc. and various equity method investments in limited partnerships and LLCs, and totaled $67.5 million and $19.0 million at December 31, 2025 and 2024, respectively.

Non-marketable Equity Securities Held in Other Financial Institutions.　　　Securities with limited marketability, such as stock in the Federal Reserve Bank of Dallas ("FRBD") or the Federal Home Loan Bank of Dallas ("FHLB"), are carried at cost, less impairment, if any. These investments in stock do not have readily determinable fair values. The Company's remaining equity investments in other financial institutions, excluding FRBD and FHLB, totaling $3.3 million and $43.4 million at December 31, 2025 and 2024, respectively, qualify for the practicability exception under Accounting Standards Update ("ASU") 2016-01 due to having illiquid markets and are carried at cost, less impairment, plus or minus any observable price changes. The carrying value of these securities was evaluated and determined not to be impaired during the years ended December 31, 2025 and 2024. On July 1, 2025, the Company increased its ownership in Argent Financial Group, Inc. to an amount in excess of 20% of the outstanding shares of capital stock resulting in the application of the equity method for this investment. As a result, the investment is now disclosed in equity method investments on the Company's *Consolidated Balance Sheet*.

Loans Held for Sale.　　　For loans held for sale originated prior to January 1, 2025, the Company elected the fair value option to offset the volatility in the derivative instruments of the forward commitments entered into in conjunction with the mortgage loans held for sale and their related mortgage servicing asset. Effective January 1, 2025, the Company elected to carry mortgage loans held for sale at the lower of amortized cost or market value determined as of the balance sheet date.

Gains and losses resulting from sales of mortgage loans are realized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold.

Loans sold into the secondary market are considered transfers of financial assets. These transfers are accounted for as sales when control over the asset has been surrendered. See *Transfers of Financial Assets* below for more information.

Transfers of Financial Assets.　　　Transfers of financial assets (generally consisting of sales of loans held for sale and loan participations with unaffiliated banks) are accounted for as sales when control over the asset has been surrendered, which is deemed to have occurred when: an asset does not have any claims to it by the transferor or their creditors, including in bankruptcy or other receivership situations; the transferee obtains the unconditional right to pledge or exchange the asset; or the transfer does not include a repurchase provision above the limited recourse provisions of loan sales.

Acquisition Accounting and Acquired Loans.　　　The Company accounts for its mergers/acquisitions under Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. In accordance with ASC 326, the Company records a discount or premium and also an allowance for credit losses on acquired loans. All purchased loans are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, Fair Value Measurements. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Purchased loans that have experienced more than insignificant credit deterioration since origination are purchased credit deteriorated ("PCD") loans. The Company evaluates acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) non-accrual status; (2) troubled debt restructured designation; (3) risk ratings of special mention, substandard or doubtful; (4) watchlist credits; and (5) delinquency status, including loans that are current on merger/ acquisition date, but had previously been 60 days or more delinquent on two or more occasions. An allowance for credit losses is determined using the same methodology as other individually evaluated loans.

The Non-PCD model utilizes data from the Bank in order to determine the probability of default and loss given default to be used in the calculation. The initial allowance for credit losses, determined on a collective basis, is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses.

Loans.   Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, and certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Late fees are recognized as income when earned, assuming collectability is reasonably assured.

In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and classifies these overdrafts as loans in its consolidated balance sheets.

Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans may be placed on nonaccrual status even if the contractual payments are not past due if information becomes available that causes substantial doubt about the borrower's ability to meet the contractual obligations of the loan. Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Past due status is based on contractual terms of the loan. Interest income on nonaccrual loans may be recognized to the extent cash payments are received, but payments received are usually applied to principal. Nonaccrual loans are generally returned to accrual status when payments are considered current, the customer has made required payments for at least six months, and the Company reasonably expects to collect all principal and interest. If a loan is determined by management to be uncollectible, regardless of size, the portion of the loan determined to be uncollectible is then charged to the allowance for loan credit losses.

Allowance for Credit Losses.   The allowance for loan credit losses represents the estimated losses for financial assets accounted for on an amortized cost basis. Expected losses are calculated using relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company evaluates loans held for investment ("LHFI") on a pool basis with pools of loans characterized by loan type, collateral, industry, internal credit risk rating and Fair Isaac Corporation ("FICO") score. Historical loss rates for each pool are calculated based on charge-off and recovery data beginning with the second quarter of 2012. These loss rates are adjusted for differences between current period conditions, including the economic forecast and the conditions existing during the historical loss period. Historical losses are additionally adjusted for the effects of certain economic variables forecast over a one-year period followed by a straight-line reversion to historical loss rates to estimate losses over the estimated remaining lives of the loans. The estimated remaining lives consist of the contractual lives, adjusted for estimated prepayments. Loans that exhibit characteristics different from their pool characteristics are evaluated on an individual basis. Certain of these loans are considered to be collateral dependent with the borrower experiencing financial difficulty. For these loans, the fair value of collateral practical expedient is elected whereby the allowance is calculated as the amount by which the amortized cost exceeds the fair value of collateral, less costs to sell (if applicable). Those individual loans that are not collateral dependent are evaluated based on a discounted cash flow methodology. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance for credit losses when management believes the principal balance is unlikely to be collected. Subsequent recoveries, if any, are credited to the allowance.

Delinquency statistics are updated at least monthly and are the most meaningful indicator of the credit quality of one-to-four single-family residential, home equity loans and lines of credit and other consumer loans. Internal risk ratings are considered the most meaningful indicator of credit quality for commercial and industrial, construction, and commercial real estate loans. Internal risk ratings are a key factor in identifying loans that are individually evaluated for credit loss and impact management's estimates of loss factors used in determining the amount of the allowance for credit losses. Internal risk ratings are updated on a regular basis.

ASU No. 2022-02 provides the accounting guidance and disclosure requirements for certain loan modifications. Under this accounting guidance, the Company must first assess if the loan modification was made to a borrower experiencing financial difficulty. The Company may provide modifications to borrowers experiencing financial difficulty in the form of principal forgiveness, interest rate reductions, other-than-insignificant payment delays, or term extensions. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. In some cases, the Company may provide multiple types of concessions on one loan. The Company evaluates whether the modification represents a new loan or a continuation of an existing loan.

The allowance for off-balance sheet exposures was determined using the same methodology that is applied to LHFI. Utilization rates are determined based on historical usage.

The Company evaluates the portfolio of AFS securities in an unrealized loss position, on a quarterly basis, to determine if it intends to sell, or it is more likely than not that it will be required to sell the securities before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the securities' amortized cost basis is written down to fair value through income. For AFS securities that do not meet the criteria, the Company evaluates relevant factors to determine if the decline in fair value has resulted from credit losses or other factors. In making this assessment, such factors as extent of the loss, adverse conditions related to the entity, industry or geographic region, security structure, ratings and changes by a rating agency and past performance are considered. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized costs basis, a credit loss exists and an allowance for credit losses is recorded and reflected in income as provision for credit loss expense.

The Company measures the expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. These amounts are established as an allowance for credit losses and included in earnings as provision for credit loss expense.

Premises and Equipment, net.   Land is carried at cost. Buildings and improvements are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 40 years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Furniture, fixtures, and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets, which range from three to 25 years.

Leases.   The Company determines if an arrangement is a lease at inception. Operating lease assets are included in accrued interest receivable and other assets, operating lease liabilities are included in accrued expenses and other liabilities in the Company's consolidated balance sheets. The Company has made an accounting policy election not to recognize short-term lease assets and liabilities (less than a 12-month term) or immaterial equipment and server space leases in its consolidated balance sheets; instead, the Company recognizes the lease expense for these leases on a straight-line basis over the life of the lease. The Company has no material finance leases.

Right of use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses an estimated incremental collateralized borrowing rate, which is derived from information available at the lease commencement date and gives consideration to the applicable FHLB borrowing rates, when determining the present value of lease payments.

The Company's lease terms include options to extend a lease when it is reasonably certain that the Company will exercise that option. The Company's lease agreements do not contain any residual value guarantees. All of the Company's operating long-term leases are real estate leases, which are accounted for as a single lease component.

Derivative Instruments and Hedging Activities. All derivatives are recorded on the accompanying consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. During the term of a cash flow hedge contract, the effective portion of changes in fair value in the derivative instrument are recorded in accumulated other comprehensive (loss) income. Changes in the fair value of derivatives to which hedge accounting does not apply are recognized immediately in earnings. The Bank has entered into various fair value hedging transactions to mitigate the impact of changing interest rates on the fair values of available-for-sale securities. *Note 13 — Derivative Financial Instruments* describes the derivative instruments currently used by the Company and discloses how these derivatives impact its consolidated balance sheets and statements of income.

Goodwill and Other Intangible Assets. Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, is not amortized but evaluated for potential impairment on an annual basis, which is typically October 1 for the Company, or more often if events or circumstances indicate that there may be impairment.

Other intangible assets, such as core deposit intangibles and relationship based intangibles, are amortized on a basis consistent with the receipt of economic benefit to the Company. Such assets are evaluated at least annually as to the recoverability of their carrying value for potential impairment. In the quarter following the period in which identified intangible assets become fully amortized, the fully amortized balances are removed from the gross asset and accumulated amortization amounts.

Other Real Estate Owned. Other real estate owned ("OREO") represents properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure on loans on which the borrowers have defaulted as to payment of principal and interest. OREO also includes bank-owned real estate which the Company is no longer utilizing and intends to sell. These properties are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Fair value is determined based on third-party appraisals. Any valuation adjustments required at the date of transfer from loans to OREO are charged to the allowance for credit losses. Any subsequent write-downs to reflect current fair value, or gains and losses on the sale of the properties are charged to noninterest income. At December 31, 2025 and 2024, the balance of OREO was $650,000 and $3.6 million, respectively, and included as a component of accrued interest receivable and other assets in the accompanying consolidated balance sheets.

Overnight Repurchase Agreements with Depositors. The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates it to repurchase the assets. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially sold and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.

Revenue Recognition. In general, for revenue not associated with financial instruments, guarantees and lease contracts, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied. Our contracts with customers are generally short-term in nature, typically due within one year or less or cancellable by us or our customer upon a short notice period. Performance obligations for our customer contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. Descriptions of the Company's revenue generating activities that are within the scope of the revenue recognition standard are described below.

Service charges and fees on deposit accounts

Service charges and fees on deposit accounts are primarily comprised of maintenance fees, service fees, stop payment and insufficient funds fees. The Company's performance obligation for service fees or other fees covering a period of time are generally satisfied, and related revenue recognized, over the period in which the service is provided. The Company's performance obligations for transactional-based fees are generally satisfied, and related revenue recognized, at a point in time.

Insurance commission and fee income

The Company earns commission income through production on behalf of insurance carriers and also earns fee income by providing complementary services such as collection of premiums. In most instances, the Company considers the performance obligation to be complete at the time the service was rendered.

Credit card interchange income

The Company records credit card interchange income at a point in time as card transactions occur. The Company's performance obligation for these transactions is deemed to have occurred upon completion of each transaction. The amounts are included as a component of other fee income in the consolidated statements of income.

Gain or loss on sale of other assets and OREO

In the normal course of business, the Company recognizes the sale on other assets and OREO, along with any gain or loss, when control of the property transfers to the buyer through an executed contractual agreement. The transaction price is fixed, and the Company may finance a portion of the purchase price of the transferred asset on an infrequent basis.

Mortgage Banking Revenue. This revenue category primarily reflects the Company's mortgage production and sales, including fees and income derived from mortgages originated with the intent to sell and gains and losses on sales. Prior to January 1, 2025, this revenue category also includes changes in fair value for mortgage loans originated with the intent to sell measured at fair value under the fair value option and the impact of risk management activities associated with the mortgage pipeline. Net interest income from mortgage loans is recorded in interest income.

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any amount accrued with respect to uncertain income tax positions at December 31, 2025 and 2024.

The Company recognizes interest and/or penalties related to income tax matters as a component of noninterest expense. There were no material penalties or related interest for the years ended December 31, 2025, 2024 or 2023. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis.

Stock-Based Compensation. The cost of employee and director services received in exchange for restricted stock, performance stock grants and/or units, and stock options are measured using the fair value of the award on the grant date and is recognized over the service period.

Other Investments.   The Company accounts for investments in limited partnerships, limited liability companies ("LLCs"), and other privately held companies using either the equity method of accounting or amortized cost, net of impairments and observable price changes. The accounting treatment depends upon the Company's percentage ownership or degree of management influence. The Company applies the equity method of accounting to investments in limited partnerships in which the Company owns at least three to five percent of the limited partnership's capital in accordance with the requirements of Accounting Standards Codification ("ASC") 323. ASC 323 presumes that an investor has the ability to influence the operating and financial policies of the investee when an ownership interest is greater than three to five percent in certain partnership, unincorporated joint ventures and limited liability companies. Please see the *Equity Method Investments* section above for information on equity method accounting.

All of the Company's investments in limited partnerships, LLCs, and other companies are privately held, and their fair values are not readily available. Management evaluates the investments in investees for impairment based on the investee's ability to generate cash through its operations or obtain alternative financing, and other subjective factors. There are inherent risks associated with investments in such companies, which may result in volatility in the consolidated statements of income in future periods.

At December 31, 2025 and 2024, investments in limited partnerships, LLCs and other privately held companies accounted for using amortized cost, net of impairments and observable price changes totaled $6.8 million and $4.2 million, respectively, and were included in accrued interest receivable and other assets in the accompanying consolidated balance sheets. The Company's investments in limited partnerships, LLCs and other privately held companies accounted for using the equity method are included in equity method investments in the accompanying consolidated balance sheets.

Investments in Tax Credit Entities.   As part of its Community Reinvestment Act responsibilities and due to their favorable economic characteristics, the Company invests in tax credit-motivated projects primarily in the markets it serves. These projects are directed at tax credits issued under Low-Income Housing Tax Credits ("LIHTC"). The Company generates returns on tax credit motivated projects through the receipt of federal, and if applicable, state tax credits. The federal tax credits are recorded as an offset to the income tax provision in the year that they are earned under federal income tax law – over 10 to 15 years beginning in the year in which rental activity commences. These credits, if not used in the tax return for the year of origination, can be carried forward for 20 years.

The Company invests in a tax credit entity, usually an LLC, which owns the real estate. The Company receives a nonvoting interest in the entity that must be retained during the compliance period for the credits (15 years for Low-Income Housing Tax Credit programs). Control of the tax credit entity rests in the 0.1% interest general partner, who has the power and authority to make decisions that impact economic performance of the project and is required to oversee and manage the project. Due to the lack of any voting, economic, or managerial control, and due to the contractual reduction in the investment, the Company accounts for its investment by amortizing the investment, beginning at the issuance of the certificate of occupancy of the project, over the compliance period, as management believes any potential residual value in the real estate will have limited value. Amortization is included as a component of income tax expense and for the years ended December 31, 2025, 2024 and 2023 was $1.2 million, $1.7 million and $1.8 million respectively. The income tax credits and other income tax benefits recognized for the years ended December 31, 2025, 2024 and 2023 was $1.4 million, $2.0 million, and $2.3 million respectively, and was recorded in income tax expense on the Consolidated Statements of Income.

The Company has the risk of credit recapture if the project does not maintain compliance during the compliance period. No such events have occurred to date. At December 31, 2025 and 2024, the Company had investments in tax credit entities of $7.6 million and $8.8 million, respectively, which are included in accrued interest receivable and other assets in the accompanying consolidated balance sheets.

Earnings Per Share.   Basic and diluted earnings per common share are calculated using the treasury method, under which basic earnings per share is calculated as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options and restricted stock awards and units.

Diluted income per common share considers common stock issuable under the assumed release of unvested restricted stock awards, restricted stock units, performance stock units, shares potentially issuable under the employee stock purchase plan, and the assumed exercise of stock options granted. The dilutive effect of share-based payment awards that are not deemed to be participating securities is calculated using the treasury stock method, which assumes that the proceeds from exercise are used to purchase common stock at the average market price for the period. Potentially dilutive common stock equivalents are excluded from the computation of diluted earnings per common share in periods in which the effect would be anti-dilutive.

Effect of Recently Adopted Accounting Standards

ASU No. 2023-02, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method — The amendments in this Update allow entities to elect to account for equity investments made primarily for the purpose of receiving income tax credits using the proportional amortization method, regardless of the tax credit program through which the investment earns income tax credits, if certain conditions are met. The amendments in this Update also eliminate certain LIHTC-specific guidance to align the accounting more closely for LIHTCs with the accounting for other equity investments in tax credit structures and require that the delayed equity contribution guidance apply only to tax equity investments accounted for using the proportional amortization method. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Implementation of this ASU did not materially impact the Company's financial statements or disclosures.

ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures — The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update:

1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle");
2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss;
3. Require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280 in interim periods;
4. Clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment's profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources;
5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and
6. Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.

The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application to all periods presented in the financial statements is required. Implementation of this ASU did not materially impact the Company's financial statements or disclosures.

ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures — The amendments in this Update, on an annual basis, require that public business entities (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Specifically, public business entities are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, for specific listed categories. The ASU is effective for fiscal years beginning after December 15, 2024. Implementation of this ASU did not materially impact the Company's financial statements or disclosures.

Effect of Newly Issued But Not Yet Effective Accounting Standards

ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses — The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this Update require:

1. Disclosure of the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities;
2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements;
3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and
4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software — The amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as project stages) throughout Subtopic 350-40. An entity is required to start capitalizing software costs when both of the following occur:

1. Management has authorized and commitment to funding the software project.
2. It is probable that the project will be completed and the software will be used to perform the function intended.

The ASU is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

ASU No. 2025-08, Financial Instruments—Credit Losses (Topic: 326)—Purchased Loans — The amendments in this Update expand the population of acquired financial assets subject to the gross-up approach. Under the guidance, loans (excluding credit cards) acquired without credit deterioration ("non-PCD") and deemed seasoned, defined below, are purchased seasoned loans and accounted for using the gross-up approach at acquisition.

All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans.

The ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company has evaluated this ASU and determined that it does not currently have an impact on its consolidated financial statements and disclosures.

ASU No. 2025-09, Derivatives and Hedging (Topic 815)—Hedge Accounting Improvements — The amendments in this Update addresses five targeted hedge accounting issues, including 1) similar risk assessment for cash flow hedges, 2) hedging forecasted interest payments on Choose-Your-Rate Debt Instruments, 3) cash flow hedges of nonfinancial forecasted transactions, 4) net written options as hedging instruments, and 5) foreign-currency denominated debt instrument as hedging instrument and hedged item.

The ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company has evaluated this ASU and determined that it does not currently have an impact on its consolidated financial statements and disclosures.

Note 2 — Earnings Per Share

      Basic and diluted earnings per common share are calculated using the treasury method. Under the treasury method, basic earnings per share is calculated as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under the Company's stock and incentive compensation plans. Information regarding the Company's basic and diluted earnings per common share is presented in the following table:

(Dollars in thousands, except per share amounts)	**Years Ended December 31,**		
Numerator:	**2025**	**2024**	**2023**
Net income	$ 75,197	$ 76,492	$ 83,800
Denominator:			
Weighted average common shares outstanding	31,135,865	31,077,767	30,822,993
Dilutive effect of stock-based awards	197,598	124,096	108,612
Weighted average diluted common shares outstanding	31,333,463	31,201,863	30,931,605
Basic earnings per common share	$ 2.42	$ 2.46	$ 2.72
Diluted earnings per common share	2.40	2.45	2.71

      There were 83,454, 322,628 and 442,909 weighted average shares of anti-dilutive stock-based awards excluded from the calculation of earnings per share for the year ended December 31, 2025, 2024 and 2023, respectively, primarily due to the exercise price, grant date fair value or purchase price of the stock awards exceeding the average market price of the Company's stock during the respective periods.

Note 3 — Securities

The following table is a summary of the amortized cost and estimated fair value, including the allowance for credit losses and gross unrealized gains and losses, of available for sale, held to maturity and securities carried at fair value through income for the dates indicated:

(Dollars in thousands) **December 31, 2025**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**	**Allowance for Credit Losses**	**Net Carrying Amount**
Available for sale:						
State and municipal securities	$ 323,255	$ 1,183	$ (29,554)	$ 294,884	$ —	$ 294,884
Corporate bonds	57,129	367	(1,792)	55,704	—	55,704
U.S. treasury and government agency securities	3,832	1	(693)	3,140	—	3,140
Commercial mortgage-backed securities	16,982	21	(1,717)	15,286	—	15,286
Residential mortgage-backed securities	478,875	4,539	(28,929)	454,485	—	454,485
Commercial collateralized mortgage obligations	83,143	712	(1,062)	82,793	—	82,793
Residential collateralized mortgage obligations	222,893	1,085	(13,094)	210,884	—	210,884
Total	$1,186,109	$ 7,908	$ (76,841)	$1,117,176	$ —	$1,117,176
Held to maturity:						
State and municipal securities	$ 10,600	$ —	$ (993)	$ 9,607	$ (41)	$ 10,559
Securities carried at fair value through income:						
State and municipal securities[1]	$ 6,200	$ —	$ —	$ 6,215	$ —	$ 6,215
December 31, 2024						
Available for sale:						
State and municipal securities	$ 299,642	$ 216	$ (43,882)	$ 255,976	$ —	$ 255,976
Corporate bonds	83,041	445	(5,250)	78,236	—	78,236
U.S. treasury and government agency securities	14,742	2	(939)	13,805	—	13,805
Commercial mortgage-backed securities	49,943	—	(5,659)	44,284	—	44,284
Residential mortgage-backed securities	598,380	8	(57,554)	540,834	—	540,834
Commercial collateralized mortgage obligations	31,263	—	(2,697)	28,566	—	28,566
Residential collateralized mortgage obligations	160,422	15	(19,610)	140,827	—	140,827
Total	$1,237,433	$ 686	$ (135,591)	$1,102,528	$ —	$1,102,528
Held to maturity:						
State and municipal securities	$ 11,145	$ —	$ (689)	$ 10,456	$ (50)	$ 11,095
Securities carried at fair value through income:						
State and municipal securities[1]	$ 6,515	$ —	$ —	$ 6,512	$ —	$ 6,512

---

[1] Securities carried at fair value through income have no unrealized gains or losses at the consolidated balance sheet dates as all changes in value have been recognized in the consolidated statements of income. See *Note 6 — Fair Value of Financial Instruments* for more information.

Securities with unrealized losses at December 31, 2025 and 2024 aggregated by investment category and those individual securities that have been in a continuous unrealized loss position for less than 12 months, and for 12 months or more, were as follows.

(Dollars in thousands) December 31, 2025	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale:						
State and municipal securities	$ 17,469	$ (158)	$ 216,568	$ (29,396)	$ 234,037	$ (29,554)
Corporate bonds	4,006	(29)	33,324	(1,763)	37,330	(1,792)
U.S. treasury and government agency securities	117	(1)	2,973	(692)	3,090	(693)
Commercial mortgage-backed securities	—	—	13,797	(1,717)	13,797	(1,717)
Residential mortgage-backed securities	20,436	(255)	240,923	(28,674)	261,359	(28,929)
Commercial collateralized mortgage obligations	—	—	15,180	(1,062)	15,180	(1,062)
Residential collateralized mortgage obligations	—	—	93,659	(13,094)	93,659	(13,094)
Total	$ 42,028	$ (443)	$ 616,424	$ (76,398)	$ 658,452	$ (76,841)
Held to maturity:						
State and municipal securities	$ —	$ —	$ 9,607	$ (993)	$ 9,607	$ (993)
December 31, 2024						
Available for sale:						
State and municipal securities	$ 18,349	$ (346)	$ 226,484	$ (43,536)	$ 244,833	$ (43,882)
Corporate bonds	7,450	(550)	59,443	(4,700)	66,893	(5,250)
U.S. treasury and government agency securities	10,062	(52)	3,423	(887)	13,485	(939)
Commercial mortgage-backed securities	4,418	(120)	39,866	(5,539)	44,284	(5,659)
Residential mortgage-backed securities	148,383	(1,296)	386,414	(56,258)	534,797	(57,554)
Commercial collateralized mortgage obligations	13,014	(148)	15,552	(2,549)	28,566	(2,697)
Residential collateralized mortgage obligations	14,884	(291)	109,416	(19,319)	124,300	(19,610)
Total	$ 216,560	$ (2,803)	$ 840,598	$ (132,788)	$1,057,158	$ (135,591)
Held to maturity:						
State and municipal securities	$ —	$ —	$ 10,456	$ (689)	$ 10,456	$ (689)

At December 31, 2025, the Company had 378 individual securities that were in an unrealized loss position. Management evaluates available for sale debt securities in unrealized loss positions to determine whether the impairment is due to credit-related factors or noncredit-related factors. Consideration is given to (1) the extent to which the fair value is less than the cost, and (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Management does not currently intend to sell any securities in an unrealized loss position and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Accordingly, at December 31, 2025, management believes that the unrealized losses detailed in the previous table are due to noncredit-related factors, including changes in interest rates and other market conditions.

The following tables present the activity in the allowance for credit losses for held-to-maturity securities.

(Dollars in thousands)	Years Ended December 31,		
Allowance for credit losses:	**2025**	**2024**	**2023**
Balance at January 1,	$ 50	$ 63	$ 899
Recovery for credit losses for held to maturity securities	(9)	(13)	(836)
Balance at December 31,	$ 41	$ 50	$ 63

Management has made the accounting policy election to exclude accrued interest receivable on securities from the estimate of credit losses. There were no past due or nonaccrual available for sale or held to maturity securities at December 31, 2025, or 2024. Accrued interest on securities of $5.9 million and $5.3 million at December 31, 2025, and 2024, respectively, was included in accrued interest receivable and other assets on the face of the consolidated balance sheets.

Proceeds from sales and calls, and related gross gains and losses of securities available for sale, are shown below.

(Dollars in thousands)	Years Ended December 31,		
	2025	**2024**	**2023**
Proceeds from sales/calls	$ 248,621	$ 231,199	$ 291,189
Gross realized gains	—	357	596
Gross realized losses	(14,448)	(15,156)	(12,231)

The following table presents the amortized cost and fair value of securities available for sale and held to maturity at December 31, 2025, grouped by contractual maturity. Mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, which do not have contractual payments due at a single maturity date, are shown separately. Actual maturities for mortgage-backed securities and collateralized mortgage obligations will differ from contractual maturities as a result of prepayments made on the underlying loans.

(Dollars in thousands)	Held to Maturity		Available for Sale	
December 31, 2025	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	$ —	$ —	$ 8,598	$ 8,592
Due after one year through five years	5,143	4,549	42,282	41,316
Due after five years through ten years	5,457	5,058	165,821	151,633
Due after ten years	—	—	167,515	152,187
Commercial mortgage-backed securities	—	—	16,982	15,286
Residential mortgage-backed securities	—	—	478,875	454,485
Commercial collateralized mortgage obligations	—	—	83,143	82,793
Residential collateralized mortgage obligations	—	—	222,893	210,884
Total	$ 10,600	$ 9,607	$ 1,186,109	$ 1,117,176

The following table presents carrying amounts of securities pledged as collateral for deposits and repurchase agreements at the periods presented.

(Dollars in thousands)	**December 31, 2025**	**December 31, 2024**
Carrying value of securities pledged to secure public deposits	$ 671,626	$ 504,554
Carrying value of securities pledged to repurchase agreements	22,405	4,731

The Bank has entered into various fair value hedging transactions to mitigate the impact of changing interest rates on the fair values of certain available-for-sale securities. See *Note 13 — Derivative Financial Instruments* for disclosure of the gains and losses recognized on derivative instruments and the cumulative fair value hedging adjustments to the carrying amount of the hedged securities.

Note 4 — Equity Method Investments

On July 1, 2025, the Company increased its ownership in Argent Financial Group, Inc. to an amount in excess of 20% of Argent's outstanding capital stock through a series of acquisitions of previously issued shares from other shareholders, resulting in the application of the equity method for this investment. The Company identified a total basis difference of $39.3 million, consisting of $23.8 million of equity method goodwill and $19.7 million of identifiable intangible assets, partially offset by a $4.2 million deferred tax liability. The identifiable intangible basis differences are being amortized on a straight-line basis over estimated useful lives of 11-19 years, with the related deferred tax liability being released over the same period. The goodwill is not subject to amortization. The Company evaluates equity method investments for impairment whenever events or changes in circumstance indicate that the carrying amount of an investment might not be recoverable.

The Company's percentage of ownership and carrying amount of the equity method investments are summarized as follows:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
	Ownership %	Carrying Amount	Ownership %	Carrying Amount
Argent Financial Group, Inc. [1]	20.1 %	$ 51,768	N/A	N/A
Various equity method investments in limited partnerships and LLCs [2]	6.0	15,734	5.1 %	$ 18,971
Equity method investments		$ 67,502		$ 18,971

_____

[1] Included in non-marketable equity securities held in other financial institutions in the Company's *Consolidated Balance Sheet* at December 31, 2024.
[2] The ownership percentage represents the weighted average ownership for equity method investments in limited partnerships and LLCs.

The Company's proportionate share of the income (loss) resulting from these investments is reported through "Equity method investment (loss) income" in the Company's consolidated statements of income.

Note 5 — Loans

Loans consist of the following:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Loans held for sale	$ 1,032	$ 10,494
LHFI:		
Loans secured by real estate:		
Commercial real estate[1]	$ 2,523,905	$ 2,477,431
Construction/land/land development	611,220	864,011
Residential real estate[2]	1,997,760	1,857,589
Total real estate	5,132,885	5,199,031
Commercial and industrial	1,989,218	2,002,634
Mortgage warehouse lines of credit	528,781	349,081
Consumer	20,033	22,967
Total LHFI[3]	7,670,917	7,573,713
Less: Allowance for loan credit losses ("ALCL")	96,782	91,060
LHFI, net	$ 7,574,135	$ 7,482,653

_____

[1] Includes owner-occupied commercial real estate of $1.0 billion and $975.9 million at December 31, 2025 and 2024 respectively.
[2] Includes multifamily real estate of $553.1 million and $425.5 million at December 31, 2025 and 2024, respectively.
[3] Includes unamortized purchase accounting adjustment and net deferred loan fees of $10.6 million and $9.8 million at December 31, 2025 and 2024, respectively.

Credit quality indicators. As part of the Company's commitment to managing the credit quality of its loan portfolio, management annually and periodically updates and evaluates certain credit quality indicators, which include but are not limited to (i) weighted-average risk rating of the loan portfolio, (ii) net charge-offs, (iii) level of non-performing loans, (iv) level of classified loans (defined as substandard, doubtful and loss), and (v) the general economic conditions particularly in the cities and states in which the Company operates. The Company maintains an internal risk rating system where ratings are assigned to individual loans based on assessed risk. Loan risk ratings are the primary indicator of credit quality for the loan portfolio and are continually evaluated to ensure they are appropriate based on currently available information.

The following is a summary description of the Company's internal risk ratings:

• Pass (1-6)	Loans within this risk rating are further categorized as follows:
Minimal risk (1)	Well-collateralized by cash equivalent instruments held by the Bank.
Moderate risk (2)	Borrowers with excellent asset quality and liquidity. Borrowers' capitalization and liquidity exceed industry norms. Borrowers in this category have significant levels of liquid assets and have a low level of leverage.
Better than average risk (3)	Borrowers with strong financial strength and excellent liquidity that consistently demonstrate strong operating performance. Borrowers in this category generally have a sizable net worth that can be converted into liquid assets within 12 months.
Average risk (4)	Borrowers with sound credit quality and financial performance, including liquidity. Borrowers are supported by sufficient cash flow coverage generated through operations across the full business cycle.
Marginally acceptable risk (5)	Loans generally meet minimum requirements for an acceptable loan in accordance with lending policy but possess one or more attributes that cause the overall risk profile to be higher than the majority of newly approved loans.
Watch (6)	A passing loan with one or more factors that identify a potential weakness in the overall ability of the borrower to repay the loan. These weaknesses are generally mitigated by other factors that reduce the risk of delinquency or loss.
• Special Mention (7)	This grade is intended to be temporary and includes borrowers whose credit quality has deteriorated and is at risk of further decline.
• Substandard (8)	This grade includes "Substandard" loans under regulatory guidelines. Substandard loans exhibit a well-defined weakness that jeopardizes debt repayment in accordance with contractual agreements, even though the loan may be performing. These obligations are characterized by the distinct possibility that a loss may be incurred if these weaknesses are not corrected, and repayment may be dependent upon collateral liquidation or secondary source of repayment.
• Doubtful (9)	This grade includes "Doubtful" loans under regulatory guidelines. Such loans are placed on nonaccrual status and repayment may be dependent upon collateral with no readily determinable valuation or valuations that are highly subjective in nature. Repayment for these loans is considered improbable based on currently existing facts and circumstances.
• Loss (0)	This grade includes "Loss" loans under regulatory guidelines. Loss loans are charged-off or written down when repayment is not expected.

In connection with the review of the loan portfolio, the Company considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. The list of loans to be reviewed for possible individual evaluation consists of unsecured loans over 90 days past due; loans greater than $50,000 that are either modified loans to borrowers experiencing financial difficulty or collateralized loans 180 days or more past due; as well as loans greater than $100,000 in which the borrower has either filed bankruptcy, is rated classified or non-accrual, and/or is a consumer loan with a FICO score under 625. Loans $50,000 or less will be evaluated collectively in designated pools unless a loss exposure has been identified. Some additional risk elements considered by loan type include:

- for commercial real estate loans, the debt service coverage ratio, operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

- for construction, land and land development loans, the perceived feasibility of the project, including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer, and loan to value ratio;

- for residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral;

- for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and

- for mortgage warehouse loans, the borrower's adherence to agency or investor underwriting guidelines, while the risk associated with the underlying consumer mortgage loan repayments, similar to other consumer loans, depends on the borrower's financial stability and are more likely than commercial loans to be adversely affected by divorce, job loss, illness and other personal hardships.

Purchased loans that have experienced more than insignificant credit deterioration since origination at the time of acquisition are purchase credit deteriorated ("PCD") loans. An allowance for credit losses is determined using the same methodology as other individually evaluated loans. The Company held approximately $5.4 million and $12.3 million of unpaid principal balance PCD loans at December 31, 2025 and December 31, 2024, respectively.

Please see *Note 1 — Significant Accounting Policies* included in these *Notes to Consolidated Financial Statements* for a description of our accounting policies related to purchased financial assets with credit deterioration.

The following table reflects recorded investments in loans by credit quality indicator and origination year at December 31, 2025, and gross charge-offs for the year ended December 31, 2025, excluding loans held for sale. Loans acquired are shown in the table by origination year, not merger date. The Company had an immaterial amount of revolving loans converted to term loans at December 31, 2025.

| | Term Loans | | | | | | | |
| | Amortized Cost Basis by Origination Year | | | | | | | |
(Dollars in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial real estate:								
Pass	$ 566,147	$ 211,520	$ 302,448	$718,350	$ 323,489	$ 310,901	$ 61,123	$2,493,978
Special mention	—	—	—	6,225	—	1,602	—	7,827
Classified	529	8,146	4,887	1,664	2,136	4,638	100	22,100
Total commercial real estate loans	$ 566,676	$ 219,666	$ 307,335	$726,239	$ 325,625	$ 317,141	$ 61,223	$2,523,905
Year-to-date gross charge-offs	$ —	$ —	$ 10	$ —	$ 34	$ 427	$ 257	$ 728
Construction/land/land development:								
Pass	$ 235,134	$ 84,044	$ 88,060	$ 80,150	$ 57,982	$ 5,828	$ 34,246	$ 585,444
Special mention	—	—	—	—	—	—	—	—
Classified	124	723	3,996	11,242	2,727	826	6,138	25,776
Total construction/land/land development loans	$ 235,258	$ 84,767	$ 92,056	$ 91,392	$ 60,709	$ 6,654	$ 40,384	$ 611,220
Year-to-date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate:								
Pass	$ 395,647	$ 113,691	$ 265,814	$556,247	$ 250,985	$ 245,833	$ 115,964	$1,944,181
Special mention	—	—	—	—	—	—	—	—
Classified	4,719	836	14,060	24,756	4,305	4,857	46	53,579
Total residential real estate loans	$ 400,366	$ 114,527	$ 279,874	$581,003	$ 255,290	$ 250,690	$ 116,010	$1,997,760
Year-to-date gross charge-offs	$ —	$ 36	$ 86	$ 267	$ —	$ —	$ 100	$ 489
Commercial and industrial:								
Pass	$ 425,600	$ 151,628	$ 158,442	$ 81,585	$ 54,154	$ 29,762	$ 1,039,561	$1,940,732
Special mention	—	—	—	1,434	—	—	1,063	2,497
Classified	7,115	4,267	4,219	7,121	301	529	22,437	45,989
Total commercial and industrial loans	$ 432,715	$ 155,895	$ 162,661	$ 90,140	$ 54,455	$ 30,291	$ 1,063,061	$1,989,218
Year-to-date gross charge-offs	$ 131	$ 2,958	$ 553	$ 4,206	$ 757	$ 1,746	$ 33,340	$ 43,691
Mortgage Warehouse Lines of Credit:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 528,781	$ 528,781
Year-to-date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer:								
Pass	$ 8,621	$ 3,625	$ 1,587	$ 348	$ 96	$ 25	$ 5,547	$ 19,849
Classified	—	134	19	16	—	—	15	184
Total consumer loans	$ 8,621	$ 3,759	$ 1,606	$ 364	$ 96	$ 25	$ 5,562	$ 20,033
Year-to-date gross charge-offs	$ 14	$ 23	$ 24	$ 2	$ —	$ 20	$ 91	$ 174

The following table reflects recorded investments in loans by credit quality indicator and origination year at December 31, 2024, and gross charge-offs for the year ended December 31, 2024, excluding loans held for sale. Loans acquired are shown in the table by origination year, not merger date. The Company had an immaterial amount of revolving loans converted to term loans at December 31, 2024.

| | | | | | | | | | | | | | | Term Loans | | | | | |
| | | | | | | | | | | | | | | Amortized Cost Basis by Origination Year | | | | | |
(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial real estate:								
Pass	$ 229,213	$ 355,744	$ 918,847	$407,666	$ 220,040	$ 277,379	$ 54,391	$2,463,280
Special mention	1,209	—	—	23	907	1,252	238	3,629
Classified	949	1,151	1,155	2,503	1,539	2,968	257	10,522
Total commercial real estate loans	$ 231,371	$ 356,895	$ 920,002	$410,192	$ 222,486	$ 281,599	$ 54,886	$2,477,431
Year-to-date gross charge-offs	$ —	$ 36	$ 193	$ —	$ 251	$ —	$ —	$ 480
Construction/land/land development:								
Pass	$ 153,847	$ 206,970	$ 290,035	$123,645	$ 14,903	$ 3,343	$ 47,982	$ 840,725
Special mention	—	—	547	—	—	—	145	692
Classified	1,366	2,331	10,552	5,053	731	219	2,342	22,594
Total construction/land/land development loans	$ 155,213	$ 209,301	$ 301,134	$128,698	$ 15,634	$ 3,562	$ 50,469	$ 864,011
Year-to-date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate:								
Pass	$ 147,379	$ 319,186	$ 522,226	$305,893	$ 215,305	$ 179,503	$ 112,471	$1,801,963
Special mention	—	—	—	18,176	124	309	—	18,609
Classified	1,962	8,068	17,898	3,123	748	4,854	364	37,017
Total residential real estate loans	$ 149,341	$ 327,254	$ 540,124	$327,192	$ 216,177	$ 184,666	$ 112,835	$1,857,589
Year-to-date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 11	$ —	$ 11
Commercial and industrial:								
Pass	$ 280,152	$ 265,237	$ 171,157	$ 87,040	$ 20,938	$ 54,565	$ 1,066,600	$1,945,689
Special mention	—	70	5,652	39	—	545	2,172	8,478
Classified	4,312	6,706	13,578	1,022	691	375	21,783	48,467
Total commercial and industrial loans	$ 284,464	$ 272,013	$ 190,387	$ 88,101	$ 21,629	$ 55,485	$ 1,090,555	$2,002,634
Year-to-date gross charge-offs	$ 346	$ 1,171	$ 2,103	$ 4,477	$ 162	$ 595	$ 13,933	$ 22,787
Mortgage Warehouse Lines of Credit:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 349,081	$ 349,081
Year-to-date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer:								
Pass	$ 10,060	$ 4,290	$ 1,277	$ 271	$ 210	$ 32	$ 6,645	$ 22,785
Classified	23	64	79	—	—	—	16	182
Total consumer loans	$ 10,083	$ 4,354	$ 1,356	$ 271	$ 210	$ 32	$ 6,661	$ 22,967
Year-to-date gross charge-offs	$ —	$ 19	$ 47	$ 3	$ —	$ 5	$ 288	$ 362

The following tables present the Company's loan portfolio aging analysis at the dates indicated:

		December 31, 2025					
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Loans secured by real estate:							
Commercial real estate	$ —	$ 4,203	$ 9,884	$ 14,087	$2,509,818	$2,523,905	$ —
Construction/land/land development	137	45	14,484	14,666	596,554	611,220	—
Residential real estate	9,912	3,333	22,368	35,613	1,962,147	1,997,760	—
Total real estate	10,049	7,581	46,736	64,366	5,068,519	5,132,885	—
Commercial and industrial	895	254	7,792	8,941	1,980,277	1,989,218	—
Mortgage warehouse lines of credit	—	—	—	—	528,781	528,781	—
Consumer	127	63	104	294	19,739	20,033	—
Total LHFI	$ 11,071	$ 7,898	$ 54,632	$ 73,601	$7,597,316	$7,670,917	$ —

		December 31, 2024					
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Loans secured by real estate:							
Commercial real estate	$ 3,576	$ 1,019	$ 957	$ 5,552	$2,471,879	$2,477,431	$ —
Construction/land/land development	441	33	4,876	5,350	858,661	864,011	—
Residential real estate	12,655	5,219	5,723	23,597	1,833,992	1,857,589	—
Total real estate	16,672	6,271	11,556	34,499	5,164,532	5,199,031	—
Commercial and industrial	3,873	2,206	1,596	7,675	1,994,959	2,002,634	—
Mortgage warehouse lines of credit	—	—	—	—	349,081	349,081	—
Consumer	199	7	57	263	22,704	22,967	—
Total LHFI	$ 20,744	$ 8,484	$ 13,209	$ 42,437	$7,531,276	$7,573,713	$ —

ORIGIN BANCORP, INC.
Notes to Consolidated Financial Statements

The following tables detail activity in the ALCL by portfolio segment. Management has made the accounting policy election to exclude accrued interest receivable on loans from the estimate of loan credit losses. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories. Accrued interest on loans receivable of $28.9 million and $32.6 million at December 31, 2025 and December 31, 2024, respectively, was included in accrued interest receivable and other assets on the face of the consolidated balance sheets.

	Year Ended December 31, 2025						
	Commercial Real Estate	Construction/ Land/ Land Development	Residential Real Estate	Commercial and Industrial	Mortgage Warehouse Lines of Credit	Consumer	Total
	(Dollars in thousands)						
Beginning balance	$ 16,546	$ 7,398	$ 12,454	$ 53,449	$ 501	$ 712	$ 91,060
Charge-offs	728	—	489	43,691	—	174	45,082
Recoveries	18	—	60	5,392	—	31	5,501
Provision[1]	3,093	(179)	2,463	39,346	412	168	45,303
Ending balance	$ 18,929	$ 7,219	$ 14,488	$ 54,496	$ 913	$ 737	$ 96,782
Average balance	$2,457,523	$ 702,655	$1,969,247	$2,013,301	$ 412,030	$ 21,482	$7,576,238
Net charge-offs to loan average balance	0.03 %	— %	0.02 %	1.90 %	— %	0.67 %	0.52 %

[1] The $46.3 million provision for credit losses on the consolidated statements of income includes a $45.3 million provision for loan losses, a $1.0 million provision expense for off-balance sheet commitments and a $9,000 net benefit provision for held to maturity securities credit losses for the year ended December 31, 2025.

	Year Ended December 31, 2024						
	Commercial Real Estate	Construction/ Land/ Land Development	Residential Real Estate	Commercial and Industrial	Mortgage Warehouse Lines of Credit	Consumer	Total
	(Dollars in thousands)						
Beginning balance	$ 19,625	$ 9,990	$ 10,619	$ 55,330	$ 529	$ 775	$ 96,868
Charge-offs	480	—	11	22,787	—	362	23,640
Recoveries	530	—	16	8,583	—	23	9,152
Provision[1]	(3,129)	(2,592)	1,830	12,323	(28)	276	8,680
Ending balance	$ 16,546	$ 7,398	$ 12,454	$ 53,449	$ 501	$ 712	$ 91,060
Average balance	$2,485,800	$ 1,035,871	$1,799,963	$2,087,361	$ 420,665	$ 22,962	$7,852,622
Net charge-offs to loan average balance	— %	— %	— %	0.68 %	— %	1.48 %	0.18 %

[1] The $7.4 million provision for credit losses on the consolidated statements of income includes a $8.7 million provision for loan credit losses, a $1.2 million and $13,000 net benefit provision for off-balance sheet commitments and held to maturity securities credit losses, respectively, for the year ended December 31, 2024.

	Year Ended December 31, 2023						
	Commercial Real Estate	**Construction/ Land/ Land Development**	**Residential Real Estate**	**Commercial and Industrial**	**Mortgage Warehouse Lines of Credit**	**Consumer**	**Total**
	(Dollars in thousands)						
Beginning balance	$ 19,772	$ 7,776	$ 8,230	$ 50,148	$ 379	$ 856	$ 87,161
Charge-offs	42	—	27	11,833	—	147	12,049
Recoveries	140	3	17	4,068	—	14	4,242
Provision[1]	(245)	2,211	2,399	12,947	150	52	17,514
Ending balance	$ 19,625	$ 9,990	$ 10,619	$ 55,330	$ 529	$ 775	$ 96,868
Average balance	$2,404,530	$ 1,015,178	$1,629,589	$2,054,081	$ 314,079	$ 24,627	$7,442,084
Net charge-offs to loan average balance	— %	— %	— %	0.38 %	— %	0.54 %	0.10 %

_____

[1] The $16.8 million provision for credit losses on the consolidated statements of income includes a $17.5 million provision for loan credit losses, a $75,000 provision for off-balance sheet commitments and a $836,000 net benefit provision for held to maturity securities credit losses for the year ended December 31, 2023.

The increase in charge-offs during the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily due to net charge-offs of $29.5 million in the current year related to the borrower fraud impacting the Tricolor Holdings, LLC loan relationship, which was first disclosed in our Current Report on Form 8-K filed on September 10, 2025, and discussed in subsequent filings.

The increase in charge-offs during the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily driven by charge-offs relating to four commercial and industrial relationships totaling $15.2 million during the year ended December 31, 2024, compared to four commercial and industrial relationships totaling $6.8 million being the major driver for charge-offs during the year ended December 31, 2023.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related ALCL allocated to these loans:

	December 31, 2025						
(Dollars in thousands)	**Commercial Real Estate**	**Construction/ Land/ Land Development**	**Residential Real Estate**	**Commercial and Industrial**	**Mortgage Warehouse Lines of Credit**	**Consumer**	**Total**
Real Estate	$ 4,409	$ 206	$ 14,803	$ —	$ —	$ —	$ 19,418
Accounts Receivable	—	—	—	189	—	—	189
Equipment	—	—	—	119	—	—	119
Other	—	—	—	206	—	—	206
Total	$ 4,409	$ 206	$ 14,803	$ 514	$ —	$ —	$ 19,932
ALCL Allocation	$ —	$ —	$ 61	$ —	$ —	$ —	$ 61

	December 31, 2024						
(Dollars in thousands)	**Commercial Real Estate**	**Construction/ Land/ Land Development**	**Residential Real Estate**	**Commercial and Industrial**	**Mortgage Warehouse Lines of Credit**	**Consumer**	**Total**
Real Estate	$ 832	$ —	$ 16,804	$ —	$ —	$ —	$ 17,636
Equipment	—	—	—	42	—	46	88
Total	$ 832	$ —	$ 16,804	$ 42	$ —	$ 46	$ 17,724
ALCL Allocation	$ —	$ —	$ 121	$ —	$ —	$ —	$ 121

Collateral-dependent loans consist primarily of residential real estate, commercial real estate and commercial and industrial loans. These loans are individually evaluated when foreclosure is probable or when the repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral. In the case of commercial and industrial loans secured by equipment, the fair value of the collateral is estimated by third-party valuation experts. Loan balances are charged down to the underlying collateral value when they are deemed uncollectible. Note that the Company did not elect to use the collateral maintenance agreement practical expedient available under the current expected credit loss ("CECL") guidance.

Nonaccrual LHFI was as follows:

	Nonaccrual With No Allowance for Credit Loss		Total Nonaccrual	
(Dollars in thousands) Loans secured by real estate:	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Commercial real estate	$ 11,167	$ 832	$ 13,212	$ 4,974
Construction/land/land development	8,139	—	16,388	18,505
Residential real estate	33,418	16,048	39,480	36,221
Total real estate	52,724	16,880	69,080	59,700
Commercial and industrial	870	42	11,919	15,120
Consumer	—	46	185	182
Total nonaccrual loans	$ 53,594	$ 16,968	$ 81,184	$ 75,002

All interest formerly accrued but not received for loans placed on nonaccrual status is reversed from interest income. Subsequent receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

No interest income was recorded on nonaccrual loans while they were considered nonaccrual during the years ended December 31, 2025, 2024 and 2023.

The tables below summarize modifications made to borrowers experiencing financial difficulty by loan and modification type during the year ended December 31, 2025, 2024 and 2023:

	Amortized Cost Basis at December 31, 2025			
	Term Extension		Other-Than-Insignificant Payment Delay	
(Dollars in thousands)	Amortized Cost	% of Loans	Amortized Cost	% of Loans
Loans secured by real estate:				
Commercial real estate	$ 8,087	0.32 %	$ —	— %
Construction/land/land development	5,846	0.96	—	—
Residential real estate	1,729	0.09	383	0.02
Total real estate	15,662	0.31	383	0.01
Commercial and industrial	33,960	1.71	56	—
Consumer	45	0.22	31	0.15
Total	$ 49,667	0.65	$ 470	0.01

(Dollars in thousands)	Amortized Cost Basis at December 31, 2024					
	Term Extension		Combination: Term Extension and Interest Rate Reduction		Other-Than-Insignificant Payment Delay	
	Amortized Cost	% of Loans	Amortized Cost	% of Loans	Amortized Cost	% of Loans
Loans secured by real estate:						
Commercial real estate	$ 2,552	0.10 %	$ —	— %	$ —	— %
Construction/land/land development	340	0.04	—	—	—	—
Residential real estate	644	0.03	128	0.01	449	0.02
Total real estate	3,536	0.07	128	—	449	0.01
Commercial and industrial[1]	17,671	0.88	—	—	34	—
Consumer	—	—	3	0.01	—	—
Total	$ 21,207	0.28	$ 131	—	$ 483	0.01

[1] Does not include the loans impacted by the questioned banker activity as a result of not meeting the modification criteria as described in the Accounting Standards Codification 310-10-50-36, "Modifications".

(Dollars in thousands)	Amortized Cost Basis at December 31, 2023					
	Term Extension		Combination: Term Extension and Interest Rate Reduction		Other-Than-Insignificant Payment Delay	
	Amortized Cost	% of Loans	Amortized Cost	% of Loans	Amortized Cost	% of Loans
Loans secured by real estate:						
Commercial real estate	$ 7,845	0.32 %	$ —	— %	$ 428	0.02 %
Construction/land/land development	3,979	0.37	—	—	—	—
Residential real estate	2,599	0.15	190	0.01	98	0.01
Total real estate	14,423	0.27	190	—	526	0.01
Commercial and industrial[1]	21,093	1.02	1,072	0.05	53	—
Total	$ 35,516	0.46	$ 1,262	0.02	$ 579	0.01

The following tables describe the financial effects of the modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025	
	Term Extension	Other-Than-Insignificant Payment Delay
Commercial real estate	Added a weighted average 7.6 months to the life of the modified loans	N/A
Construction/land/land development	Added a weighted average 10.0 months to the life of the modified loans	N/A
Residential real estate	Added a weighted average 16.5 months to the life of the modified loans	Delayed payment of weighted average 3.6 months
Commercial and industrial	Added a weighted average 13.2 months to the life of the modified loans	Delayed payment of weighted average 13.5 months
Consumer	Added a weighted average 14.8 months to the life of the modified loans	Delayed payment of weighted average 1.0 months

	Year Ended December 31, 2024		
	Interest Rate Reduction	**Term Extension**	**Other-Than-Insignificant Payment Delay**
Commercial real estate	N/A	Added a weighted average 11.2 months to the life of the modified loans	N/A
Construction/land/land development	N/A	Added a weighted average 7.5 months to the life of the modified loans	N/A
Residential real estate	Reduced weighted average contractual interest rate from 9.0% to 8.0%	Added a weighted average 10.4 months to the life of the modified loans	Delayed payment of weighted average 7.0 months
Commercial and industrial[(1)]	N/A	Added a weighted average 7.6 months to the life of the modified loans	Delayed payment of weighted average 2.0 months
Consumer	Reduced weighted average contractual interest rate from 9.5% to 6.0%	Added a weighted average 4.9 months to the life of the modified loans	N/A

[(1)] Does not include the loans impacted by the questioned banker activity as a result of not meeting the modification criteria as described in the Accounting Standards Codification 310-10-50-36, "Modifications".

	Year Ended December 31, 2023		
	Interest Rate Reduction	**Term Extension**	**Other-Than-Insignificant Payment Delay**
Commercial real estate	N/A	Added a weighted average 10.7 months to the life of the modified loans	Delayed payment of weighted average 6.0 months
Construction/land/land development	N/A	Added a weighted average 13.0 months to the life of the modified loans	N/A
Residential real estate	Reduced weighted average contractual interest rate from 8.8% to 6.0%	Added a weighted average 32.8 months to the life of the modified loans	Delayed payment of weighted average 2.0 months
Commercial and industrial	Reduced weighted average contractual interest rate from 9.9% to 8.9%	Added a weighted average 9.5 months to the life of the modified loans	Delayed payment of weighted average 6.0 months

The following table depicts the performance of loans that have been modified during the years ended December 31, 2025, 2024 and 2023:

	Payment Status (Amortized Cost Basis)		
	December 31, 2025		
(Dollars in thousands)	**Current**	**30-89 Days Past Due**	**90 Days or More Past Due**
Loans secured by real estate:			
Commercial real estate	$ 7,977	$ —	$ 110
Construction/land/land development	5,846	—	—
Residential real estate	1,952	160	—
Total real estate	15,775	160	110
Commercial and industrial	32,977	557	482
Consumer	76	—	—
Total LHFI	$ 48,828	$ 717	$ 592

(Dollars in thousands)	Payment Status (Amortized Cost Basis)		
	December 31, 2024		
	Current	30-89 Days Past Due	90 Days or More Past Due
Loans secured by real estate:			
Commercial real estate	$ 2,552	$ —	$ —
Construction/land/land development	340	—	—
Residential real estate	1,086	100	35
Total real estate	3,978	100	35
Commercial and industrial[1]	16,193	1,511	—
Consumer	—	3	—
Total LHFI	$ 20,171	$ 1,614	$ 35

---

[1] Does not include the loans impacted by the questioned banker activity as a result of not meeting the modification criteria as described in the Accounting Standards Codification 310-10-50-36, "Modifications".

(Dollars in thousands)	Payment Status (Amortized Cost Basis)		
	December 31, 2023		
	Current	30-89 Days Past Due	90 Days or More Past Due
Loans secured by real estate:			
Commercial real estate	$ 8,272	$ —	$ —
Construction/land/land development	3,979	—	—
Residential real estate	2,484	120	282
Total real estate	14,735	120	282
Commercial and industrial	22,219	—	—
Total LHFI	$ 36,954	$ 120	$ 282

At December 31, 2025 and 2024, the Company had $52,000 and $35,000 of funding commitments for loans in which the terms were modified as a result of the borrowers experiencing financial difficulty, respectively.

The tables below provide the details of loans to borrowers experiencing financial difficulty that experienced a payment default during the years ended December 31, 2025, 2024 and 2023, and were modified in the twelve months prior to that default:

(Dollars in thousands)	At or For The Year Ended December 31, 2025	
	Term Extension	
	Amortized Cost	Default Amount
Loans secured by real estate:		
Commercial real estate	$ 110	$ 110
Construction/land/land development	—	—
Residential real estate	—	—
Total real estate	110	110
Commercial and industrial	500	2,392
Total	$ 610	$ 2,502

(Dollars in thousands)	At or For The Year Ended December 31, 2024			
	Term Extension			
	Amortized Cost		Default Amount	
Residential real estate	$	35	$	35
Commercial and industrial[(1)]		819		7,364
Total	$	854	$	7,399

_____
(1)   Does not include the loans impacted by the questioned banker activity as a result of not meeting the modification criteria as described in the Accounting Standards Codification 310-10-50-36, "Modifications".

(Dollars in thousands)	At or For The Year Ended December 31, 2023			
	Term Extension			
	Amortized Cost		Default Amount	
Residential real estate	$	282	$	282
Commercial and industrial		—		10
Total	$	282	$	292

A payment default is defined as a loan that was 90 or more days past due. The Company monitors the performance of modified loans on an ongoing basis. In the event of subsequent default, the ALCL is assessed on the basis of an individual evaluation of each loan. The modifications made during the periods presented did not significantly impact the Company's determination of the allowance for credit losses.

Note 6 — Fair Value of Financial Instruments

Fair value is the exchange price that is expected to be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assets and liabilities are recorded in the Company's consolidated financial statements at fair value. Some are recorded on a recurring basis and some on a nonrecurring basis.

The Company utilizes fair value measurement to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. In cases where quoted market values in an active market are not available, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach to estimate the fair values of its financial instruments. Such valuation techniques are consistently applied.

A hierarchy for fair value has been established, which categorizes the valuation techniques into three levels used to measure fair value. The three levels are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Fair value is based on significant other observable inputs that are generally determined based on a single price for each financial instrument provided to the Company by an unrelated third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in markets that are not active;

- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and

- Other inputs derived from or corroborated by observable market inputs.

Level 3 - Prices or valuation techniques that require inputs that are both significant and unobservable in the market. These instruments are valued using the best information available, some of which is internally developed, and reflects the Company's own assumptions about the risk premiums that market participants would generally require and the assumptions they would use. These estimates can be inherently uncertain.

There were no transfers between fair value reporting levels for any period presented.

Fair Values of Assets and Liabilities Recorded on a Recurring Basis

The following tables summarize financial assets and financial liabilities recorded at fair value on a recurring basis at December 31, 2025 and 2024 segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value. There were no changes in the valuation techniques during the periods presented.

(Dollars in thousands)	Level 1		Level 2		Level 3		Total	
				December 31, 2025				
State and municipal securities	$	—	$	261,042	$	33,842	$	294,884
Corporate bonds		—		54,704		1,000		55,704
U.S. government agency securities		—		3,140		—		3,140
Commercial mortgage-backed securities		—		15,286		—		15,286
Residential mortgage-backed securities		—		454,485		—		454,485
Commercial collateralized mortgage obligations		—		82,793		—		82,793
Residential collateralized mortgage obligations		—		210,884		—		210,884
Securities available for sale		—		1,082,334		34,842		1,117,176
Securities carried at fair value through income		—		—		6,215		6,215
Rabbi Trust assets		839		—		—		839
Other assets - derivatives		—		13,152		—		13,152
Total recurring fair value measurements - assets	$	839	$	1,095,486	$	41,057	$	1,137,382
Other liabilities - derivatives		—		(13,491)		—		(13,491)
Total recurring fair value measurements - liabilities	$	—	$	(13,491)	$	—	$	(13,491)

(Dollars in thousands)	Level 1		Level 2		Level 3		Total	
				December 31, 2024				
State and municipal securities	$	—	$	221,222	$	34,754	$	255,976
Corporate bonds		—		77,236		1,000		78,236
U.S. government agency securities		—		13,805		—		13,805
Commercial mortgage-backed securities		—		44,284		—		44,284
Residential mortgage-backed securities		—		540,834		—		540,834
Commercial collateralized mortgage obligations		—		28,566		—		28,566
Residential collateralized mortgage obligations		—		140,827		—		140,827
Securities available for sale		—		1,066,774		35,754		1,102,528
Securities carried at fair value through income		—		—		6,512		6,512
Loans held for sale		—		10,494		—		10,494
Rabbi Trust assets		509		—		—		509
Other assets - derivatives		—		15,595		—		15,595
Total recurring fair value measurements - assets	$	509	$	1,092,863	$	42,266	$	1,135,638
Other liabilities - derivatives		—		(14,959)		—		(14,959)
Total recurring fair value measurements - liabilities	$	—	$	(14,959)	$	—	$	(14,959)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2025 and 2024, are summarized as follows:

(Dollars in thousands)	Securities Available for Sale		Securities at Fair Value Through Income	
Balance at January 1, 2025	$	35,754	$	6,512
Gain recognized in earnings:				
Other noninterest income		—		18
Loss recognized in AOCI		774		—
Purchases, issuances, sales and settlements:				
Purchases		3,526		—
Settlements		(5,212)		(315)
Balance at December 31, 2025	$	34,842	$	6,215

(Dollars in thousands)	MSR Asset		Securities Available for Sale		Securities at Fair Value Through Income	
Balance at January 1, 2024	$	15,637	$	50,447	$	6,808
Gain (loss) recognized in earnings:						
Mortgage banking revenue		450		—		—
Other noninterest income		—		—		3
Gain recognized in AOCI		—		272		—
Purchases, issuances, sales and settlements:						
Purchases		—		5,396		—
Sales		(16,087)		—		—
Settlements		—		(20,361)		(299)
Balance at December 31, 2024	$	—	$	35,754	$	6,512

The Company obtains fair value measurements for securities available for sale and securities at fair value through income from an independent pricing service; therefore, quantitative unobservable inputs are unknown.

The following methodologies were used to measure the fair value of financial assets and liabilities valued on a recurring basis:

Securities Available for Sale

Securities classified as available for sale are reported at fair value utilizing Level 1, Level 2 or Level 3 inputs. For Level 1 securities, the Company obtains the fair value measurements for those identical assets from an independent pricing service. For Level 2 securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things. In order to ensure the fair values are consistent with ASC 820, *Fair Value Measurements and Disclosures*, the Company periodically checks the fair value by comparing them to other pricing sources, such as Bloomberg LP. The third-party pricing service is subject to an annual review of internal controls in accordance with the Statement on Standards for Attestation Engagements No. 16, which was made available to the Company. In certain cases where Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. For Level 3 securities, the Company determines the fair value of the instruments based on features such as callability, embedded put options, and prepayment optionality. Instruments with put option features are valued at book value, non-putable instruments are priced mainly using a present value calculation based on the spread to the yield curve.

Mortgage Servicing Rights ("MSR")

The Company sold substantially all of its MSR asset and recorded a $410,000 gain on the sale during the year ended December 31, 2024. There were no MSR assets recognized or recorded during the year ended December 31, 2025 or 2024, and the carrying value of the MSR asset is zero at both December 31, 2025 and December 31, 2024.

Derivatives

Fair values for interest rate swap agreements and interest rate lock commitments are based upon the amounts that would be required to settle the contracts. Fair values for risk participations are based on the fair values of the underlying derivative transactions and an assessment of counterparty credit risk. Fair values for interest rate swaps designated as fair value hedges are based upon observable Level 2 inputs such as forward fixed and floating rate projections entered into a discounted cash flow model using factors based upon the market yield curve. Fair values for interest rate options (caps) are based upon observable Level 2 inputs such as forward floating rate and floating rate volatility projections entered into a discounted cash flow model using factors based upon the market yield curve. For further details on interest rate swaps designated as fair value hedges, refer to *Note 13 — Derivative Financial Instruments*.

Fair Values of Assets Recorded on a Recurring Basis for which the Fair Value Option has been Elected

Certain assets are measured at fair value on a recurring basis due to the Company's election to adopt fair value accounting treatment for those assets. For interest-earning assets for which the fair value has been elected, the earned current contractual interest payment is recognized in interest income. For securities carried at fair value through income and loans held for sale, this election allows for a more effective offset of the changes in fair values of the assets and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under ASC Topic 815, *Derivatives and Hedging*. For the Rabbi Trust assets, the Company has elected the fair value option for these investments in order to align their valuation with the related deferred compensation liabilities. At December 31, 2025 and 2024 there were no gains or losses recorded attributable to changes in instrument-specific credit risk. The following tables summarize the difference between the fair value and the unpaid principal balance, amortized cost or contributions, respectively, for financial instruments for which the fair value option has been elected:

	December 31, 2025					
(Dollars in thousands)	**Aggregate Fair Value**		**Amortized Cost/ Contributions**		**Difference**	
Securities carried at fair value through income	$	6,215	$	6,200	$	15
Rabbi Trust assets		839		801		38
Total	$	7,054	$	7,001	$	53

	December 31, 2024					
(Dollars in thousands)	**Aggregate Fair Value**		**Principal Balance/ Amortized Cost/ Contributions**		**Difference**	
Loans held for sale[1]	$	10,494	$	10,228	$	266
Securities carried at fair value through income		6,512		6,515		(3)
Rabbi Trust Assets		509		499		10
Total	$	17,515	$	17,242	$	273

---

[1] There were no loans held for sale that were designated as nonaccrual or 90 days or more past due at December 31, 2024. Please see the *Loans Held for Sale* section below for more details.

Changes in the fair value of assets for which the Company elected the fair value option are classified in the *Consolidated Statements of Income* line items reflected in the following table:

(Dollars in thousands)	Years Ended December 31,		
Changes in fair value included in noninterest income:	**2025**	**2024**	**2023**
Mortgage banking revenue (loans held for sale)[1]	$ —	$ (111)	$ (66)
Other income:			
Securities carried at fair value through income	18	4	726
Total fair value option impact on noninterest income	$ 18	$ (107)	$ 660
Changes in fair value included in noninterest expense:			
Rabbi Trust assets	$ (28)	$ 6	$ —
Deferred compensation liabilities related to Rabbi Trust assets[2]	28	(6)	—
Total fair value option impact on noninterest expense	$ —	$ —	$ —

[1]   Please see the *Loans Held for Sale* section below for more details.
[2]   Please see the *Rabbi Trust* section below for more detail on its impact on the Company's net income.

The following methodologies were used to measure the fair value of financial assets valued on a recurring basis for which the fair value option was elected:

Loans Held for Sale

Prior to January 1, 2025, the Company had elected to use the fair value option when measuring the valuation of the loans held for sale portfolio. During the quarter ended March 31, 2025, we sold all loans that were previously recorded using the fair value option, and all unsold loans funded in 2025 are valued at the lower of amortized cost basis or market determined as of the balance sheet date. Fair values for loans held for sale were established using anticipated sale prices for loans allocated to a sale commitment, and those unallocated to a commitment are valued based on the interest rate and term for similar loans allocated. The Company believed the fair value approximated an exit price.

Securities at Fair Value through Income

Securities carried at fair value through income are valued using a discounted cash flow with a credit spread applied to each instrument based on the creditworthiness of each issuer. The credit spread was 227 basis points at both December 31, 2025 and 2024. The Company believes the fair value approximates an exit price.

Rabbi Trust

The Company maintains a Rabbi Trust to fund obligations under the Origin Bank Nonqualified Deferred Compensation Plan. Investments within the Rabbi Trust consist of various mutual funds based on the participants individual investment elections. The Company has elected the fair value option for these investments to align their valuation with the related deferred compensation liabilities. Fair values for the Rabbi Trust investments are valued at the daily closing price as reported by the mutual fund. These assets are included in accrued interest receivable and other assets in the Company's *Consolidated Balance Sheet*, while the offsetting deferred compensation liabilities are included in accrued expenses and other liabilities. Compensation (benefit) expense associated with the deferred compensation liabilities is offset by loss (gain) from the related security investments Rabbi Trust. The net effect of investment income or loss and related compensation expense or benefit has no impact on the Company's net income or cash balances because the fair value adjustments for the assets and the change in the liabilities offset each other. Changes in the fair value of the Rabbi Trust assets and changes in the deferred compensation obligation are recognized in salaries and employee benefits in the accompanying *Consolidated Statements of Income.*

Fair Value of Assets Recorded on a Nonrecurring Basis

Non-marketable equity securities held in other financial institutions

The Company's non-marketable equity securities held in other financial institutions are within Level 2 of the fair value hierarchy and do not have readily determinable fair values. Securities with limited marketability, such as stock in the FRBD or the FHLB, are carried at cost, less impairment, if any, and total $27.8 million and $28.2 million at December 31, 2025 and 2024, respectively. The Company's remaining equity investments in other financial institutions, excluding FRBD and FHLB, totaled $3.3 million and $43.4 million at December 31, 2025 and 2024, respectively, and qualify for the practicability exception under ASC 321 due to having illiquid markets and are carried at cost, less impairment, plus or minus any observable price changes. We believe these amounts approximate the fair value of these securities. To date, no impairment has been recorded on the Company's investments in equity securities that do not have readily determinable fair values. During the years ended December 31, 2025 and 2024, the Company recorded upward fair value adjustments of $7.0 million and $5.2 million, respectively, in Argent Financial Group, Inc. based on observed price changes in orderly transactions during 2024 and an additional investment on July 1, 2025. The additional investment in mid-2025 increased the Company's ownership above the threshold for equity method accounting, requiring remeasurement at fair value immediately prior to adoption. As a result, the investment is now disclosed in equity method investments on the face of the balance sheet.

Individually Evaluated Loans with Credit Losses

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured to determine if any credit loss exists. Allowable methods for determining the amount of credit loss include estimating the fair value using the fair value of the collateral for collateral-dependent loans and a discounted cash flow methodology for other evaluated loans that are not collateral dependent. If the loan is identified as collateral-dependent, the fair value method of measuring the amount of credit loss is utilized. Evaluating the fair value of the collateral for collateral-dependent loans requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. If the loan is not collateral-dependent, the discounted cash flow method is utilized, which involves assumptions and judgments as to credit risk, prepayment risk, liquidity risk, default rates, loss severity, payment speeds, collateral values and discount rate. Loans that have experienced a credit loss with specific allocated losses are within Level 3 of the fair value hierarchy when the credit loss is determined using the fair value method. The fair value of collateral-dependent loans that have specific allocated reserves was approximately $5.2 million and $4.5 million at December 31, 2025 and 2024, respectively.

Non-Financial Assets

Held for sale other real estate owned properties include foreclosed assets and bank-owned real estate, which the Company is no longer utilizing and intends to sell and are the only non-financial assets valued on a nonrecurring basis that are initially recorded by the Company at fair value, less estimated costs to sell. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company's recorded investment in the related loan, a write-down is recognized through a charge to the ALCL. Similarly, real estate-based properties that were formerly operating as bank offices are evaluated at the time the decision is made to sell, and if the fair value, less estimated costs to sell, of the property is less than the Company's net book value, a write-down is recognized. Additionally, valuations are periodically performed by management, and any subsequent reduction in value is recognized by a charge to income. The carrying value and fair value of foreclosed assets and bank-owned real estate held for sale was estimated using Level 3 inputs based on observable market data and was $694,000 and $3.6 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the Company had $5.4 million and $5.1 million, respectively, principal amounts of residential mortgage loans in the process of foreclosure.

Fair Values of Financial Instruments Not Recorded at Fair Value

The carrying value and estimated fair values of financial instruments not recorded at fair value are as follows:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
Financial assets: *Level 1 inputs:*	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and cash equivalents	$ 424,217	$ 424,217	$ 470,249	$ 470,249
Level 2 inputs:				
Non-marketable equity securities held in other financial institutions	31,069	31,069	71,643	71,643
Loans held for sale	1,032	1,032	N/A	N/A
Accrued interest receivable	35,152	35,152	38,901	38,901
Level 3 inputs:				
Securities held to maturity	10,559	9,607	11,095	10,456
LHFI, net	7,574,135	7,459,710	7,482,653	7,209,866
Financial liabilities:				
Level 2 inputs:				
Deposits	8,307,247	8,302,897	8,223,120	8,217,564
FHLB advances, repurchase agreements and other borrowings	19,050	18,989	12,460	12,203
Subordinated indebtedness	16,544	16,530	159,943	159,928
Accrued interest payable	3,239	3,239	8,033	8,033

Note 7 — Premises and Equipment

Major classifications of premises and equipment are summarized below:

(Dollars in thousands)	December 31,	
	2025	2024
Land, buildings and improvements	$ 105,603	$ 105,331
Furniture, fixtures and equipment	47,198	48,299
Leasehold improvements	43,226	44,806
Construction in process	5,547	423
Total premises and equipment	201,574	198,859
Accumulated depreciation	(77,325)	(72,239)
Premises and equipment, net	$ 124,249	$ 126,620

Depreciation expense for premises and equipment totaled $10.2 million, $8.8 million and $8.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8 — Leases

The Company leases certain real estate, as well as certain equipment, under non-cancelable operating leases that expire at various dates through 2052.

The consolidated balance sheets detail and components of the Company's lease expense were as follows:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Operating lease right of use assets (included in Accrued interest receivable and other assets)	$ 51,883	$ 52,832
Operating lease liabilities (included in Accrued expenses and other liabilities)	55,926	55,999
Finance lease right of use assets (included in Premises and equipment, net)	1,586	1,862
Finance lease liabilities (included in Accrued expenses and other liabilities)	1,661	1,932
Weighted average remaining lease term (years) - operating leases	10.39	11.18
Weighted average discount rate - operating leases	4.29 %	4.21 %

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Lease expense:			
Operating lease expense	$ 8,299	$ 7,916	$ 7,884
Other lease expense	355	356	360
Total lease expense	8,654	8,272	8,244
Sublease income	577	339	231
Net lease expense	$ 8,077	$ 7,933	$ 8,013
Right of use assets obtained in exchange for new operating lease liabilities	$ 4,549	$ 11,454	$ 20,568

Maturities of operating lease liabilities at December 31, 2025, were as follows:

(Dollars in thousands)	December 31, 2025
2026	$ 7,925
2027	7,820
2028	7,592
2029	6,574
2030	6,443
Thereafter	34,361
Total lease payments	70,715
Less: Imputed interest	14,789
Total lease obligations	$ 55,926

The Company subleases commercial office spaces to tenants under operating leases. Future lease payments at December 31, 2025, are as follows:

(Dollars in thousands)	December 31, 2025
2026	$ 607
2027	615
2028	563
2029	455
2030	431
Thereafter	960
Total	$ 3,631

Supplemental cash flow related to leases was as follows:

	Years Ended	
(Dollars in thousands)	December 31, 2025	December 31, 2024
Cash paid for operating leases	$ 7,353	$ 7,375

Note 9 — Goodwill and Other Intangible Assets

There were zero changes to the carrying amount of goodwill during the years ended December 31, 2025 or 2024.

The components of the Company's goodwill and other intangible assets are as follows:

(Dollars in thousands) December 31, 2025	Gross Carrying Amount at Year End	Net Carrying Amount at the Beginning of the Year	Accumulated Amortization	Net Carrying Amount at Year End
Goodwill		$ 128,679	N/A	$ 128,679
Other intangible assets:				
Core deposit intangibles	$ 38,356	$ 21,346	$ (21,926)	$ 16,430
Relationship based intangibles	19,650	10,762	(10,265)	9,385
Other intangibles	8,568	5,365	(1,021)	7,547
Total	$ 66,574	$ 37,473	$ (33,212)	$ 33,362
December 31, 2024				
Goodwill		$ 128,679	N/A	$ 128,679
Other intangible assets:				
Core deposit intangibles	$ 38,356	$ 27,412	$ (17,010)	$ 21,346
Relationship based intangibles	19,650	12,281	(8,888)	10,762
Other intangibles	6,068	5,759	(703)	5,365
Total	$ 64,074	$ 45,452	$ (26,601)	$ 37,473

Amortization expense on other intangible assets totaled $6.6 million, $8.0 million and $9.6 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was included as a component of other noninterest expense in the consolidated statements of income.

Estimated future amortization expense for intangible assets remaining at December 31, 2025, was as follows:

(Dollars in thousands)
Years Ended December 31,

2026	$ 5,570
2027	4,689
2028	3,978
2029	3,421
2030	2,997
Thereafter	12,707
Total	$ 33,362

Note 10 — Mortgage Banking

The following table presents the Company's revenue from mortgage banking operations:

(Dollars in thousands)

Mortgage banking revenue	Years Ended December 31,		
	2025	2024	2023
Origination	$ 395	$ 528	$ 483
Gain on sale of loans held for sale	3,892	4,928	3,111
Originations of MSR	—	—	708
Servicing	—	744	3,739
Total gross mortgage revenue	4,287	6,200	8,041
MSR asset valuation adjustments, net	—	450	(4,089)
Gain on sale of MSR asset	—	410	—
Mortgage HFS and pipeline fair value adjustment	(597)	(1)	(53)
MSR asset hedge impact	—	(479)	(543)
Mortgage banking revenue	$ 3,690	$ 6,580	$ 3,356

Mortgage Servicing Rights

Activity in the MSR asset was as follows:

(Dollars in thousands)

	Years Ended December 31,		
	2025	2024	2023
Balance at beginning of period	$ —	$ 15,637	$ 20,824
Addition of servicing rights	—	—	708
Settlement of sale of MSR asset	—	(16,087)	(1,806)
Valuation adjustment, net of amortization	—	450	(4,089)
Balance at end of period	$ —	$ —	$ 15,637

The Company sold substantially all of its MSR asset and recorded a $410,000 gain on the sale during the year ended December 31, 2024. There were no MSR assets recognized or recorded during the year ended December 31, 2025 or 2024, and the Company is no longer retaining servicing on sold loans.

Prior to the sale of the Company's MSR asset, the Company received annual servicing fee income approximating 0.25% of the outstanding balance of the underlying loans. In connection with the Company's activities as a servicer of mortgage loans, the investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.

Note 11 — Deposits

Deposit balances are summarized as follows:

		December 31,		
(Dollars in thousands)		**2025**		**2024**
Noninterest-bearing demand	$	1,979,875	$	1,900,651
Money market		3,281,708		2,930,710
Interest bearing demand		1,917,658		2,060,463
Time deposits		829,452		941,000
Brokered deposits[1]		—		80,226
Savings		298,554		310,070
Total	$	8,307,247	$	8,223,120

_____

(1) At December 31, 2024, brokered deposits included brokered time deposits and brokered interest-bearing demand of $80.0 million and $236,000, respectively.

Municipal deposits totaled $1.00 billion and $960.6 million at December 31, 2025 and 2024, respectively.

Included in time and brokered time deposits at December 31, 2025 and 2024, are $406.5 million and $525.1 million, respectively, of time deposits in denominations of $250,000 or more.

Maturities of time deposits, at December 31, 2025, are as follows:

(Dollars in thousands)

Years Ended December 31,		
2026	$	793,582
2027		18,626
2028		9,659
2029		4,430
2030		3,051
Thereafter		104
Total	$	829,452

At December 31, 2025 and 2024, overdrawn deposits of $1.3 million and $2.2 million, respectively, were reclassified as unsecured loans.

Note 12 — Borrowings

Borrowed funds are summarized as follows:

		December 31,		
(Dollars in thousands)		**2025**		**2024**
Long-term FHLB advances	$	5,913	$	6,198
Overnight repurchase agreements with depositors		13,137		6,262
Total FHLB advances and other borrowings	$	19,050	$	12,460
Subordinated indebtedness, net	$	16,544	$	159,943

Security for all indebtedness and outstanding commitments to the FHLB consists of a blanket floating lien on all of the Company's first mortgage loans, commercial real estate and other real estate loans, as well as the Company's investment in capital stock of the FHLB and deposit accounts at the FHLB. The net amounts available under the blanket floating lien at December 31, 2025 and 2024, were $2.39 billion and $2.15 billion, respectively.

Long-Term Borrowings

Interest rates for FHLB long-term advances outstanding at December 31, 2025 and 2024, ranged from 1.99% to 4.57%. These advances are all fixed rate and are subject to restrictions or penalties in the event of prepayment.

Scheduled maturities of long-term advances from the FHLB at December 31, 2025, are as follows:

(Dollars in thousands)

Years Ended December 31,		
2026	$	428
2027		1,149
2028		—
2029		1,307
2030		—
Thereafter		3,029
Total	$	5,913

Short-Term Borrowings

The Company's repurchase agreements include the sale and repurchase of investment securities and mature on a daily basis. The total overnight repurchase agreements with depositors carried a daily average interest rate of 1.67% for the year ended December 31, 2025, and 2.62% for the year ended December 31, 2024.

The Company had unsecured lines of credit for the purchase of federal funds in the amount of $145.0 million at December 31, 2025 and 2024. The Company also had a $75.0 million secured repurchase line of credit at December 31, 2024. There were no amounts outstanding on these lines at either date. It is customary for the financial institutions granting the unsecured lines of credit to require a minimum amount of cash be held on deposit at that institution. Amounts required to be held on deposit are typically $250,000 or less, and the Company has complied with all compensating balance requirements to allow utilization of these lines of credit.

Additionally, at December 31, 2025 and 2024, the Company had the availability to borrow $1.25 billion and $1.33 billion, respectively, from the discount window at the FRBD, with $1.41 billion and $1.57 billion in commercial and industrial loans pledged as collateral, respectively. There were no borrowings against this line at December 31, 2025 or 2024.

Subordinated Indebtedness

The Company had subordinated promissory notes that were assumed in the merger with BTH ("BTH Notes") with origination dates ranging from June 2015 to June 2021. After the five-year anniversary of issuance, the Company had the right to redeem the BTH Notes, in part or in full, at the Company's discretion and, if applicable, subject to receipt of any required regulatory approvals. Primarily due to the declining Tier 2 capital treatment of the BTH Notes, the Company elected to redeem majority of the BTH Notes during the year ended December 31, 2024, and redeemed the remaining balance of $1.1 million during the year ended December 31, 2025.

In February 2020, Origin Bank completed an offering of $70.0 million in aggregate principal amount of 4.25% fixed-to-floating rate subordinated notes due 2030 (the "4.25% Notes") to certain investors in a transaction exempt from registration under Section 3(a)(2) of the Securities Act of 1933, as amended. The 4.25% Notes bore interest at a fixed annual rate of 4.25%, payable semi-annually in arrears, to but excluding February 15, 2025. From and including February 15, 2025, to but excluding the maturity date or early redemption date, the interest rate would equal the three-month LIBOR rate plus 282 basis points, payable quarterly in arrears. On June 30, 2023, in conjunction with the customary fallback provision upon the discontinuation of LIBOR, the rate for the floating rate periods from and including February 15, 2025, on these notes transitioned to the three-month term SOFR plus 308 basis points. Origin Bank elected to redeem the 4.25% Notes on February 15, 2025, as permitted under the terms of the 4.25% Notes.

In October 2020, the Company completed of an offering of $80.0 million in aggregate principal amount of 4.50% fixed-to-floating rate subordinated notes due 2030 (the "4.50% Notes"). The 4.50% Notes bear a fixed interest rate of 4.50% payable semi-annually in arrears, to but excluding November 1, 2025. From and including November 1, 2025, to but excluding the maturity date or earlier redemption date, the interest rate would equal the three-month term Secured Overnight Financing Rate plus 432 basis points, payable quarterly in arrears. During the years ended December 31, 2025, 2024 and 2023, and with the approval of the Board of Governors of the Federal Reserve System, the Company redeemed or repurchased $74.0 million, $1.0 million and $5.0 million, respectively, of the 4.50% Notes leaving no 4.50% Notes outstanding as of December 31, 2025.

The following table is a summary of the terms of the junior subordinated indebtedness at December 31, 2025:

(Dollars in thousands) Issuance Trust	Issuance Date	Maturity Date	Amount Outstanding	Rate Type	Current Rate	Maximum Rate
CTB Statutory Trust I	07/2001	07/2031	$ 6,702	Variable [1]	7.40 %	16.00 %
First Louisiana Statutory Trust I	09/2006	12/2036	4,124	Variable [2]	5.78	16.00
BT Holdings Trust I	05/2007	09/2037	7,217	Variable [3]	5.64	N/A
Par amount			$ 18,043			
Unamortized original issue discount			(926)			
Unamortized purchase accounting discount			(573)			
Total junior subordinated indebtedness at December 31, 2025			$ 16,544			

[1] The trust preferred securities reprice quarterly based on the three-month CME Term SOFR plus 3.30%, plus 0.26161% SOFR spread adjustment, with the last reprice date on October 29, 2025.

[2] The trust preferred securities reprice quarterly based on the three-month CME Term SOFR plus 1.80%, plus 0.26161% SOFR spread adjustment, with the last reprice date on December 11, 2025.

[3] The trust preferred securities reprice quarterly based on the three-month CME Term SOFR plus 1.64%, plus 0.26161% SOFR spread adjustment, with the last reprice date on December 4, 2025.

The balance of the subordinated indebtedness carried on the consolidated balance sheets varies from the outstanding amounts due to the remaining original issue and purchase discount of which was established at the time of issuance or purchase and is being amortized over the remaining life of the securities using the interest method.

Note 13 — Derivative Financial Instruments

Risk Management Objective of Using Derivatives

The Company enters into derivative financial instruments to manage risks related to differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments, as well as to manage changes in fair values of some assets which are marked at fair value through the consolidated statement of income on a recurring basis.

Cash Flow Hedges of Interest Rate Risk

The Company was a party to interest rate swap agreements under which the Company received interest at a variable rate and paid interest at a fixed rate. The derivative instruments represented by these swap agreements were designated as cash flow hedges of the Company's forecasted variable cash flows under variable-rate term borrowing agreements. During the terms of the swap agreements, the effective portion of changes in the fair value of the derivative instruments were recorded in accumulated other comprehensive (loss) income and subsequently reclassified into earnings in the periods that the hedged forecasted variable-rate interest payments affected earnings. During the fourth quarter of 2024, the Company terminated these swap agreements locking in an after-tax gain of $537,000 in other comprehensive income. The gain will be accreted from other comprehensive income into earnings over the remaining term of the swap agreements (March 2027 and April 2027). Additionally, during the duration of these swap agreements, there was no ineffective portion of the change in fair value of the derivatives recognized directly in earnings.

Fair Value Hedges of Interest Rate Risk

The Company entered into interest rate swap agreements concurrently with the purchase of certain fixed-rate AFS securities. The hedging strategy converts the fixed interest rates to variable interest rates based on SOFR. These swaps are designated as fair value hedges of interest rate risk, with the objective of mitigating changes in the fair value of the hedged securities attributable to fluctuations in the benchmark interest rate. Under the terms of the swaps, the Company pays a fixed rate and receives a floating rate based on the SOFR Overnight Index Swap ("OIS") compounded rate. The hedging relationships are expected to be perfectly effective in offsetting changes in the fair value of the hedged securities attributable to movements in the designated benchmark interest rate. These hedges qualify for the shortcut method under applicable accounting guidance. Accordingly, no ongoing quantitative assessment of hedge effectiveness is required for the duration of the hedging relationships.

The fair value of the interest rate swaps is included in accrued interest receivable and other assets or accrued expenses and other liabilities on the face of the consolidated balance sheets, based on their fair value position as of the reporting date. Changes in the fair value of the interest rate swaps and corresponding basis adjustment to the hedged AFS securities are recorded in earnings and fully offset each other. For additional details regarding the valuation and fair value hierarchy of interest rate swaps designated as fair value hedges, refer to *Note 6 — Fair Value of Financial Instruments.*

The follow table presents the amounts recorded in the consolidated balance sheets related to the cumulative adjustments for fair value hedges at the periods presented.

(Dollars in thousands)	Carrying Amount of the Hedged Assets [1]		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Items	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Securities available-for-sale	$ 44,132	$ —	$ 514	$ —

[1] Represents amortized cost for fair value hedge disclosures. Available-for-sale securities are carried at fair value on the consolidated balance sheets.

Derivatives Not Designated as Hedges

Customer interest rate derivative program

The Company offers certain derivatives products, primarily interest rate swaps, and from time to time caps and/or floors, directly to qualified commercial banking customers to facilitate their risk management strategies. In most instances, the Company acts only as an intermediary, simultaneously entering into offsetting agreements with unrelated financial institutions, thereby mitigating its net risk exposure resulting from such transactions without significantly impacting its results of operations. Because the interest rate derivatives associated with this program do not meet hedge accounting requirements, changes in the fair value of both the customer derivatives and any offsetting derivatives are recognized directly in earnings as a component of noninterest income.

From time to time, the Company shares in credit risk on interest rate swap arrangements, by entering into risk participation agreements with syndication partners. These are accounted for at fair value and disclosed as risk participation derivatives.

Mortgage banking derivatives

As part of its mortgage banking and related risk management activities, the Company entered into interest rate lock commitment agreements ("IRLCs") on prospective residential mortgage loans. These IRLCs were derivative financial instruments and the fair value of these IRLCs were included in other assets. During the third quarter of 2025, the Company began utilizing a third-party mortgage company to lock the customer's interest rates and to purchase the loans the Company originates, and as such, as of December 31, 2025, the Company no longer enters into IRLCs with mortgage loan customers.

Fair Values of Derivative Instruments on the Consolidated Balance Sheets

The following tables disclose the notional amount and the fair value of derivative instruments in the Company's consolidated balance sheets at December 31, 2025 and 2024. Derivative instruments and their related gains and losses are reported in other operating activities, net in the statements of cash flows.

(Dollars in thousands)	Notional Amounts[1]		Fair Values	
Derivatives designated as fair value hedging instruments:	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Interest rate swaps included in other liabilities	$ 43,940	$ —	$ (514)	$ —
Derivatives not designated as hedging instruments:				
Interest rate swaps included in other assets	$ 438,595	$ 365,042	$ 13,150	$ 15,264
Interest rate swaps included in other liabilities	432,395	358,527	(12,975)	(14,959)
Caps and floors included in other assets	25,000	—	2	—
Caps and floors included in other liabilities	25,000	—	(2)	—
Risk participation agreements included in other liabilities	12,148	32,494	—	—
Interest rate-lock commitments on residential mortgage loans included in other assets	—	11,007	—	331
	$ 933,138	$ 767,070	$ 175	$ 636

---

[1] Notional or contractual amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the consolidated balance sheets.

The summarized expected weighted average remaining maturity of the notional amount of interest rate swaps and the weighted average interest rates associated with the amounts expected to be received or paid on interest rate swap agreements are presented below.

	December 31, 2025				December 31, 2024			
		Weighted Average				Weighted Average		
(Dollars in thousands)	Notional Amount	Remaining Maturity (in years)	Receive Rate	Pay Rate	Notional Amount	Remaining Maturity (in years)	Receive Rate	Pay Rate
Interest rate swaps designated as fair value hedge	$ 43,940	7.37	4.14 %	3.78 %	$ —	—	— %	— %
Non-hedging interest rate swaps - financial institution counterparties	403,591	3.60	6.37	5.52	358,527	3.36	7.67	5.04
Non-hedging interest rate swaps - customer counterparties	403,591	3.60	5.52	6.37	358,527	3.36	5.04	7.67
Non-hedging interest rate caps - financial institution counterparties[1]	25,000	1.64	3.82	—	—	—	—	—
Non-hedging interest rate caps - customer counterparties[1]	25,000	1.64	—	3.82	—	—	—	—

---

[1] Represents the strike rate for interest rate caps, above which the Company will either pay its customer counterparties or receive from its dealer counterparties.

Gains and losses recognized on derivative instruments were as follows:

(Dollars in thousands)	Years Ended December 31,		
Derivatives designated as fair value hedging instruments:	**2025**	**2024**	**2023**
Amount of gain recognized in interest income on available for sale securities	$ 514	$ —	$ —
Amount of loss recognized in interest income on interest rate swaps - available for sale securities	(514)	—	—
Derivatives not designated as hedging instruments:			
Amount of (loss) gain recognized in mortgage banking revenue	(331)	41	(573)
Amount of (loss) gain recognized in other non-interest income	(130)	38	(41)

Some interest rate swaps included in other assets were subject to a master netting arrangement with the counterparty in all periods presented and could be offset against some amounts included in interest rate swaps included in other liabilities. The Company has chosen not to net these exposures in the consolidated balance sheets, and any impact of netting these amounts would not be significant.

At December 31, 2025 and 2024, the Company had $3.8 million and $670,000 cash collateral on deposit with swap counterparties, respectively. These amounts are included in interest-earning deposits in banks in the consolidated balance sheets and are considered restricted cash until such time as the underlying swaps are settled.

Note 14 — Stock and Incentive Compensation Plans

The Company has granted, and currently has outstanding, stock and incentive compensation awards subject to the provisions of the Company's 2012 Stock Incentive Plan (the "2012 Plan"), and the Company's Omnibus Incentive Plan ("the Omnibus Plan").

The 2012 Plan and the Omnibus Plan (collectively, the "Incentive Plans") are designed to provide flexibility to the Company regarding its ability to motivate, attract and retain the services of key officers, employees and directors. The Incentive Plans allow the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards ("RSA"), restricted stock units ("RSU"), dividend equivalent rights, performance stock units ("PSU") or any combination thereof. A maximum of 1,375,000 shares were originally reserved for issuance under the Incentive Plans. The Omnibus Plan, approved in April 2024, allows for the issuance of 675,000 shares, and no future awards may be granted under the 2012 Plan after adoption of the Omnibus Plan. At December 31, 2025, the maximum number of shares of the Company's common stock available for grant under the Omnibus Plan was 317,943.

Additionally, the Company's stockholders previously approved an employee stock purchase plan ("ESPP") which qualified as an ESPP under IRS guidelines. The ESPP provides for the purchase of up to an aggregate 1,000,000 shares of the Company's common stock by employees. Under the ESPP, employees of the Company, who elect to participate, have the right to purchase a limited number of shares of the Company's common stock at a 15% discount from the lower of the market value of the common stock at the beginning or the end of each one year offering period, beginning on June 1st. The ESPP benefit is treated as compensation to the employee, and the compensation expense will be recognized over the service period based on the grant date fair value of the rights determined at the beginning of the purchase period, adjusted for forfeitures and certain modifications. Forfeitures are recognized as they occur. At December 31, 2025, there was $202,000 of total unrecognized compensation cost related to estimated ESPP shares for the June 1, 2025 - May 31, 2026 ESPP offering period. These costs are expected to be recognized over a period of 0.4 years.

The table below includes the weighted-average assumptions used to calculate the grant date fair value of the ESPP rights for the periods indicated using the Black-Scholes option pricing model:

	Years Ended December 31,		
	2025	**2024**	**2023**
Expected term (in years)	1.00	1.00	1.00
Dividend yield	1.87 %	2.02 %	1.88 %
Risk-free interest rate	4.36	4.94	3.90
Expected volatility	29.94	30.69	31.63

The ESPP shares purchased are as follows for the dates indicated:

	Years Ended December 31,		
	2025	**2024**	**2023**
ESPP shares purchased	58,568	56,658	46,213
Shares available for issuance under the ESPP	812,472	871,040	927,698

The Compensation Committee ("Committee") has approved, and the Company has granted PSUs to select officers and employees under the Incentive Plans. Each PSU represents a right for the participant to receive shares of Company common stock or cash equal to the fair market value of such stock, as determined by the Committee. The number of PSUs to which the participant may be entitled will vary from 0% to 150% of the target number of PSUs, based on the Company's achievement of specified performance criteria during the performance period compared to performance benchmarks adopted by the Committee and, further, the participant's continuous service with the Company through the third anniversary of the date of the grant. Each performance period commences on January 1 and ends three years later on December 31 ("Performance Period").

On December 7, 2022, the Committee and the independent members of the Board also approved a special, one-time stock award to Drake Mills, the Company's President and Chief Executive Officer (the "One-Time Award"), having an approximate value of $10,000,000, was comprised of 129,736 restricted stock units ("CEO RSUs") and 129,735 market-based performance stock units ("CEO PSUs"), and was effective as of December 13, 2022, (the "Grant Date"). In exchange for the One-Time Award, Mr. Mills agreed to a 2-year non-competition covenant, in addition to the standard non-solicitation of customers and employees covenant included in the Company's form of award agreement. Pursuant to the One-Time Award, the CEO RSUs shall vest in five approximately equal installments on each of the third, fourth, fifth, sixth and seventh anniversaries of the Grant Date, subject to Mr. Mills' continued employment with the Company on each respective vesting date, or upon the earlier occurrence of Mr. Mills' death, disability, termination of employment without cause or resignation for good reason. The CEO PSUs shall be eligible to vest based on achievement of five pre-established stock price hurdles (each, a "Stock Price Hurdle") during a seven-year performance period (the "CEO Performance Period"). Achievement of each Stock Price Hurdle requires substantial and sustained growth in the Company's stock price, with each Stock Price Hurdle representing a twenty percent (20%) price appreciation over the 20-day average closing price of the Company's common stock as of the Grant Date (such that 100% appreciation is required for 100% of the CEO PSUs to vest). Each Stock Price Hurdle must be maintained for twenty consecutive days during the CEO Performance Period. Each of the five tranches of CEO PSUs will vest on the later of the date that the applicable Stock Price Hurdle is achieved ("Achieved PSUs") or the third, fourth, fifth, sixth and seventh anniversaries of the Grant Date, respectively, subject to Mr. Mills' continued employment with the Company on each respective vesting date, or upon the earlier occurrence of Mr. Mills' death or disability. If Mr. Mills' employment is terminated without cause or he resigns for good reason, then any Achieved PSUs will become fully vested and unearned CEO PSUs will remain outstanding and eligible to vest based on achievement of the Stock Price Hurdle during the CEO Performance Period. The One-Time Award was granted pursuant to, and subject to the terms and conditions of, the Origin Bancorp, Inc. 2012 Stock Incentive Plan and the Company's form of RSU agreement and PSU agreement, respectively.

Compensation expense for the CEO PSUs will be recognized over the vesting period of the awards based on the fair value of the award at the grant date determined by using a Monte Carlo simulation model with the following inputs:

Simulation Inputs	Year Ended December 31, 2022
Grant date	December 13, 2022
Performance period	seven years
Stock price	$ 36.87
Expected volatility [1]	33.0 %
Risk-free rate [2]	3.5

---

[1]   The expected volatility was determined based on the historical volatilities of the Company and the specified peer group.

[2]   The risk-free interest rate for the performance period was derived from the seven-year continuous U.S. Treasury Yield constant maturity curve on the valuation date.

Restricted Stock and Performance Stock Grants

The Company's RSAs and RSUs are time-vested awards and are granted to the Company's Board of Directors, executives and senior management team. The service period in which time-vested awards are earned ranges from one to seven years. Time-vested awards are valued utilizing the fair value of the Company's stock at the grant date. These awards are recognized on the straight-line method over the requisite service period, with forfeitures recognized as they occur.

The Company's PSU awards, excluding the CEO PSUs, are three-year cliff-vested awards, with each unit divided into two categories ("ROAA Unit Group" and "ROAE Unit Group"), composed of an equivalent number of initial PSUs granted. The PSU share amounts do not reflect potential increases or decreases resulting from the interim performance results until the final performance results are determined at the end of the three-year period. The ROAA Unit Group is based upon the Company's Performance Period Return on Average Assets performance, as defined in the award agreement, and the ROAE Unit Group is based upon the Company's Performance Period Return on Average Equity performance, as defined in the award agreement. The PSUs are initially valued utilizing the fair value of the Company's stock at the grant date, assuming 100% of the target number of units are achieved. Subsequent valuation of the PSUs is determined using the ratio of the actual Company's Performance Period ROAA or ROAE to the Company's targeted Performance Period ROAA or ROAE. The determination of whether and to what extent the performance criteria has been satisfied during the applicable Performance Period shall be made by the Compensation Committee, in its sole and absolute discretion, including disregarding certain nonrecurring, unusual or infrequent items in the ROAA or ROAE calculation as described further in the PSU award agreement. Forfeitures are recognized as they occur.

The following table summarizes the Company's award activity:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	Shares	**Weighted Average Grant-Date Fair Value**	**Shares**	**Weighted Average Grant-Date Fair Value**	**Shares**	**Weighted Average Grant-Date Fair Value**
Nonvested RSAs, January 1,	20,415	$ 33.06	17,629	$ 29.33	27,391	$ 35.37
Granted RSAs	14,760	33.89	20,415	33.06	16,788	28.61
Vested RSAs	(20,415)	33.06	(17,629)	29.33	(26,550)	35.11
Forfeited RSAs	(1,476)	33.89	—	—	—	—
Nonvested RSAs, December 31,	13,284	33.89	20,415	33.06	17,629	29.33
Nonvested RSUs, January 1,	352,002	$ 35.45	318,168	$ 37.69	270,390	$ 39.63
Granted RSUs	123,363	37.26	119,149	32.01	116,098	35.65
Vested RSUs	(124,618)	36.04	(83,889)	38.93	(55,614)	41.98
Forfeited RSUs	(13,116)	33.43	(1,426)	42.15	(12,706)	41.59
Nonvested RSUs, December 31,	337,631	35.97	352,002	35.45	318,168	37.69
Nonvested PSUs, January 1,	265,197	$ 32.07	197,842	$ 28.33	157,367	$ 29.06
Granted PSUs	55,650	39.50	67,355	33.03	43,591	31.77
Vested PSUs	(17,191)	44.77	—	—	—	—
Forfeited PSUs[1]	(9,738)	44.77	—	—	(3,116)	31.77
Nonvested PSUs, December 31,	293,918	32.31	265,197	32.07	197,842	28.33

_____

[1] PSUs forfeited during the year ended December 31, 2025, represent forfeiture of incremental shares upon final measurement of performance metrics. PSUs forfeited during the year ended December 31, 2023, were due to normal employee attrition.

At December 31, 2025, there was $150,000, $9.4 million and $4.3 million of total unrecognized compensation cost related to nonvested RSA shares, RSU shares and PSU shares under the Incentive Plans, respectively. Those costs are expected to be recognized over a weighted-average period of 0.3, 2.4 and 1.2 years for RSA, RSU and PSU shares, respectively.

Share-based compensation cost charged to income for the years ended December 31, 2025, 2024 and 2023, is presented below. There was no stock option expense for any of the periods shown.

	Years Ended December 31,		
(Dollars in thousands)	**2025**	**2024**	**2023**
RSA & RSU	$ 4,803	$ 4,631	$ 4,321
PSU	2,972	2,043	534
ESPP	488	492	426
Total stock compensation expense	$ 8,263	$ 7,166	$ 5,281
Related tax benefits recognized in net income	$ 1,735	$ 1,505	$ 1,109

Stock Option Grants

The Company had previously issued common stock options to select officers and employees primarily through individual agreements. All of the options are fully vested, and as of December 31, 2025, fully exercised, and there are no options outstanding, excluding the options assumed in conjunction with the BTH merger as described further below.

ORIGIN BANCORP, INC.
Notes to Consolidated Financial Statements

In conjunction with the BTH merger, the Company assumed the BTH 2012 Equity Incentive Plan and converted all outstanding options to purchase BTH common stock into options to purchase an aggregate of 611,676 shares of the Company's common stock. Under the terms of applicable change in control provisions within the BTH 2012 Equity Incentive Plan and BTH Notice Of Stock Option Award, all BTH stock options fully vested immediately prior to the closing of the merger that occurred on August 1, 2022. As of December 31, 2025, BTH converted options have no expiration dates past February 16, 2031, and no further grants will be made under the BTH 2012 Equity Incentive Plan.

The table below summarizes the Company's option activity:

(Dollars in thousands, except per share amounts)	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Year Ended December 31, 2025						
Outstanding at January 1, 2025	225,834	$	32.24	3.72	$	614
Exercised	(38,682)		26.34	—		417
Expired and forfeited	(2,482)		37.41	—		—
Outstanding and exercisable at December 31, 2025	184,670		33.41	2.97		781
Year Ended December 31, 2024						
Outstanding at January 1, 2024	353,473	$	31.49	4.46	$	1,670
Exercised	(73,188)		26.50	—		559
Expired and forfeited	(54,451)		35.06	—		—
Outstanding and exercisable at December 31, 2024	225,834		32.24	3.72		614
Year Ended December 31, 2023						
Outstanding at January 1, 2023	504,437	$	29.46	5.13	$	3,736
Exercised	(135,746)		23.61	—		1,533
Expired and forfeited	(15,218)		34.48	—		—
Outstanding and exercisable at December 31, 2023	353,473		31.49	4.46		1,670

Note 15 — Employee Benefit Plans

Defined Contribution Retirement Plan

The Company maintains the Origin Bancorp, Inc. Employee Retirement Plan (the "Retirement Plan") that is a defined contribution benefit plan, which allows contributions under section 401(k) of the Internal Revenue Code. The Retirement Plan covers substantially all employees who meet certain other requirements and employment classification criteria. Under the provisions of the Retirement Plan, the Company may make discretionary matching contributions on a percentage, not to exceed 6% of a participant's elective deferrals. Any percentage(s) determined by the Company shall apply to all eligible persons for the entire plan year. Historically, the Company has matched 50% of the first 6% of eligible compensation deferred by a participant. Eligible compensation includes salaries, wages, overtime and bonuses, and excludes expense reimbursements and fringe benefits. In addition, the Company may make additional discretionary contributions out of current or accumulated net profit. Matching contributions are invested as directed by the participant. The total of the Company's contributions may not exceed limitations set forth in the Retirement Plan document or the maximum deductible under the Internal Revenue Code.

Although it has not expressed any intention to do so, the Company has the right to terminate the Retirement Plan at any time. The total expense related to the Retirement Plan, including optional contributions, was $2.9 million, $2.9 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Other Benefit Plans

The Company has entered into individual Supplemental Executive Retirement Plans ("SERP") or Executive Supplemental Income Agreements ("ESIA") with several of its executive officers. Eligibility to participate in a SERP or ESIA is limited to senior officers and determined by the Board. The SERPs and ESIA are unfunded and designed to be a nonqualified deferred compensation retirement plan in compliance with Section 409A of the Internal Revenue Code. Deferred compensation has been recorded for these plans as a component of accrued expenses and other liabilities in the accompanying consolidated balance sheets. The deferred compensation liability was $10.8 million at both December 31, 2025 and 2024, respectively. Typically, payments to participants reduce the accrual and any actuarial adjustments are netted with the expense. The expense recorded for the deferred compensation plan totaled $610,000, $630,000 and $452,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

On December 7, 2022, the Company's Board of Directors approved the Origin Bank Nonqualified Deferred Compensation Plan (the "DCP"), pursuant to which certain employees, including the Company's named executive officers, may elect to participate. Pursuant to the DCP, which became effective January 1, 2023, participants may make deferral elections with respect to their base salary, bonus or stock units. The accounting treatment for the DCP differs based upon the type of compensation deferred and therefore, plan assets were bifurcated based upon the deferral of salary/bonus (cash compensation) or stock unit. Effective January 1, 2025, the Origin Bank Long-Term Equity Deferred Compensation Plan ("LTE-DCP") portion of the DCP, which allowed the deferral of stock units, was suspended due to administrative inefficiencies and its limited benefits for participants. While existing grants with deferred elections for the prior performance years will remain in place, no new deferrals will be made under this program going forward. The cash compensation deferral portion of the DCP is accounted for under the scope of Federal Accounting Standards Board Accounting Standards Codification 710-10-15-8 - Deferred Compensation - Rabbi Trust and satisfies the Internal Revenue Service guidelines for a Rabbi Trust. The Company may make discretionary contributions to the DCP, which contributions will be subject to a vesting schedule. Unless otherwise specified by the Company, such Company contributions will have a five-year ratable vesting schedule, subject to acceleration of vesting in the case of a change in control or the participant's death, disability or retirement. Participants may make individual investment elections that will determine the rate of return on their cash deferral amounts under the DCP. Cash deferrals are only deemed to be invested in the investment options selected. The DCP does not provide any above-market returns or preferential earnings to participants, and, with the exception of Company contributions, the deferrals and their earnings are always 100% vested. Participants may elect, at the time they make their deferral elections, to receive in-service distributions or separation from service distributions. Distributions can be paid either as a lump sum payment or in substantially equal annual installments, over a period of up to five years for in-service distributions, or over a period of up to ten years for separation from service distributions. The DCP deferred liability was $849,000 and $512,000 at December 31, 2025 and 2024, respectively.

The Company elected the fair value option for Rabbi Trust portion of the DCP, and therefore, the investment loss (gain) also represents a decrease (increase) in the future payout to participants and is recorded as compensation (benefit) expense in our consolidated statements of income. Compensation (benefit) expense associated with the Rabbi Trust obligations is offset by loss (gain) from related securities. The net effect of investment income or loss and related compensation expense or benefit has no impact on our income before income taxes, net income, or cash balances. The LTE-DCP portion of the DCP had an immaterial expense amount recorded for the years ended December 31, 2025, 2024 and 2023.

Note 16 — Income Taxes

The income tax expense from continuing operations is as follows:

(Dollars in thousands)	Years Ended December 31,		
Federal income taxes:	**2025**	**2024**	**2023**
Current	$ 22,920	$ 19,920	$ (7,181)
Deferred	(4,393)	(1,425)	27,458
State income taxes:			
Current	2,044	2,314	1,590
Deferred	(127)	(42)	256
Income tax expense	$ 20,444	$ 20,767	$ 22,123

The Company's effective income tax rates have historically differed from the applicable U.S. statutory rates of 21% at December 31, 2025, 2024 and 2023, due to the effect of state and local income taxes, low-income housing and qualified school construction bond tax credits, tax-exempt income from securities and life insurance policies and the income tax effects associated with stock-based compensation.

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is below:

(Dollars in thousands)	Year Ended December 31, 2025	
	Amount	%
Federal statutory income tax	$ 20,085	21.00 %
Effect of:		
State and local income taxes, net of federal benefit [1]	1,484	1.55
Tax credits	(640)	(0.67)
Changes in valuation allowance	(15)	(0.02)
Nontaxable or nondeductible items:		
Tax exempt interest income	(1,109)	(1.16)
Other	757	0.79
Other (<5%)	(118)	(0.11)
Total	$ 20,444	21.38 %

_____

[1] State taxes in Mississippi and Texas made up the majority (greater than 50%) of the tax effect in this category.

	Years Ended December 31,			
	2024		2023	
(Dollars in thousands)	Amount	%	Amount	%
Income taxes computed at statutory rate	$ 20,424	21.00 %	$ 22,244	21.00 %
Tax exempt revenue, net of nondeductible interest	(772)	(0.79)	(1,072)	(1.01)
Low-income housing tax credits, net of amortization	(539)	(0.55)	(758)	(0.72)
Other tax credits, net of add-backs	(1,063)	(1.09)	(1,218)	(1.15)
Bank-owned life insurance income	(196)	(0.20)	(182)	(0.17)
State income taxes, net of federal benefit	1,791	1.84	1,498	1.41
Stock-based compensation	525	0.54	632	0.60
Nondeductible expense	834	0.86	814	0.77
Other	(237)	(0.26)	165	0.16
Total income tax expense	$ 20,767	21.35 %	$ 22,123	20.89 %

Significant components of deferred tax assets and liabilities are as follows:

(Dollars in thousands)	December 31,			
Deferred tax assets:	**2025**		**2024**	
Credit loss allowances	$	21,881	$	20,458
Deferred compensation and share-based compensation		8,369		8,244
Net operating loss carryforwards		1,887		1,699
Other		7		1
Self-funded insurance		593		119
Litigation reserve		613		854
Investments in limited partnerships		3,786		1,307
Other real estate owned		13		137
Lease obligations		55		48
Premium/discount on acquisitions		195		187
Deferred rent obligations		996		819
Gross deferred tax assets		38,395		33,873
Valuation allowance		(1,803)		(1,587)
Deferred tax assets net of valuation allowance	$	36,592	$	32,286
Deferred tax liabilities:				
Basis difference in premises and equipment	$	5,638	$	6,864
Intangible assets		4,681		5,597
Deferred Income		5,501		3,302
Other		68		339
Gross deferred tax liabilities		15,888		16,102
Net deferred tax asset	$	20,704	$	16,184

At December 31, 2025, the Company had $1.9 million of Federal gross net operating net loss carryforwards and $34.6 million in gross state net operating losses carryforwards. Of these net loss carryforwards, $1.9 million in Federal gross net operating loss carryforwards acquired in previous business combinations are expiring between 2026 and 2028, and 99.2% of the $34.6 million in state net operating losses can be carried forward indefinitely with the remaining carryforwards expiring between 2032 and 2034. Due to limitations on the amounts of these losses that can be recognized annually, the Company has determined that it is more likely than not that some of these net operating loss carryforwards will expire unused and has established a $1.8 million valuation allowance related to these carryforwards.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities in these taxing jurisdictions for the years before 2022.

Note 17 — Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income ("AOCI") includes the after-tax change in unrealized gains and losses on AFS securities and cash flow hedging activities.

(Dollars in thousands)	Unrealized Loss on AFS Securities	Unrealized Gain on Cash Flow Hedges	Accumulated Other Comprehensive Loss
Balance at January 1, 2023	$ (160,700)	$ 825	$ (159,875)
Net change	39,054	(202)	38,852
Balance at December 31, 2023	$ (121,646)	$ 623	$ (121,023)
Net change	15,111	(117)	14,994
Balance at December 31, 2024	$ (106,535)	$ 506	$ (106,029)
Net change	52,109	(221)	51,888
Balance at December 31, 2025	$ (54,426)	$ 285	$ (54,141)

Note 18 — Capital and Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Company is subject to the Basel III regulatory capital framework ("Basel III Capital Rules"), which includes a 2.5% capital conservation buffer. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on the Company's ability to make capital distributions, which include dividend payments, stock repurchases and to pay discretionary bonuses to executive officers.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, common equity Tier 1 and Tier 1 capital to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average total consolidated assets (as defined). Management believes, at December 31, 2025 and 2024, that the Company and the Bank met all capital adequacy requirements to which they are subject, including the capital buffer requirement.

At December 31, 2025 and 2024, the Bank's capital ratios exceeded those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, common equity Tier 1 risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

The actual capital amounts and ratios of the Company and the Bank at December 31, 2025 and 2024, are presented in the following table:

(Dollars in thousands) December 31, 2025	Actual		Minimum Capital Required - Basel III		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common Equity Tier 1 Capital to Risk-Weighted Assets						
Origin Bancorp, Inc.	$1,139,627	13.54 %	$ 589,364	7.00 %	N/A	N/A
Origin Bank	1,054,279	12.62	584,801	7.00	$ 543,029	6.50 %
Tier 1 Capital to Risk-Weighted Assets						
Origin Bancorp, Inc.	1,155,628	13.73	715,658	8.50	N/A	N/A
Origin Bank	1,054,279	12.62	710,115	8.50	668,344	8.00
Total Capital to Risk-Weighted Assets						
Origin Bancorp, Inc.	1,255,717	14.91	884,171	10.50	N/A	N/A
Origin Bank	1,154,368	13.82	877,205	10.50	835,433	10.00
Leverage Ratio						
Origin Bancorp, Inc.	1,155,628	11.86	389,648	4.00	N/A	N/A
Origin Bank	1,054,279	10.91	386,406	4.00	483,007	5.00
December 31, 2024						
Common Equity Tier 1 Capital to Risk-Weighted Assets						
Origin Bancorp, Inc.	1,085,860	13.32	570,647	7.00	N/A	N/A
Origin Bank	1,075,768	13.29	566,620	7.00	526,147	6.50
Tier 1 Capital to Risk-Weighted Assets						
Origin Bancorp, Inc.	1,101,766	13.52	692,929	8.50	N/A	N/A
Origin Bank	1,075,768	13.29	688,038	8.50	647,565	8.00
Total Capital to Risk-Weighted Assets						
Origin Bancorp, Inc.	1,339,735	16.44	855,670	10.50	N/A	N/A
Origin Bank	1,239,644	15.31	850,353	10.50	809,860	10.00
Leverage Ratio						
Origin Bancorp, Inc.	1,101,766	11.08	397,635	4.00	N/A	N/A
Origin Bank	1,075,768	10.89	395,154	4.00	493,943	5.00

In the ordinary course of business, the Company depends on dividends from the Bank to provide funds for the payment of dividends to stockholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared and paid exceed the Bank's year-to-date net income combined with the retained net income for the preceding year, which was $13.2 million at December 31, 2025.

Stock Repurchases

In July 2022, the Board of Directors of the Company authorized a stock repurchase program pursuant to which the Company was authorized to purchase up to $50.0 million of its outstanding common stock. The July 2022 repurchase plan expired in July 2025 with the Company having repurchased a total of 136,399 shares of its common stock at an average price per share of $32.13, for an aggregate purchase price of $4.4 million, including broker commissions and applicable excise taxes. All the common stock repurchases executed under the July 2022 repurchase plan were completed during the second quarter of 2025.

In July 2025, the Board of Directors of the Company authorized a stock repurchase program pursuant to which the Company may, from time to time, purchase up to $50.0 million of its outstanding common stock. The shares may be repurchased in the open market or in privately negotiated transactions from time to time, depending upon market conditions and other factors, and in accordance with applicable regulations of the Securities and Exchange Commission. The stock repurchase program is intended to expire in three years but may be terminated or amended by the Board of Directors at any time. The stock repurchase program does not obligate the Company to purchase any shares at any time.

During the second half of 2025, the Company repurchased a total of 314,606 shares of its common stock pursuant to its July 2025 stock repurchase program at an average price per share of $36.31, for an aggregate purchase price of $11.4 million, including broker commissions and applicable excise taxes. Year-to-date 2025, stock repurchases totaled 451,005 shares of common stock at an average price per share of $35.05, for an aggregate purchase price of $15.8 million, including broker commissions and applicable excise taxes. There were no stock repurchases during the year ended December 31, 2024.

Note 19 — Commitments and Contingencies

Credit-Related Commitments

In the ordinary course of business, the Company enters into financial instruments, such as commitments to extend credit and letters of credit, to meet the financing needs of its customers. Such instruments are not reflected in the accompanying consolidated financial statements until they are funded, although they expose the Company to varying degrees of credit risk and interest rate risk in much the same way as funded loans.

Commitments to extend credit include revolving commercial credit lines, non-revolving loan commitments issued mainly to finance the merger and development or construction of real property or equipment, and credit card and personal credit lines. The availability of funds under commercial credit lines and loan commitments generally depends on whether the borrower continues to meet credit standards established in the underlying contract and has not violated other contractual conditions. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Credit card and personal credit lines are generally subject to cancellation if the borrower's credit quality deteriorates. A number of commercial and personal credit lines are used only partially or, in some cases, not at all before they expire, and the total commitment amounts do not necessarily represent future cash requirements of the Company.

A substantial majority of the letters of credit are standby agreements that obligate the Company to fulfill a customer's financial commitments to a third party if the customer is unable to perform. The Company issues standby letters of credit primarily to provide credit enhancement to its customers' other commercial or public financing arrangements and to help them demonstrate financial capacity to vendors of essential goods and services.

The contract amounts of these instruments reflect the Company's exposure to credit risk. The Company undertakes the same credit evaluation in making loan commitments and assuming conditional obligations as it does for on-balance sheet instruments and may require collateral or other credit support.

The table below presents the Company's commitments to extend credit by commitment expiration date for the dates indicated:

(Dollars in thousands) **December 31, 2025**	**Less than One Year**		**One-Three Years**		**Three-Five Years**		**Greater than Five Years**		**Total**	
Commitments to extend credit[(1)]	$	843,675	$	762,261	$	524,071	$	137,736	$	2,267,743
Standby letters of credit		214,588		7,530		21,673		—		243,791
Total off-balance sheet commitments	$	1,058,263	$	769,791	$	545,744	$	137,736	$	2,511,534
December 31, 2024										
Commitments to extend credit[(1)]	$	776,568	$	612,149	$	238,791	$	44,095	$	1,671,603
Standby letters of credit		169,983		42,609		21,318		350		234,260
Total off-balance sheet commitments	$	946,551	$	654,758	$	260,109	$	44,445	$	1,905,863

[(1)]   Includes $768.4 million and $773.1 million of unconditionally cancellable commitments at December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company held 44 unfunded letters of credit from the FHLB totaling $598.3 million, with expiration dates ranging from January 2, 2026, to September 22, 2027. At December 31, 2024, the Company held 37 unfunded letters of credit from the FHLB totaling $709.2 million, with expiration dates ranging from January 2, 2025, to September 22, 2027.

Management establishes an asset-specific allowance for certain lending-related commitments and computes a formula-based allowance for performing consumer and commercial lending-related commitments. These are computed using a methodology similar to that used for the commercial loan portfolio, modified for expected maturities and probabilities of drawdown. The reserve for lending-related commitments was $4.5 million and $3.5 million at December 31, 2025 and 2024, respectively, and is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Loss Contingencies

During the year ended December 31, 2024, the Company discovered certain questioned activity involving a former banker in our East Texas market. The activity involved the banker, who has since been terminated, facilitating transactions in and among certain customer accounts. As a result of this activity, the Company filed insurance claims and recognized $2.6 million of related insurance recoveries in other noninterest income for the year ended December 31, 2025.

Several of the loan relationships impacted by the activity were placed on non-accrual and, as a result, the Company recorded a provision for loan credit losses of $4.1 million during the year ended December 31, 2024. During the year ended December 31, 2025, there was a net increase of $1.3 million in recorded provision, primarily due to the ongoing litigation extending longer than initial expectations. Additionally, in conjunction with the investigation of this matter, the Company has maintained a contingency reserve of $2.8 million at December 31, 2025, which was established during the year ended December 31, 2024.

At this time, we continue to believe that any ultimate loss arising from the situation will not be material to our financial position. However, there is at least a reasonable possibility that an additional loss may have been incurred in excess of the amount accrued above, and that a change in the estimate could occur. As of the date of this report, management has assessed that an estimate of any potential additional loss cannot be made.

From time to time, the Company is also party to various other legal actions arising in the ordinary course of business. Currently, management has not identified any other loss contingencies, either individually or in the aggregate, which would have a material adverse effect on the consolidated financial position or liquidity of the Company.

Note 20 — Related Party Transactions

Loans to executive officers, directors, and their affiliates at December 31, 2025 and 2024, were as follows:

(Dollars in thousands)	2025	2024
Balance, beginning of year	$ 52,919	$ 71,129
Advances	15,541	17,455
Principal repayments	(33,670)	(35,665)
Effect of changes in composition of related parties	(25,622)	—
Balance, end of year	$ 9,168	$ 52,919
Commitments to extend credit	$ 30,089	$ 4,123

None of the above loans were considered non-performing or potential problem loans. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectability.

The effect of changes in composition of related parties is primarily due to the resignation of one of our directors during the year ended December 31, 2025, which was first disclosed in our Current Report on Form 8-K filed on September 10, 2025, and discussed in subsequent filings. Additionally, Argent Financial Group, Inc. became a related party upon our purchase of additional shares which resulted in the application of the equity method of accounting. Please see *Note 4 - Equity Method Investments* in the notes to our consolidated financial statements for more information.

Deposits from related parties held by the Company at December 31, 2025 and 2024, amounted to $55.6 million and $21.6 million, respectively.

Note 21 — Condensed Parent Company Only Financial Statements

Financial statements of Origin Bancorp, Inc. (parent company only) are as follows:

(Dollars in thousands)	December 31,			
Condensed Balance Sheets		**2025**		**2024**
Assets				
Cash and cash equivalents	$	32,731	$	47,876
Investment in affiliates/subsidiaries		1,169,596		1,138,466
Other assets		64,020		53,001
Total assets	$	1,266,347	$	1,239,343
Liabilities and Stockholders' Equity				
Subordinated indebtedness, net	$	16,544	$	90,641
Accrued expenses and other liabilities		3,118		3,457
Total liabilities		19,662		94,098
Stockholders' Equity				
Common stock		154,762		155,988
Additional paid-in capital		533,541		537,366
Retained earnings		612,523		557,920
Accumulated other comprehensive loss		(54,141)		(106,029)
Total stockholders' equity		1,246,685		1,145,245
Total liabilities and stockholders' equity	$	1,266,347	$	1,239,343

(Dollars in thousands)	Years Ended December 31,					
Condensed Statements of Income		**2025**		**2024**		**2023**
Income:						
Dividends from subsidiaries	$	107,050	$	36,250	$	53,150
Other		10,296		5,802		10,945
Total income		117,346		42,052		64,095
Expenses:						
Interest expense		4,746		4,670		7,515
Salaries and employee benefits		6,432		6,125		370
Other		1,337		1,835		1,708
Total expenses		12,515		12,630		9,593
Income before income taxes and equity in undistributed net income of subsidiaries		104,831		29,422		54,502
Income tax benefit (expense)		589		1,436		(943)
Income before equity in undistributed net income of subsidiaries		105,420		30,858		53,559
Excess of (dividends) over earnings from subsidiaries		(30,223)		45,634		30,241
Net income	$	75,197	$	76,492	$	83,800

(Dollars in thousands)		Years Ended December 31,				
Condensed Statements of Cash Flows		**2025**		**2024**		**2023**
Cash flows from operating activities:						
Net income	$	75,197	$	76,492	$	83,800
Adjustments to reconcile net income to net cash provided by operating activities:						
Deferred income taxes		1,857		1,229		4,451
Excess of (dividends) over earnings from subsidiaries		30,223		(45,634)		(30,241)
Amortization of subordinated indebtedness discount including purchase accounting adjustment		1,003		224		220
Gain on equity securities without a readily determinable fair value		(6,972)		(5,188)		(10,096)
Gain on repurchase of subordinated indebtedness		—		(81)		(471)
Equity method investment (gain) loss		(2,415)		(61)		61
Other, net		73		(1,978)		(4,601)
Net cash provided by operating activities		98,966		25,003		43,123
Cash flows from investing activities:						
Purchases of non-marketable equity securities held in other financial institutions		(1,420)		(12,373)		—
Capital calls on limited partnership investments		(2,617)		(982)		(2,454)
Payment for investments and advances to subsidiaries		(1,250)		—		—
Net cash used in investing activities		(5,287)		(13,355)		(2,454)
Cash flows from financing activities:						
Repayments on short-term borrowings		—		—		(30,000)
Dividends paid		(18,872)		(18,745)		(18,567)
Cash received on exercise of stock options		954		1,874		3,140
Redemption/Repurchase of subordinated indebtedness		(75,100)		(34,599)		(4,729)
Maturities of subordinated indebtedness		—		—		(2,625)
Payment to repurchase common stock		(15,806)		—		—
Net cash used in financing activities		(108,824)		(51,470)		(52,781)
Net decrease in cash and cash equivalents		(15,145)		(39,822)		(12,112)
Cash and cash equivalents at beginning of year		47,876		87,698		99,810
Cash and cash equivalents at end of year	$	32,731	$	47,876	$	87,698

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosures**

  None.

Item 9A.   **Controls and Procedures**

  Evaluation of disclosure controls and procedures — As of the end of the period covered by this report, an evaluation was performed by the Company, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective at the end of the period covered by this report.

  Management's annual report on internal control over financial reporting — Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). At December 31, 2025, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "2013 Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting at December 31, 2025, based on the specified criteria. The effectiveness of our internal control over financial reporting at December 31, 2025, has been audited by Forvis Mazars, LLP ("Forvis"), an independent registered public accounting firm, as stated in its report, which is included in *Part II, Item 8* of this report.

  Changes in internal control over financial reporting — There were no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(e) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

  Limitations on the Effectiveness of Disclosure Controls and Procedures — Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected.

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
Origin Bancorp, Inc.

Opinion on the Internal Control over Financial Reporting

We have audited Origin Bancorp, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – *Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated February 25, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP
Little Rock, Arkansas
February 25, 2026

Item 9B.   **Other Information**

Pursuant to Item 408(a) of Regulation S-K, none of our directors or executive officers adopted, terminated or modified a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2025

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of our fiscal year end.

Item 11.   Executive Compensation

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of our fiscal year end.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of our fiscal year end.

We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

Further information regarding security ownership of our 5% stockholders and our directors, director nominees and executive officers required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of our fiscal year end.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of our fiscal year end.

Item 14.   Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of our fiscal year end.

Item 15.   **Exhibits, Financial Statement Schedules**

(a) Documents filed as part of this Report:

(1) Financial Statements: Reference is made to the information set forth in *Part II, Item 8* of this Annual Report on Form 10-K, which information is incorporated herein by reference.

(2) Financial Statement Schedules: All financial statement schedules are omitted because they are either not applicable or not required, or because the required information is included in the consolidated financial statements or the notes thereto is included in *Part II, Item 8* of this Annual Report on Form 10-K.

(3) Exhibits: See (b) below.

(b) Exhibits:

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on April 28, 2020
3.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on April 28, 2020
4.1	Specimen common stock certificate, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed April 10, 2018
4.2	Description of Common Stock, incorporated by reference to Exhibit 4.3 to the Company's 10-K for the year ended December 31, 2019
	Instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the SEC upon request.
10.1 *	Origin Bancorp, Inc. 2012 Stock Incentive Plan incorporated by reference to Exhibit 10.1 to the Company's 10-Q filed for the quarter ended March 31, 2021
10.2 *	BT Holdings, Inc. 2012 Equity Incentive Plan, incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-8 filed August 1, 2022
10.3 *	First Amendment to the 2012 Equity Incentive Plan for BT Holdings, incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form S-8 filed August 1, 2022
10.4 *	2020 Restated Employment Agreement, dated February 27, 2020, by and between Origin Bancorp, Inc. and Drake Mills, incorporated by reference to Exhibit 10.5 to the Company's 10-K for the year ended December 31, 2019
10.5 *	Amended and Restated Executive Salary Continuation Plan, effective May 1, 2008, between Community Trust Bank and Drake Mills, incorporated by reference to Exhibit 10.1 to the Company's 10-Q for the quarter ended March 31, 2019
10.6 *	Executive Deferred Compensation Agreement, dated March 30, 2001, by and between Community Trust Bank and Drake Mills, incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed April 19, 2018
10.7 *	Amended and Restated Life Insurance Endorsement Method Split Dollar Plan Agreement, dated April 25, 2018, by and among New York Life Insurance Company, Origin Bank and Drake Mills, incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed April 27, 2018
10.8*	Amended and Restated Life Insurance Endorsement Method Split Dollar Plan Agreement, dated April 26, 2018, by and among Great-West Life & Annuity Insurance Company, Origin Bank and Drake Mills, incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed April 27, 2018
10.9 *	Amended and Restated Endorsement Split Dollar Life Insurance Agreement, dated February 27, 2020, by and between Origin Bank and Drake Mills, incorporated by reference to Exhibit 10.10 to the Company's 10-K for the year ended December 31, 2019
10.10 *	2020 Restated Employment Agreement, dated February 27, 2020, by and between Origin Bancorp, Inc. and M. Lance Hall, incorporated by reference to Exhibit 10.11 to the Company's 10-K for the year ended December 31, 2019

Exhibit Number	Description
10.11 *	§409A Amended & Restated Executive Salary Continuation Agreement, dated December 13, 2008, by and between Community Trust Bank and M. Lance Hall, incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed April 19, 2018
10.12 *	Life Insurance Endorsement Method Split Dollar Plan Agreement, dated September 4, 2002, by and between Community Trust Bank and M. Lance Hall, incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed April 19, 2018
10.13 *	Amendment to the Life Insurance Endorsement Split Dollar Plan Agreement, dated December 8, 2008, by and between Community Trust Bank and M. Lance Hall, incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed April 19, 2018
10.14 *	Amendment to the Life Insurance Endorsement Method Split Dollar Plan Agreement, dated December 18, 2009, by and between Community Trust Bank and M. Lance Hall, incorporated by reference to Exhibit 10.17 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed April 19, 2018
10.15 *	Executive Supplemental Income Agreement, dated October 29, 2019, by and between Origin Bank and M. Lance Hall, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 31, 2019
10.16 *	Endorsement Split Dollar Life Insurance Agreement, dated October 29, 2019, by and between Origin Bank and M. Lance Hall, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed October 31, 2019
10.17 *	Supplemental Executive Retirement Plan, dated August 17, 2018, by and between Origin Bank and Stephen H. Brolly, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed August 21, 2018
10.18 *	Endorsement Split Dollar Life Insurance Agreement, dated August 17, 2018, by and between Origin Bank and Stephen H. Brolly, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed August 21, 2018
10.19 *	Change in Control Agreement, dated March 28, 2018, among Origin Bank, Origin Bancorp, Inc. and Preston Moore incorporated by reference to Exhibit 10.31 to the Company's 10-K for the year ended December 31, 2020
10.20 *	Change in Control Agreement, dated September 24, 2025, among Origin Bank, Origin Bancorp, Inc. and Jimmy R. Crotwell
10.21 *	Form of Performance Stock Unit Agreement under the Origin Bancorp, Inc. 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.29 to the Company's Form 10-K filed February 22, 2023
10.22 *	Form of Restricted Stock Unit Agreement under the Origin Bancorp, Inc. 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.30 to the Company's Form 10-K filed February 22, 2023
10.23 *	Change in Control Agreement, dated February 22, 2022, among Origin Bank, Origin Bancorp, Inc. and Derek McGee, incorporated by reference to Exhibit 10.31 to the Company's Form 10-K filed February 22, 2023
10.24 *	Change in Control Agreement, dated July 27, 2022, among Origin Bank, Origin Bancorp, Inc. and William Wallace, incorporated by reference to Exhibit 99.5 to the Company's Form 8-K filed July 27, 2022
10.25 *	Employment Agreement between Origin Bancorp, Inc., and Stephen Brolly, dated August 8, 2022, incorporated by reference to Exhibit 99.4 to the Company's Form 8-K filed July 27, 2022
10.26 *	Amendment to Employment Agreement, dated May 24, 2022, among BTH Bank, N.A, BT Holdings, Inc., and Lori Sirman, incorporated by reference to Exhibit 10.35 to the Company's Form 10-K filed February 22, 2023
10.27 *	Second Amendment to the Employment Agreement, dated January 1, 2025, among Origin Bank and Lori Sirman, incorporated by reference to Exhibit 10.29 to the Company's Form 10-K filed February 27, 2025
10.28 *	Origin Bancorp, Inc., Origin Bank Nonqualified Deferred Compensation Plan, dated December 8, 2022, incorporated by reference to Exhibit 10.37 to the Company's Form 10-K filed February 22, 2023
10.29 *	Origin Bancorp, Inc., Origin Bank Long Term Equity Deferred Compensation Plan, dated December 8, 2022, incorporated by reference to Exhibit 10.38 to the Company's Form 10-K filed February 22, 2023
10.30 *	Form of Incentive Agreement for Performance Unit Award under the Origin Bancorp, Inc. 2012 Stock Incentive Plan, dated December 13, 2022, by and between Origin Bancorp, Inc. and Drake Mills, incorporated by reference to Exhibit 10.39 to the Company's Form 10-K filed February 22, 2023
10.31 *	Form of Incentive Agreement for Restricted Stock Unit Award under the Origin Bancorp, Inc. 2012 Stock Incentive Plan, dated December 13, 2022, by and between Origin Bancorp, Inc. and Drake Mills, incorporated by reference to Exhibit 10.40 to the Company's Form 10-K filed February 22, 2023
10.32 *	Origin Bancorp, Inc. 2021 Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed April 30, 2021
10.33 *	Origin Bancorp, Inc. Omnibus Incentive Plan incorporated by reference to Appendix A to the Company's Definitive Proxy Statement Schedule 14 A filed March 14, 2024

Exhibit Number	Description
10.34 *	Form of Incentive Agreement for Director Restricted Stock Awards under the Origin Bancorp, Inc. Omnibus Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed May 7, 2024
10.35 *	Form of Incentive Agreement for Restricted Stock Unit Awards under the Origin Bancorp, Inc. Omnibus Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed May 7, 2024
10.36 *	Form of Incentive Agreement for Performance Unit Awards under the Origin Bancorp, Inc. Omnibus Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed May 7, 2024
19	Insider Trading Policy incorporated by reference to Exhibit 19 to the Company's Form 10-K filed February 27, 2025
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Origin Bancorp, Inc. Clawback Policy, dated October 2, 2023 incorporated by reference to Exhibit 97 to the Company's Form 10-K filed February 28, 2024
101	The following financial information from Origin Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2025, is formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Origin Bancorp, Inc.
	(Registrant)
Date: February 25, 2026	By: **/s/ Drake Mills**
	Drake Mills
	Chairman, President and Chief Executive Officer (*Principal Executive Officer*)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ Drake Mills	February 25, 2026
Drake Mills, Chairman, President and Chief Executive Officer (Principal Executive Officer)	
/s/ William J. Wallace, IV	February 25, 2026
William J. Wallace, IV, Chief Financial Officer/Senior Executive Officer (Principal Financial Officer)	
/s/ Stephen H. Brolly	February 25, 2026
Stephen H. Brolly, Chief Accounting Officer/Senior Executive Officer (Principal Accounting Officer)	
/s/ James S. D'Agostino	February 25, 2026
James S. D'Agostino, Director	
/s/ James E. Davison, Jr.	February 25, 2026
James E. Davison, Jr., Director	
/s/ A. La'Verne Edney	February 25, 2026
A. La'Verne Edney, Director	
/s/ Meryl Farr	February 25, 2026
Meryl Farr, Director	
/s/ Richard Gallot, Jr.	February 25, 2026
Richard Gallot, Jr., Director	
/s/ Stacey W. Goff	February 25, 2026
Stacey W. Goff, Director	
/s/ Cecil Jones	February 25, 2026
Cecil Jones, Director	
/s/ Michael A. Jones	February 25, 2026
Michael A. Jones, Director	
/s/ Gary E. Luffey	February 25, 2026
Gary E. Luffey, Director	

BOARD OF DIRECTORS
ORIGIN BANCORP, INC. / ORIGIN BANK

James D'Agostino, Jr. [1,2]
Managing Director
Encore Interests LLC

James Davison, Jr.
Director
Genesis Energy, L.P.
(NYSE: GEL)

A. La'Verne Edney [3]
Litigation Partner
Butler Snow LLP

Meryl Farr
President & Owner
Kennedy Rice Mill

Richard Gallot, Jr.
President & CEO
University of Louisiana
System

Stacey Goff [4]
Partner
Jones Walker

Lance Hall [*]
President &
Chief Executive Officer
Origin Bank

Cecil Jones [5]
Certified Public Accountant
Financial Institutions
Group Partner (Retired)
Whitley Penn LLP

Michael Jones [6]
Certified Public Accountant
Sole Practitioner

Gary Luffey
Medical Doctor
Allegiance Health
Management

Drake Mills
Chairman, President &
Chief Executive Officer
Origin Bancorp, Inc.
Chairman
Origin Bank

EXECUTIVE LEADERSHIP

Drake Mills - Chairman, President & Chief Executive Officer, Origin Bancorp, Inc. / Chairman, Origin Bank
Lance Hall - President & Chief Executive Officer, Origin Bank

Warrie Birdwell
Regional President - North Texas

Steve Brolly
Chief Accounting Officer

Russ Chase
Chief Community Banking Officer

Jim Crotwell
Chief Risk Officer

Bart Dugdale
Director of Investment Partnerships

Gerardo Garza
Director of Revenue Optimization

Brandi Gregg
Chief Compliance Officer

Josh Hammett
Chief Information Officer

David Harrison
Executive Internal Audit Advisor

David Helms
Chief Experience Officer

Sara Imes
Chief Audit Executive

Carmen Jordan
Regional President - Houston

Ryan Kilpatrick
Chief Brand & Communications Officer

Brandi Kyzar
Strategic Project Director

Austin Lewis
Market Executive - North Texas

Larry Little
Director of Commercial Optimization

Will Loftin
Chief Retail Banking Officer

Jim Lykes
Market Executive - Houston

Nick Marascia
Chief Consumer Lending Officer

Robby Martin
Market Executive - Houston

Derek McGee
Chief Legal Counsel

Regina McNeill
Chief Performance Optimization Partner

Preston Moore
Chief Credit & Banking Officer

Jeff Parker
State President - Louisiana

Ashlea Price
Chief Human Resources Officer

Jody Proler
Chief Operating Officer - Houston

Larry Ratzlaff
State President - Mississippi

Chris Reigelman
Director of Investor Relations
& Corporate Sustainability

Lonnie Scarborough
Chief Dream Manager &
Talent Development Officer

Lori Sirman
Regional President - East Texas

Nate Sommer
Regional President - Southeast

Chelsea Stephens
Director of Finance &
Corporate Development

Wally Wallace
Chief Financial Officer

Debbie Williamson
Chief Operations Officer

1. Lead Independent Director 2. Chair, Finance Committee 3. Chair, Risk Committee 4. Chair, Compensation Committee
5. Chair, Audit Committee 6. Chair, Nominating & Corporate Governance Committee
*Origin Bank Board Member Only



Origin Bancorp, Inc.

www.Origin.bank

500 South Service Road East, Ruston, LA 71270 · Member FDIC